Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 3, 2005

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F          ☒                Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes       ☐                  No        ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-     ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 3, 2005	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Profit
Announcement

For the year ended 30 September 2005

Incorporating the requirements of Appendix 4E

RESULTS FOR ANNOUNCEMENT TO THE MARKET	Year End Profit Announcement 2005

Revenues from ordinary activities(1),(2)	up	10%	to	$8,805m
Profit from ordinary activities after tax attributable to equity holders(2)	up	11%	to	$2,818m

Net profit for the period attributable to equity holders(2)	up	11%	to	$2,818m

Dividend Distribut ions (cents per share)	Amount per security	Franked amount per security
Final Dividend	51	51
Interim Dividend	49	49

Record date for determining entitlements to the dividend	23 November 2005 (Sydney)
22 November 2005 (New York)

(1)          Comprises interest income, interest expense and non-interest income.

(2)          All comparisons with the twelve months ended 30 September 2004.

TABLE OF CONTENTS	Year End Profit Announcement 2005

1.	Press Release

2.	Results at a Glance
	2.1	Earnings
	2.2	Summary financial position
	2.3	Balanced Scorecard

3.	Review of Group Operations
	3.1	Summary
	3.2	Review of earnings
	3.3	Credit quality
	3.4	Capital and dividends
	3.5	Regulatory developments
	3.6	Corporate sustainability
	3.7	Outlook

4.	Business Unit Performance
	4.1	Business and Consumer Banking
	4.2	Westpac Institutional Bank
	4.3	New Zealand
	4.4	BT Financial Group (Australia)
	4.5	Pacific Banking
	4.6	Group Business Unit

5.	2005 Financial Information
	5.1	Consolidated statement of financial performance
	5.2	Consolidated statement of financial position
	5.3	Consolidated statement of cash flows
	5.4	Movement in retained profits
	5.5	Notes to 2005 financial information
	5.6	Statement in relation to the audit of the financial statements

6.	Other Information
	6.1	Credit ratings and exchange rates
	6.2	Disclosure regarding forward-looking statements
	6.3	Shareholder calendar

7.	Wealth Management Business
	7.1	Total funds management and life insurance business
	7.2	Funds management business
	7.3	Life insurance business
	7.4	Other business
	7.5	Embedded value and value of new business

8.	Segment Result
	8.1	Full year segment result
	8.2	Half year segment result
	8.3	New Zealand business unit performance (A$ equivalents to section 4.3)

9.	Earnings Reconciliation
	9.1	Full year earnings reconciliation
	9.2	Half year earnings reconciliation

10.	Economic Profit

11.	Glossary

In this announcement references to ‘Westpac’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities.

1. PRESS RELEASE	Year End Profit Announcement 2005

Westpac delivers another record profit with cash earnings up 12%

Westpac Banking Corporation today announced a record profit of $2,818 million, for the 12 months ended 30 September 2005, up 11%.  Cash earnings increased 12% to $2,874 million.

Westpac also announced today a final dividend of 51 cents fully franked and an off-market structured buy-back(1) of approximately $700 million.

Key features of the result include:

•             Cash earnings per share up 12% to $1.55;

•             Return on equity (cash basis) 21%;

•             Full year dividend $1.00, fully franked, up 16%;

•             Economic profit up 17% to $1,875 million; and

•             Expense to income ratio 47% down 260 basis points.

All comparisons with 2004 full year result.

Westpac Chief Executive Officer, David Morgan, said: “This is a strong performance which builds on the consistent high quality results of recent years. In what is a very competitive market we’ve had strong revenue growth of 10%, with all business units growing profitably.  The focus on our core markets of Australia, New Zealand and the Pacific has enabled us to deliver revenue and EPS growth at the upper end of the sector.

“At the same time we have remained disciplined on our pricing and risk taking, with margins declining only three basis points and asset quality improving again. This is a quality result that has not relied on one-offs nor compromises our future earnings growth momentum.

“Our substantial re-investment of $430 million a year in product and customer systems has laid the foundations for more aggressive growth. We have also increased the reach and capability of our distribution network through hiring more staff, longer trading hours and better systems to serve customers.  This not only delivers for our customers but adds additional building blocks for future growth.

“Our expense growth was held to just four per cent despite the ongoing investment program. Our cost to income ratio fell by more than two and a half percentage points to 47%.

“All business units are delivering solid results. However, some aspects of our Australian loan growth were disappointing, particularly in the first half. A number of initiatives have been introduced and these have assisted in restoring our growth momentum in the second half. A significant improvement was in Business and Consumer Banking, where lending growth in the second half was 10% annualised, almost double that of the first half.

“Business and Consumer Banking and BT Financial Group once again delivered double digit earnings growth and the core earnings performance of Westpac Institutional Bank and Westpac New Zealand has been strong. Our investment in BT has proved to be the winner we were always confident it would be,” Dr Morgan said.

Key Business Unit results include:

•             Australian Business and Consumer Banking delivered a 15% lift in cash earnings compared to the 2004 full year result. BCB increased its revenue by 8%, underpinning 12% growth in core earnings. In the second half, housing and business lending volumes significantly improved. Total deposit growth was 11%, for the year, with Westpac’s new Max-i Direct product being highly successful in enhancing our deposit base;

•             Westpac Institutional Bank (WIB) restored its position as the number one lead bank for Australian corporations and delivered cash earnings growth of 5% and an 11% increase in core earnings before bad debts. WIB made considerable gains in its transactional business and it is now also recognised by large corporates as number one for customer service. The Specialised Capital Group contributed over $100 million in revenue;

•             New Zealand retail banking and wealth management cash earnings were up 7% (in NZ$). Business lending was a stand-out with lending growth of 19%. Housing lending was up 13%, although this was offset by lower spreads due to the competitive market; and

•             BT Financial Group cash earnings were up an impressive 48%. Revenue grew by 23% while expense growth was held at 4%. The success of the Wrap and Corporate Super platforms continue to be impressive. Wrap currently has $20 billion in funds under administration, up from $6 billion when Westpac acquired BT three years ago.

“The high quality of this result has generated significant capital over the year. It not only allows us to pass on a 16% higher dividend to our shareholders, it also enables us to announce today a buy-back(1) of approximately $700 million of excess capital,” Dr Morgan said.

“We have built a resilient enterprise that can consistently deliver high quality growth and returns to our shareholders. We are well placed to continue on our growth path in this region.

“We recognise the increasing challenges within the industry, particularly with the broad range of competitors that are now entrenched in this market, but believe we are more than equipped to meet them,” Dr Morgan said.

Outlook

In framing our outlook for the year ahead we continue to believe that the provision of specific earnings guidance is not appropriate. Further, the additional earnings volatility that will result from the introduction of IFRS makes specific guidance difficult.

However, the strength of the operating environment combined with the business being in good health provides confidence in Westpac’s outlook.

The consistency with which earnings growth and 20% plus returns on equity have been delivered over recent years now sets us up well in 2006.

The successful enhancing of the sustainability of the company over the last six years has also contributed to a strong platform for growth. This includes very strong employee commitment, increased customer satisfaction across all segments, and the leading position globally in the banking sector for sustainability.

In addition, the strengthening of our distribution network in 2005 provides a further source of future growth.

All of this gives us confidence that Westpac can continue to deliver strong outcomes for shareholders in the future.

(1)          The buy-back is not available to any person who is in the United States, Canada or Japan or any United States person or a resident of Canada or Japan.  In addition, American Depository Receipts and restricted shares may not be tendered into the buy-back.

This page is left blank intentionally

2. RESULTS AT A GLANCE	Year End Profit Announcement 2005

2.1                               EARNINGS

We consider cash earnings a more appropriate measure of financial performance.  It adjusts the reported profit result for material items that do not reflect cash flows available to ordinary shareholders, including: amortisation of goodwill and distributions paid on hybrid equity. The cash earnings measure also eliminates the pre-tax impact of the hedge related to our latest hybrid capital instrument, US$525 million Trust Preferred Securities 2004 (TPS 2004(1)) as the hybrid instrument itself is not revalued.

$m	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05	Full Year 2005	Full Year 2004	% Mov’t Sept 04- Sept 05
Net interest income	2,700	2,545	6	5,245	4,755	10
Non-interest income(2)	1,901	1,659	15	3,560	3,255	9
Net operating income	4,601	4,204	9	8,805	8,010	10
Operating expenses(2)	(2,071)	(2,034)	(2)	(4,105)	(3,940)	(4)
Goodwill amortisation	(85)	(83)	(2)	(168)	(164)	(2)
Underlying performance	2,445	2,087	17	4,532	3,906	16
Bad and doubtful debts	(179)	(203)	12	(382)	(414)	8
Profit from ordinary activities before income tax	2,266	1,884	20	4,150	3,492	19
Income tax expense	(681)	(541)	(26)	(1,222)	(913)	(34)
Net profit	1,585	1,343	18	2,928	2,579	14
Net profit attributable to outside equity interests(2)	(92)	(18)	(large )	(110)	(40)	(175)
Net profit attributable to equity holders of Westpac Banking Corporation (WBC)	1,493	1,325	13	2,818	2,539	11
Goodwill amortisation	85	83	2	168	164	2
Distributions on other equity instruments	(69)	(68)	(1)	(137)	(154)	11
TPS 2004 revaluation(1)	(15)	40	(138)	25	10	150
Cash earnings	1,494	1,380	8	2,874	2,559	12

2.1.1                     KEY FINANCIAL DATA

	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05		Full Year 2005	Full Year 2004	% Mov’t Sept 04- Sept 05
Shareholder value
Cash earnings per ordinary share (cents)	80.4	74.9	7		155.3	138.6	12
Earnings per ordinary share (cents)	76.6	68.2	12		144.8	129.2	12
Economic profit ($m)	975	900	8		1,875	1,603	17
Weighted average ordinary shares (millions)	1,860	1,842	1		1,851	1,846	—

Fully franked dividends per ordinary share (cents)	51	49	4		100	86	16
Dividend payout ratio - cash earnings (%)	63.4	65.4	(200bps	)	64.4	62.0	240bps
Net tangible assets per ordinary share ($)	6.21	5.82	7		6.21	5.47	14

Productivity and efficiency
Expense to income ratio (%)	45.0	48.4	(340bps	)	46.6	49.2	(260bps	)
Total banking expense to income ratio (%)	44.5	47.8	(330bps	)	46.1	48.2	(210bps	)
Full-time equivalent staff (FTE)	27,138	26,890	1		27,138	27,013	—

Business Performance
Net interest spread (%)(3)	2.04	2.04	—		2.04	2.10	(6bps	)
Net interest margin (%)(3)	2.52	2.48	4bps		2.50	2.53	(3bps	)
Average interest earning assets ($m)	218,759	215,321	2		217,040	196,459	10

Notes explained on page 6.

2.2                               SUMMARY FINANCIAL POSITION

$m	30 Sept 2005	31 March 2005	30 Sept 2004	% Mov’t Mar 05- Sept 05	% Mov’t Sept 04- Sept 05
Assets
Cash	1,844	2,039	1,800	(10)	2
Due from other financial institutions	10,896	10,095	9,538	8	14
Trading and investment securities	11,827	13,221	13,412	(11)	(12)
Loans and acceptances	200,453	194,096	188,005	3	7
Life insurance assets(2)	13,740	12,711	12,957	8	6
Other assets	20,993	21,509	19,367	(2)	8
Total assets	259,753	253,671	245,079	2	6
Liabilities
Due to other financial institutions	10,654	8,137	7,071	31	51
Deposits	149,454	145,814	146,533	2	2
Debt issues	41,771	42,096	36,188	(1)	15
Acceptances	4,864	5,127	5,534	(5)	(12)
Life insurance policy liabilities	11,722	11,252	10,782	4	9
Loan capital	4,214	4,762	4,431	(12)	(5)
Other liabilities(2)	19,862	20,230	18,223	(2)	9
Total liabilities	242,541	237,418	228,762	2	6
Equity
Equity attributable to equity holders of WBC	16,364	15,529	14,888	5	10
Outside equity interests(2)	848	724	1,429	17	(41)
Total equity	17,212	16,253	16,317	6	5

2.2.1                     KEY FINANCIAL DATA

	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05		Full Year 2005	Full Year 2004	% Mov’t Sept 04- Sept 05
Profitability and capital adequacy
Return on average adjusted ordinary equity	20.6%	19.3%	130bps		20.0%	19.3%	70bps
Cash earnings to average adjusted ordinary equity	21.6%	21.2%	40bps		21.4%	20.7%	70bps
Total capital ratio	9.7%	10.0%	(30bps	)	9.7%	9.7%	—
Tier 1 capital ratio	7.2%	7.1%	10bps		7.2%	6.9%	30bps
Adjusted common equity to risk weighted
assets (ACE)	5.4%	5.2%	20bps		5.4%	4.8%	60bps
Risk weighted assets ($m)	170,369	162,038	5		170,369	158,489	7
Total committed exposures ($m)	320,183	308,206	4		320,183	302,654	6
Average adjusted ordinary equity ($m)	13,809	12,999	6		13,404	12,340	9
Average total equity ($m)	16,576	16,384	1		16,480	15,827	4
Asset quality
Net impaired assets to equity and general provisions	1.6%	2.2%	(60bps	)	1.6%	2.5%	(90bps	)
Specific provisions to total impaired assets	40.7%	42.5%	(180bps	)	40.7%	34.8%	large
General provisions to non-housing loans and acceptances	1.5%	1.5%	—		1.5%	1.6%	(10bps	)
General provisions to risk weighted assets	0.9%	0.9%	—		0.9%	0.9%	—
Total provisions to gross loans and acceptances	0.9%	0.9%	—		0.9%	0.9%	—
Total bad and doubtful debt charge to average loans’ and acceptances annualised (basis points)	18	21	(3bps	)	19	23	(4bps	)
Bad debts written off to average gross loans and acceptances (basis points)	20	14	6bps		17	14	3bps

Notes explained on page 6.

2.3                               BALANCED SCORECARD

Stakeholder Results

Shareholders

•                  2005 cash earnings per share, up 12% on 2004 (5 year compound annual growth of 11%);

•                  Economic profit up 17% on 2004 (5 year compound annual growth of 14%);

•                  Cash earnings return on equity at 21.4%, up from 20.7% in 2004 (5 year average 21%);

•                  Full year dividend of 100 cents, up 16% on 2004 (5 year compound annual growth of 13%); and

•                  Announced a structured off market buy-back of approximately $700 million.

Customers

•                  The percentage of Australian customers(4) who are very or fairly satisfied:

•                  Consumer: 71%, up 2 percentage points on September 2004;

•                  Small and Medium Enterprises: 67%, up 4 percentage points on September 2004; and

•                  Priority and Middle Market: 75%, up 7 percentage points on September 2004.

•                  The percentage of New Zealand customers who rate our service as either excellent or very good:

•                  Consumer: 59%(5), up 4 percentage points on September 2004;

•                  High value customer: 66%(5) , up 5 percentage points on June 2004; and

•                  Branch: 74%(5), up 7 percentage points on September 2004.

•                  The percentage of Institutional Bank customers who list Westpac as their lead bank:

•                  Australia: 42%(6), up 5 percentage points on 2004; and

•                  New Zealand: 34%(6), up 5 percentage points on 2004.

Staff

•                  Employee commitment at 69%(7) at September 2005 compared with 68%(7) at 30 September 2004.  This also represents an increase of 13% over the last 5 years.

Corporate Sustainability

•                  The Dow Jones Sustainability Index 2005-2006: No. 1 rating for banks globally for the fourth consecutive year;

•                  Governance Metrics International Global Corporate Governance Ratings September 2005: one of only 2 Australian companies and only bank globally to receive a top score of 10.0, ranked against some 3,200 companies globally - the fourth such consecutive rating; and

•                  RepuTex Social Responsibility Ratings November 2004: For the second consecutive year, number one company overall, ranked against Australia’s top 100 companies and the only company to receive an AAA rating.

Notes explained on page 6.

Notes to sections 2.1, 2.2, 2.3 and 3.2

(1)  Cash earnings removes the TPS 2004 revaluation from net profit.  The accounting treatment for the structure causes a change in reported earnings but has no economic impact on the Group.  More specifically, a NZ$/US$ cross currency swap, as part of the TPS 2004 structure, is reported on a market value basis while the underlying equity instrument is reported at historic exchange rates.  The impact of this change is that non-interest income in the current year includes a $25 million unrealised loss associated with the revaluation of the NZ$/US$ cross currency swap.  The revaluation of the NZ$/US$ cross currency swap was undertaken at the NZ$/US$ exchange rate of 0.6927 on 30 September 2005. Accordingly, to ensure cash earnings accurately reflect earnings available to shareholders, $25 million is added back to net profit.

Post implementation of International Financial Reporting Standards (IFRS), TPS 2004 will be classified as debt and the revaluation of the debt and the swap will then offset. With a consistent accounting treatment through the structure there will be no adverse earnings impact post IFRS.

(2)  Westpac consolidates certain Managed Investment Schemes where the statutory funds within Westpac Life Insurance Services Limited and BT Life Limited demonstrate a capacity to control these schemes. The effect on earnings for the year ended 30 September 2005 comprises: $94 million non-interest income; $4 million operating expenses and $90 million net profit attributable to outside equity interests. The effect on earnings for the year ended 30 September 2004 includes: $33 million non-interest income; $3 million operating expenses and $30 million net profit attributable to outside equity interests.  There is no impact on net profit attributable to equity holders or cash earnings.  Refer section 9 Earnings reconciliation.

The effect on Westpac’s statement of financial position as at 30 September 2005 includes: $827 million in assets, $1 million in other liabilities and $826 million in outside equity interests. The statement of financial position as at 30 September 2004 includes: $1,409 million in assets, $1 million in other liabilities and $1,408 million in outside equity interests.

(3)  Net interest spread and margins are calculated on net interest income adjusted for tax equivalent gross up of $183 million in the twelve months to 30 September 2005 ($119 million in the first half and $64 million in the second half) and $222 million in the twelve months to 30 September 2004. We have entered into various tax effective financing transactions that derive income subject to a reduced rate of income tax. To provide comparability, this income is presented on a tax equivalent basis for margin calculations. In the presentation of the average balance sheet, net interest spread and net interest margin are also presented on a tax equivalent basis. Refer section 5.5, Note 3 Average Balance Sheet and Interest Rates, for a reconciliation of net interest income used in the calculation of net interest spread and net interest margins.

(4)  Consumer: Roy Morgan Research; Business: Taylor Nelson Sofres. Data based on rolling twelve month average. Consumer satisfaction (consumers aged 14+ who regard Westpac as their main financial institution) for the period ended
August 2005.  Business satisfaction for the period ended September 2005.

(5)  ACNielsen.  Four quarter rolling average.

(6)  Peter Lee Associates 2004-2005 Corporate and Institutional Banking Survey.

(7)  Westpac Staff Perspectives Survey.

3. REVIEW OF GROUP OPERATIONS	Year End Profit Announcement 2005

3.1                               SUMMARY

2005 Earnings

In 2005 we delivered a very credible financial performance with a record net profit attributable to equity holders of $2,818 million, up 11% on the twelve months to 30 September 2004.  Cash earnings attributable to ordinary shareholders increased 12% to $2,874 million and cash earnings per share also increased 12%.

Momentum was strong in the second half with cash earnings attributable to ordinary shareholders up 8% on the first half.

All operating business units contributed to the growth with BT Financial Group (BTFG) and Business and Consumer Banking (BCB) increasing cash earnings by 48% and 15% respectively.

This was a revenue led result with a 10% uplift in revenues over the year.  By holding cost growth to just 4% we leveraged our revenue performance to deliver a double digit improvement in all key earnings measures. This was evident in underlying earnings which increased 16% over the year.

With the credit environment continuing to be favourable, bad debt costs also contributed to the rise in cash earnings over the year, our bad debt charge easing $32 million or 8%.

The rise in tax charges for the year reflects the growth in underlying earnings, the end to the concessional tax treatment for the BTFG Life Insurance business, additional tax provisions booked during the year to recognise tax risk from increased scrutiny by tax authorities globally and in recognition of prior period adjustments.

Key features of our result compared to 2004 are:

•                 Operating income up 10%;

•                 Group net interest margin down 3 basis points from September 2004 to 2.50%;

•                 Operating expenses up 4%;

•                 Group expense to income ratio down 260 basis points to 46.6%;

•                 Banking(1) expense to income ratio down 210 basis points to 46.1%;

•                 Bad debts charge to average gross loans and acceptances down 4 basis points to 19 basis points;

•                 Impaired assets to gross loans and acceptances of 0.2%, down from 0.4% at 30 September 2004; and

•                 Group Tier 1 ratio up 30 basis points to 7.2% and Adjusted Common Equity Ratio up 60 basis points to 5.4%.

(1)          The banking group comprises Business and Consumer Banking, Westpac Institutional Bank, the banking operations in New Zealand, Pacific Banking and the Group Business Unit segment.

Shareholder Returns

Returns to shareholders over the year have been strong with economic profit rising 17% and the cash earnings return on equity maintained at 21% and at the upper end of the major bank sector.  Economic profit growth exceeded growth in cash earnings principally due to the 16% increase in dividends over the year with a consequent rise in franking credits distributed.

Over the past 5 years economic profit has increased at a compound annual growth rate of 14% while our cash earnings return on equity has averaged 21% for the same period.

The Directors have determined to pay a fully franked final dividend of 51 cents per ordinary share, an increase of 7 cents (16%) over the final fully franked dividend in 2004. The total dividend to be paid for 2005 is 100 cents fully franked, an increase of 16% on 2004. The increase in dividends results in the 2005 dividend payout ratio improving by 2 percentage points on 2004 to 64%.

A highlight of the result has been the significant capital surplus generated over the year.  This has enabled us to fund the 16% increase in dividends and has led to a further increase in our key capital ratios which remain comfortably above our target ranges.  Based on the mid point of our target Adjusted Common Equity range Westpac had over $1.1 billion of surplus capital at 30 September 2005.

Given this level of surplus, and greater clarity around our capital needs associated with the introduction of IFRS (and allowing for capital to support additional earnings volatility), the Board has decided to return part of this surplus to shareholders by way of a structured off-market buy-back of approximately $700 million(1). The Board considered various ways to return surplus capital to shareholders and determined that an off-market buy-back is in the best interests of Westpac as a whole as it offers benefits to both participating and non-participating shareholders.  A buy-back of shares will address the cash earnings per share dilution resulting from an increasing share count and, compared to an on market buy-back, an off-market buy-back will enable a higher number of shares to be repurchased over a shorter period of time.  Further information on our capital position is included in section 3.4.

(1)          The buy-back is not available to any person who is in the United States, Canada or Japan or any United States person or a resident of Canada or Japan.  In addition, American Depository Receipts and restricted shares may not be tendered into the buy-back.

(2)          Cash earnings Return on Ordinary Equity (ROE) is the return delivered to ordinary shareholders. It is calculated by dividing cash earnings by average ordinary equity, adjusted for the average balance of accumulated amortised goodwill and the average estimated final dividend net of the estimated dividend reinvestment.

(3)          Reported cash earnings adjusted for non-recurring significant items.

Business Unit Summary

All our operating business units contributed to the Group’s improved performance over the year with particularly strong contributions from our Australian retail operations (BCB) and our Australian wealth management operations (BTFG).

Business unit highlights include:

•                 Our Australian retail banking franchise, BCB, generated cash earnings growth of 15% on 2004. Sound revenue growth, driven by minimal margin erosion on more moderate balance sheet growth, was achieved despite a more competitive operating environment. Even with increased investment in the franchise, particularly in new customer facing roles, expense growth was contained to 4%.  Continued favourable bad debt conditions also assisted earnings growth;

•                 Westpac’s Institutional Bank (WIB) generated core earnings growth of 11%, although a turnaround in bad debt charges over the year (from a net write-back in 2004 to a charge in 2005) led to cash earnings increasing only 5%.  Underlying performance was driven by a 7% improvement in customer revenues, improved transactional banking revenues and a significant increase in foreign exchange earnings.  The highlight for WIB for the year was regaining its position as the number 1 lead bank(2) in the Australian market;

•                 Our New Zealand retail operations achieved significant growth over the year with total lending (in NZ$) rising 14%.  Despite this growth, the competitiveness of the New Zealand market has impacted margins leading to overall growth in cash earnings of 7% (NZ$) for the year.  A lower bad debt charge for the year also contributed to the bottom line;

•                 BTFG, our Australian wealth management business, had an outstanding year with cash earnings increasing 48%.  BTFG has continued to make excellent gains in Funds Under Administration, growing 39% while favourable claims experience have assisted our life insurance operations. In addition to strong equity markets, Funds Under Management growth is benefiting from the consistent, top quartile investment management performance achieved in key funds;

•                 Pacific Banking cash earnings increased by 13% over the year despite more challenging operating conditions.  A strong second half performance from improved non-interest income and a pick-up in commercial lending assisted the result; and

•                 The Group Business Unit(1) recorded a decrease in cash earnings of $24 million over 2004 as profits from property sales fell and centrally held tax charges increased in 2005.

(1)         The Group Business Unit segment includes the results of Group Treasury and the Corporate Centre, as well as certain accounting entries to facilitate the presentation of the performance of our operating businesses.

(2)         Peter Lee Associates 2004-2005 Corporate and Institutional Banking Survey.

Epic Energy

In June 2004 Westpac, through its Hastings Funds Management subsidiary, acquired a 100% interest in a group of companies holding natural gas pipeline assets (Epic) via a trust structure. Epic was sold in December 2004. In the period in which the assets were held Westpac consolidated the entities within the Group accounts.  While the overall impact on cash earnings from the consolidation was modest, it impacted the components of the profit and loss statements and apparent growth rates achieved over the year.  A detailed break-down of the impact of Epic is provided in section 3.2.

Hastings

From 1 July 2005 100% of the results of Hastings Funds Management Limited (Hastings) have been included as profit attributable to equity holders of Westpac Banking Corporation, the effective date of acquiring the 49% of Hastings not previously held by Westpac.  At 30 September 2005 the consideration of $86 million was recognised as a payable that will be settled by the payment of cash and issue of ordinary shares prior to 30 November 2005.

3.2                            REVIEW OF EARNINGS

$m	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05	Full Year 2005	Full Year 2004	% Mov’t Sept 04- Sept 05
Net interest income	2,700	2,545	6	5,245	4,755	10
Non-interest income(2)	1,901	1,659	15	3,560	3,255	9
Net operating income	4,601	4,204	9	8,805	8,010	10
Operating expenses(2)	(2,071)	(2,034)	(2)	(4,105)	(3,940)	(4)
Goodwill amortisation	(85)	(83)	(2)	(168)	(164)	(2)
Underlying performance	2,445	2,087	17	4,532	3,906	16
Bad and doubtful debts	(179)	(203)	12	(382)	(414)	8
Profit from ordinary activities before income tax	2,266	1,884	20	4,150	3,492	19
Income tax expense	(681)	(541)	(26)	(1,222)	(913)	(34)
Net profit	1,585	1,343	18	2,928	2,579	14
Net profit attributable to outside equity interests(2)	(92)	(18)	(large )	(110)	(40)	(175)
Net profit attributable to equity holders of WBC	1,493	1,325	13	2,818	2,539	11
Goodwill amortisation	85	83	2	168	164	2
Distributions on other equity instruments	(69)	(68)	(1)	(137)	(154)	11
TPS 2004 revaluation(1)	(15)	40	(138)	25	10	150
Cash earnings	1,494	1,380	8	2,874	2,559	12

Net operating income – up $795 million (10%) on 2004

Net operating income includes items and accounting treatments, which either do not impact cash earnings or are considered non-core (Epic).  The net impact of these items led to a reduction in 2004 operating income of $209 million and a reduction in 2005 net operating income of $281 million.  After adjusting for these items, net operating income increased 9%.

Net interest income – up $490 million (10%) on 2004

$m	30 Sept 2005	30 Sept 2004	% Mov’t Sept 04- Sept 05
Reported net interest income	5,245	4,755	10%
Less adjustments:
Hybrid capital benefit	(113)	(130)
Core net interest income	5,132	4,625	11%

In 2005 we grew our core net interest income 11%.  Behind this improvement was an 11% rise in average net loans and acceptances and a 7% rise in average deposits.  Net interest margins were 3 basis points lower over the year.

Volume

Full Year

Growth in average net loans and acceptances of 11% was higher than absolute growth in loans and acceptances of 7% principally due to:

•                 Very strong lending growth in the latter months of 2004 financial year;

•                 The run-down of the NZ structured finance portfolio of $3 billion in the June quarter 2005; and

•                 The securitisation of $2 billion in mortgages in January 2005.

Growth in absolute Australian net loans and acceptances was 8% (9% adjusted for securitisation). This compares to system credit growth of 13%(3).  As a result, our total credit market share declined 60 basis points to 12.7% at 30 September 2005.

(1),(2)        Notes explained on page 6.

(3)                            RBA September 2005.

Total New Zealand, net loans and acceptances increased by 5% (NZ$ terms).  Increases in our New Zealand Business Unit of 14% (NZ$ terms) compared to New Zealand private sector credit growth of 16%(1).  These were partially offset by the run-off in the New Zealand Structured Finance portfolio (including WIB) during the year.

Key loan and acceptance growth drivers include:

•                 BCB increased loans and acceptances 8%.  Growth over the year was below market, due to sub optimal sales force effectiveness and the impact of systems roll out issues, particularly in the first half of the year;

•                 WIB, net loans and acceptances fell 2%. Adjusting for the run-down in the NZ structured finance portfolio growth was 10% and more representative of underlying business growth.  Virtually all of the Institutional Bank’s lending growth was recorded in the first half of the year;

•                 New Zealand lending increased by 14% (in NZ$ terms) and by 11% in A$.  New Zealand housing lending increased 13% while business lending increased by a strong 19%; and

•                 BTFG achieved significant growth in its margin lending portfolio capitalising on demand created from strong equity markets.

Loans(2)

$m	As at 30 Sept 2005	As at 31 March 2005	As at 30 Sept 2004	% Mov’t Sept 04- Sept 05	% Mov’t Mar 05- Sept 05	% Mov’t Sept 04- Mar 05
Business Unit
Business and Consumer Banking	145,370	138,776	135,198	8	5	3
Consumer (Australia)	106,505	101,655	98,946	8	5	3
Housing	99,039	94,327	91,602	8	5	3
Personal (loans and cards)	7,466	7,328	7,344	2	2	—
Business (incl. equip. finance)	38,865	37,121	36,252	7	5	2
Westpac Institutional Bank	24,931	27,851	25,468	(2)	(10)	9
New Zealand(3) (NZ$)	32,210	30,156	28,239	14	7	7
BT Financial Group	2,451	2,141	1,785	37	14	20
Pacific Banking	901	821	782	15	10	5

Group
Net loans & acceptances	200,453	194,096	188,005	7	3	3

(1)          RBNZ twelve months to September 2005.

(2)          Net loans and acceptances.

(3)          New Zealand comprises our New Zealand retail banking operations and wealth management businesses.

Absolute deposit growth across the Group increased 2% over the year with a 7% increase in customer deposits offset by a 14% decline in wholesale certificates of deposit.  The growth in customer deposits arose from our retail operations and is consistent with growth in average deposits of 7% across the year.

In Australia, strong deposit growth was primarily due to the introduction of our high interest on-line savings account in October 2004.  The introduction of this account has led to balances in cash management style accounts increasing $5 billion over the year.  The relaunching of our transaction account ‘Westpac One’ also assisted growth.  Growth in other transaction accounts and term deposits was relatively flat over the year.  Growth in Australian retail deposits of 11% was broadly in line with system growth for the year.

In New Zealand, the launch of a new on-line savings account was a key driver of the 7% growth achieved over the year.  This compares to growth in the overall New Zealand system deposits of 5%(1).

Deposits from WIB customers are predominantly capital markets balances (overnight and 11am cash deposits) and have remained stable over the year.

Deposits

$m	As at 30 Sept 2005	As at 31 March 2005	As at 30 Sept 2004	% Mov’t Sept 04- Sept 05	% Mov’t Mar 05- Sept 05	% Mov’t Sept 04- Mar 05
Business Unit
Business and Consumer Banking	83,073	77,546	74,699	11	7	4
Consumer	52,297	50,847	50,420	4	3	1
Business	30,776	26,699	24,279	27	15	10
Westpac Institutional Bank	13,967	15,660	13,912	—	(11)	13
New Zealand(2) (NZ$)	19,936	19,271	18,565	7	3	4
Pacific Banking	1,195	1,120	1,137	5	7	(1)
Other(3)	33,092	33,764	39,409	(16)	(2)	(14)

Group
Total Deposits	149,454	145,814	146,533	2	2	—

Second Half

Overall lending growth was up 3% over the first half.  However adjusting for the NZ Structured Finance portfolio run-off, underlying growth was significantly higher in the second half.  This performance was principally due to BCB where annualised growth in the second half of the year at 10% was almost double that recorded in the first half of the year.

(1)          RBNZ YTD September 2005.

(2)          New Zealand comprises our New Zealand retail banking operations and wealth management businesses.

(3)          Includes Treasury short term wholesale funding.

Margins

Overall margins were down only 3 basis points to 2.50% for the year, which is below our expected medium term margin erosion of 5 to 10 basis points per annum.

All of the decline in margins was recorded in the first half of the year, while in the second half margins increased 4 basis points.

The overall decline in margins comprised a 6 basis point reduction in spreads and a 3 basis point improvement in the free funds contribution. The free funds contribution is consistent with the excess capital maintained by the Group for much of the year.

Margin performance was assisted by a change in the composition of our Treasury and Financial Markets income over the year and other non-recurring items.  Adjusting for these, the underlying deterioration in margins across our products was around 7 basis points.

	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05	Full year Sept 05	Full Year Sept 04	% Mov’t Sept 04- Sept 05
Net Interest Income ($m)(3)	2,764	2,664	4%	5,428	4,977	9%
Average Interest Earning Assets ($m)	218,759	215,321	2%	217,040	196,459	10%
Net Interest Average Margin	2.52%	2.48%	n/ a	2.50%	2.53%	n/ a

Full Year

Key spread movements impacting on the Group were:

•                 Changes in the portfolio mix led to a reduction in spreads of 3 basis points.  In liabilities, the movement in funds into higher rate accounts in both Australia and New Zealand has been the primary reason for the decline.  On the asset side, mix changes contributed 2 basis points to the decline in spread.  A change in the mix of New Zealand mortgage lending was the major contributor as borrowers switched from higher spread floating rate mortgages into lower spread fixed rate products.  The relatively slower average growth in higher yielding business lending and personal lending also contributed to the decline;

•                 In aggregate, individual product spreads had a 3 basis point decline over the year.  Declines in asset spreads occurred in New Zealand across mortgage and card products (2 basis points).  In Australia, asset spread declines were greatest in institutional lending with minimal impact in retail assets.  These declines were offset by reduced mortgage broker costs;

•                 Competitive pressures also affected retail liability spreads in Australia, reducing product spreads by 2 basis points, although this was offset by a 1 basis point increase in New Zealand retail liability spreads;

Notes explained on page 6.

•                 With asset growth exceeding retail liability growth, the increase in wholesale funding mix decreased spreads by 2 basis points; and

•                 Other movements included additional Treasury and Financial Markets income and recoveries of interest on previously non-accrual loans (3 basis points). These were offset by the flow on impact of the change in the hybrid capital portfolio in 2004.

Second Half

Spread movements across the Group in the second half were flat:

•                 Competitive pressures were notable in Australia where retail asset product spreads declined by 1 basis point relative to the first half.  New Zealand asset spreads also contributed a 1 basis point decline.  Retail liability spread decreases across the Group were less than 1 basis point compared to the first half across both Australia and New Zealand;

•                 Changes in the mix of the portfolio saw New Zealand retail asset spreads decline by 1 basis point relative to the first half; and

•                 Other movements in spread of 3 basis points included increased income from Treasury.

The net benefit from non-interest bearing deposits and equity increased 4 basis points predominantly due to the level of average interest earning asset growth falling below that of growth in free funds.

Non-interest income – up $305 million (9%) on 2004(1)

$m	30 Sept 2005	30 Sept 2004	% Mov’t Sept 04- Sept 05
Reported non-interest income	3,560	3,255	9%
Less adjustments:
Consolidation of Epic (2 June 2004 to 14 December 2004)(3)	(11)	(27)
Policy holder tax recoveries(4)	(88)	(33)
Consolidation of the Life Company MIS(2),(4)	(94)	(33)
TPS 2004 hedge revaluation(1),(3)	25	14
Core non-interest income	3,392	3,176	7%

Reported non-interest income increased 9%. Adjusted for factors that do not impact cash earnings the increase was 7%.  Most of the increase in non-interest income comes from an increase in wealth management income and an improvement in transaction and commission income, particularly in the second half of the year.

The major contributors to the 7% growth in non-interest income were:

•                 The Australian and NZ banking businesses helped lift total fees and commissions by $145 million or 8% in 2005.  Solid growth in transactional banking, particularly in the Institutional Bank, along with benefits from fee repricing initiatives implemented over the year contributing to growth in fees.  The Specialised Capital Group more than offset a reduced contribution from our private equity funds (down $31 million following an extraordinary performance in 2004) to deliver a strong revenue increase over the year;

•                 Core wealth management income(4) grew $101 million, driven by continued strong market performance and improved Funds Under Administration (FUA) from the Wrap and Corporate Super platforms.  A sound performance from the life insurance business also lifted this result (note: BTFG revenues from the sale of our investment in JDV (Broking services business) and recoveries of tax amounts previously paid into certain funds in 2005 are included in Other income);

•                 Trading income fell by $67 million driven largely by changes in the composition of revenues earned by Treasury.  Financial Markets trading income was flat on 2004 as higher foreign exchange income was offset by lower contributions from Capital Markets relating to fixed interest and derivative trading; and

•                 Core other income(3) increased by $37 million on 2004. Gains realised from the Group’s high yield securities increased by $47 million to $64 million in 2005, while the sale of our investment in JDV realised gains of $13 million. Recoveries from amounts previously paid into certain funds in our wealth business generated $27 million in additional income. These were partly offset by losses from hedging overseas operations of $41 million in 2005 compared to a $21 million profit in 2004. These losses were largely a result of the hedging of our New Zealand earnings, which are offset across other income and expense lines; with minimal cash earnings impact. Profit from property sales also fell by $18 million.

(1),(2)              Notes explained on page 6.

(3)                               The impacts of the consolidation of Epic and the TPS 2004 hedge revaluation are accounted for in other income.

(4)                               Policy holder tax recoveries and the consolidation of Life company MIS are accounted for in Wealth Management income.

Financial Markets

Financial Markets income grew $26 million over 2004; this performance was driven by good growth in the foreign exchange business.  The rise in foreign exchange revenues can be attributed to disciplined risk management overlaid on a strong franchise flow.

Financial Markets Income(1)

$m	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05	Full Year 2005	Full Year 2004	% Mov’t Sept 04- Sept 05
Product
Foreign exchange	81	94	(14)	175	119	47
Capital Markets	29	65	(55)	94	93	1
Other(3)	52	40	30	92	123	(25)
Total financial markets product income	162	199	(19)	361	335	8
Income classification
Net interest income	40	21	90	61	26	135
Non-interest income	122	178	(31)	300	309	(3)
Trading income	143	186	(23)	329	328	—
Dividend income	10	20	(50)	30	34	(12)
Other non-interest income (4)	(31)	(28)	(11)	(59)	(53)	(11)
Total financial markets product income	162	199	(19)	361	335	8

Operating expenses – up $165 million (4%) on 2004

Operating expenses include the impact of exchange rate movements on NZ costs and the consolidation of certain Managed Investment Schemes (MIS) where Westpac does not share any economic benefit.  In addition, expenses include the consolidated impact of the Group’s ownership of Epic from June 2004 until December 2004.  These items had little overall impact on expense growth over the year.

$m	30 Sept 2005	30 Sept 2004	% Mov’t Sept 04- Sept 05
Reported expenses	4,105	3,940	4.2%
Less adjustments:
Consolidation of Epic (2 June 2004 to 14 December 2004)	(8)	(22)
Consolidation of the Life Company MIS(2)	(4)	(3)
Movement in translation of NZ$ expenses to A$	(24)	—
Core expenses	4,069	3,915	3.9%

Salaries and other staff expenses increased by $143 million (7%) reflecting the 4% general pay increase in October 2004 and market related increases paid to senior employees in January 2005.  Other employee expenses increased significantly over the period reflecting increased contractors working on compliance projects and a rise in other employee entitlements.  Restructuring costs were lower as there were no significant restructuring programs implemented in 2005 (2004 costs included $11 million relating to the reconfiguration of our Institutional Bank sales force).

Equipment and occupancy costs decreased by $11 million (2%) with lower charges for a range of general occupancy expenses including repairs and maintenance, refurbishments and depreciation of leasehold improvements and furniture.  Lower costs in this area were partially offset by increased software amortisation charges relating to a number of key business projects (see below).

(1)          Excludes corporate client income.

(2)          Notes explained on page 6.

(3)          Other comprises structured equities, energy and other international income.

(4)          Includes payments made to Corporate Banking.

Other expenses increased $33 million (2%) driven by higher consultancy fees, computer software maintenance and other professional services as additional resources were required for various projects.  In addition, we recognised costs of $10 million in relation to incorporating our New Zealand business

Compliance

During 2005 we continued to invest in projects to comply with new regulatory requirements.  Overall compliance project expenses for the year were $55 million.  Key expenditures were on Basel II $14 million, IFRS $13 million, Sarbanes-Oxley $8 million and New Zealand Incorporation $10 million.

Capitalised Software

The carrying value of capitalised software increased $70 million (19%) to $447 million over the twelve months to September 2005.  The Group continued to invest in:

•                 Pinnacle, the end-to-end re-engineering of our business lending processes, up $15 million to $91 million;

•                 One Bank Platform (1BP), the Bank’s PC technology platform, up $18 million to $76 million;

•                 NZ Assist, New Zealand’s new customer service platform, up $7 million to $36 million; and

•                 Other key projects included human resources and other customer relationship systems with capitalised balances increasing $41 million over 2004.

The carrying value of Reach, which is delivering an integrated customer management system to our sales and service areas, was flat at $46 million, as additional amounts capitalised during the year were offset by higher amortisation charges as the system was rolled out to consumer markets during the year.

Amortisation charges increased $38 million to $142 million in 2005 as we continued to increase our investment in systems and as these systems start to go on-line.

Full Time Equivalent Staff (FTE)

Analysis of movement in FTE	Full Year 2005	Full Year 2004	Mov’t Sept 04- Sept 05
Permanent staff	25,583	25,683	(100)
Temporary staff	1,555	1,330	225
Total FTE staff	27,138	27,013	125

The small increase in staff over the year is largely a result of additional customer facing employees recruited in our retail businesses in Australia and New Zealand.  It also reflects the increase in compliance and project staff employed for a range of initiatives.  Key movements include:

•                 213 in additional front line staff in the Australian branch network;

•                 82 new regional manager positions in Business and Consumer Banking created to support our sales staff and further embed our Ask Once policy;

•                 146 additional customer facing roles in New Zealand, primarily in Small/Medium Enterprises and Consumer segments; and

•                 Additional compliance and project staff employed to assist in meeting a wide variety of requirements.

These were partly offset by:

•                 Sale of Epic in December 2004 (190 FTE); and

•                 Lower FTE in BTFG from continued operational and integration efficiencies.

Bad debts – down $32 million (8%) on 2004

Bad debt charges fell as the level of stressed loans decreased and we achieved improved write-backs and recoveries.  General provisions increased in line with growth in our loan book.  Total committed exposures were up 6% on 2004 to $320 billion, and stressed loans as a percentage of total commitments decreased by 7 basis points over the year to 0.72% at September 2005.

The dynamic provisioning charge was $91 million, up $9 million compared with the year to 30 September 2004.  We incurred dynamic provisioning charges of $129 million from loan growth, compositional changes in the portfolio and higher dynamic provisioning factors following a review of our loss given default experience, partially offset by the reversal of approximately $38 million in provisioning set aside for credit litigation now unlikely to proceed.  We experienced higher write-offs direct primarily reflecting growth in the Virgin credit card portfolio. Specific provisioning coverage remains appropriate for the underlying risks, with specific provisions as a percentage of impaired assets at 41% up from 35% as at 30 September 2004.  A review of our credit quality is shown in section 3.3.

Tax expense – up $309 million or (34%) on 2004

The tax rate has increased from 26% to 29% as we terminated a number of tax effective structured deals in New Zealand (see below) and the concessionary tax rate applicable to life companies in Australia ended on 30 June 2005.  We have increased the level of tax provisions held centrally by $48 million to reflect the more aggressive stance adopted by tax authorities globally over recent times and the resultant risk of adverse outcomes arising.  We also recognised $18 million relating to prior period tax charges.

NZIRD Review

As disclosed previously, the New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions as part of its audit of the 1999 to 2002 tax years.  This is part of a broader NZIRD investigation and review of structured finance transactions in the New Zealand market. The transactions in question have been progressively run down and have now all been unwound.  Potential interest will accrue on any core tax unpaid if the NZIRD is successful in its challenge.

On 30 September 2004, we received assessments totalling NZ$18 million (A$16 million) (NZ$25 million, A$23 million with interest) in respect of three transactions for the 1999 tax year.  On 31 March 2005, the NZIRD issued further amended assessments relating to the 2000 tax year which will impact the three structured finance transactions in place in the 1999 year and an additional two structured finance transactions undertaken in the 2000 tax year only.  The maximum potential tax liability reassessed for the 2000 year is NZ$61 million (A$55 million) (NZ$85 million, A$77 million with interest).  The potential primary tax in dispute for all five of these transactions for the periods up to and including 30 September 2005 is NZ$220 million (A$200 million) (this includes the amounts noted above).  With interest this increases to NZ$296 million (A$269 million) (calculated to 30 September 2005).  The additional tax assessed in respect of the 1999 and 2000 tax years (NZ$79 million tax (A$72 million) plus interest as noted above) has been paid to the NZIRD as “tax in dispute” to prevent further interest accruing.  This has been recorded in the financial statements as a receivable in “Other assets” reflecting our position as noted below.

The NZIRD is also investigating other transactions undertaken by us, which have materially similar features to those for which assessments have been received. Should the NZIRD take the same position across all of these transactions, for the years up to and including the year ended 30 September 2005, the overall primary tax in dispute will be approximately NZ$611 million (A$556 million) (this includes the amounts noted above).  With interest this increases to approximately NZ$750 million (A$682 million) (calculated to 30 September 2005).

We received independent tax and legal opinions at the time, which confirmed that the transactions complied with New Zealand law. Legal counsel has confirmed that the relevant parts of these opinions remain consistent with New Zealand law.

As previously disclosed, we are confident that the original tax treatment applied by us in all cases is correct.  We remain of the view that the transactions are legitimate and do not constitute tax avoidance.  Accordingly, no tax provision has been raised in respect of these matters.  We sought a binding ruling from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001.  The principles underlying that ruling are applicable to, and have been followed in, all subsequent transactions.

3.3                            CREDIT QUALITY

Asset quality continued to improve, reflecting the benign credit environment in Australia and New Zealand.  Key highlights include:

•             The proportion of mortgage loans accruing but 90 days past due to mortgage outstandings increased 4 basis points from 30 September 2004 (1 basis point down from 31 March 2005). The increase over the year is due to slowing in the growth of the loan book and hence a seasoning in the overall portfolio;

•             Other consumer loans 90 days past due include credit card and personal loans.  The decrease of 25 basis points since 30 September 2004 (32 basis points down from March 2005) is a result of implementing improved collection strategies and the continuing benign economic conditions;

•             Stressed loans to total commitments fell 7 basis points from 30 September 2004 and 6 basis points from 31 March 2005 to 0.72% primarily due to the improved credit quality of the Institutional Bank’s portfolio.  We have seen a number of stressed loans refinanced and sold during the second half;

•             At 30 September 2005 only two impaired exposures were greater than $50 million, accounting for 31% of total impaired assets.  A further 10 impaired exposures were between $5 million and $50 million; and

•             Specific provision coverage of impaired assets is 41% (35% at 30 September 2004 and 43% at March 2005). The increase in provisioning coverage from 30 September 2004 was driven by new specific provisions raised for three exposures following their downgrade to impaired.

3.4                            CAPITAL AND DIVIDENDS

Capital

As at 30 September 2005 the Adjusted Common Equity (ACE) ratio was 5.4%, and the Tier 1 ratio was 7.2% which are both above our target ranges of:

•                 ACE ratio in the range of 4.5%-5.0%; and

•                 Tier 1 capital ratio in the range of 6.0%-6.75%.

This level of ACE capital, our core measure of capital, represents a surplus over the midpoint of our target range (4.75%) of $1.1 billion.

ACE Movement

Full Year

Over the year ended 30 September 2005, the ACE ratio increased from 4.8% to 5.4%, representing an increase in surplus capital of $1.0 billion.

Organic capital generation (cash earnings net of dividends paid and accrued) during the period was slightly lower than the prior corresponding period contributing 59 basis points (2004 62 basis points), principally due to the higher level of dividend payout.

Business capital usage was lower during the year with risk weighted asset growth requiring 34 basis points of capital (2004: 50 basis points), wealth management requiring 21 basis points (2004: 11 basis points) and the sale of Epic in December 2004 releasing 17 basis points (2004: 13 basis points of capital required).

NZ Class shares

At the half year Westpac announced that we had decided to exercise our right to exchange the NZ Class shares for Westpac ordinary shares as we would otherwise have been subject to Australian franking debits in relation to the structure from July 2005. As a result of the exchange, NZ Class shareholders received one Westpac ordinary share for each NZ Class share held on 11 July 2005.  A total of 52.6 million ordinary shares were issued and the NZ Class shares were subsequently cancelled.

Prior to exchange, the NZ Class shares were included in cash earnings per share calculations and ACE.  For APRA regulatory capital NZ Class shares were treated as Tier 1 innovative capital at the consolidated level but excluded from Tier 1 capital at the holding company level.  As a result, the exchange of the NZ Class shares created an additional 25 basis points of holding company Tier 1 capital and created additional innovative capital capacity for the Group.

(1)          Includes capital employed by non-banking subsidiaries, Specialised Capital Group investments and movements in the foreign currency translation reserve and deferred tax balances.

Dividends

The Directors have determined to pay a fully franked final dividend of 51 cents per share, an increase of 7 cents (16%) over the 2004 final dividend.  The 2005 payout ratio has increased to 64%, compared with 62% in the prior corresponding period.

Our ability to continue to frank dividends fully remains strong, with our adjusted franking account balance at $583 million as at September 2005 after allowing for the final dividend (30 September 2004: $571 million).

Off-market structured buy-back

On 2 November 2005 we announced an off-market buy-back(1) of ordinary shares with the intention to return approximately $700 million of capital to shareholders.  The buy-back will be conducted via a discount tender structure and we expect to announce the results of the buy-back, including the final buy-back price and number of shares, on 19th December 2005.

International Financial Reporting Standards (IFRS)

In August 2005, APRA released its second position paper on the impact of IFRS on Tier 1 capital and securitisation.  This supplemented their February 2005 position paper dealing with all other regulatory capital impacts.  APRA’s policy position is not yet finalised on a number of matters as they are currently analysing industry feedback. Our best estimate is that Tier 1 capital and ACE could change within a range of a $300 million decrease up to a $200 million increase. This includes an assumption that APRA will not introduce any significant additional general reserves for credit provisioning following the implementation of IFRS. We believe that our ACE surplus will be more than adequate to absorb both the prudential transition adjustments and the off-market buyback.

(1)          The buy-back is not available to any person who is in the United States, Canada or Japan or any United States person or a resident of Canada or Japan.  In addition, American Depository Receipts and restricted shares may not be tendered into the buy-back.

3.5                            REGULATORY DEVELOPMENTS

The need to adopt major new regulatory, reporting and governance requirements has required considerable additional resourcing and cost.  Key developments are:

IFRS

We have completed the implementation of IFRS, with the exception of our approach to credit provisioning, the approach to which remains under discussion both across the local banking industry and the professional accounting firms.  New IFRS-compliant accounting policies have been approved by the board and implemented to apply to Westpac’s financial statements from 1 October 2005.

We disclosed the estimated impact of IFRS on Westpac’s earnings and capital to the market at the end of September 2005.  Excluding the effect of credit charges, the adoption of IFRS compliant accounting policies is estimated to reduce reported earnings on average by between 2% to 5% (ignoring volatility impacts).  The final effect on capital ratios remains unclear as our key regulator progresses the transition of its prudential calculations to an IFRS basis, although significant progress has been made since 31 March 2005.

Basel II

We are moving toward compliance with the most advanced status for both credit and operational risk under the new international capital accord, Basel II. The new accord introduces advanced risk based capital measurement and reporting requirements.

In September 2005 we submitted an application to APRA to be accredited for the advanced methodologies. That submission was in the form of a self assessment against criteria outlined by APRA and the requirements of Basel II.  We believe that using the advanced approaches for risk monitoring and measurement is in the interests of all our stakeholders.  A broad array of changes to risk management practices have been implemented across all risk classes.  We recognise that further work is required to embed these principles and practices into day-to-day activities of business units and to achieve the full benefits of these changes.

If accredited, Westpac will use the advanced methodologies for the calculation of regulatory capital from 1 January 2008. Any adjustment in the level of regulatory capital required is subject to transitional arrangements in the first two years of operation.  At present the extent of any reduction in regulatory capital is unclear. However, we expect the rate at which regulatory capital requirements are increased by incremental business written after 2008 will be reduced substantially.

US Sarbanes-Oxley

The US Congress passed the Public Company Accounting Reform and Investor Protection Act (the Act) in July 2002.  The Act is commonly known as the Sarbanes-Oxley Act, or SOX.  The Act is a wide-ranging piece of US legislation concerned largely with financial reporting and corporate governance.  Westpac is obliged to comply with the Act by virtue of being a foreign registrant with the US Securities & Exchange Commission.

With the exception of Section 404 (discussed below) Westpac has established procedures to ensure compliance with all applicable requirements of the Act and is in compliance with these for the year ended 30 September 2005.

Section 404 of the Act requires Westpac to maintain an effective system of internal control over financial reporting and report annually on its effectiveness.  As a foreign registrant Westpac must comply with Section 404 commencing with the year ending 30 September 2006.

Westpac has established a project to ensure compliance with Section 404 and has already begun to embed the requirements into its ongoing operating practices.  The Board receives regular reports on the progress of Section 404 compliance efforts.  Westpac is currently on track to be compliant with Section 404 at 30 September 2006; this status will be continually monitored by the Board.

NZ Incorporation

In December 2004, the Board announced that the key operations in New Zealand would be incorporated locally. Westpac received agreement in principle from the Reserve Bank on its proposed incorporation model on 27 October 2005 and is about to commence the consultation process for the legislation required to implement local incorporation.  Our current expectation is that this process will be completed by 1 October 2006.

RBNZ Outsourcing

The Reserve Bank of New Zealand released a draft Outsourcing Policy on 3 October for consultation with the major banks.  Westpac is still reviewing the potential impact of the policy on its New Zealand business.

NZ Thin Capitalisation

With effect from 1 July 2005, new thin capitalisation rules commenced in New Zealand.  The New Zealand thin capitalisation regime is now similar to the Australian regime. It also requires non-deductible funding to be held in New Zealand equal to at least 4% of risk weighted assets plus prudential deductions (e.g. goodwill and deferred tax assets). Capital deployed offshore by New Zealand is deducted from the calculation of equity held in New Zealand.  Measurement of the required thin capitalisation funding is undertaken on a quarterly basis, with the first measurement date being 30 September 2005.

The New Zealand operations are sufficiently capitalised for thin capitalisation purposes and it is anticipated that the impact of IFRS will not require additional capital funding to be deployed to New Zealand to meet the thin capitalisation requirements.  The New Zealand thin capitalisation position will continue to be monitored on an ongoing basis.

3.6                            CORPORATE SUSTAINABILITY

Sustainability Initiatives

The successful management of reputational, social, environmental and other non-financial risks remains fundamental to Westpac’s resilience and to the sustainable creation of shareholder value.

As an integral part of Westpac’s core business strategy, the corporate sustainability program therefore remains focused on:

•                 Positively impacting the employee and customer components of Westpac’s service-profit model;

•                 Driving business opportunity through new sustainability-linked products and services; and

•                 Building long term of capacity, performance and value within Westpac including: improved reputation and social licence to operate, reduced regulatory and other operational risks, enhanced efficiency, and improved innovation and creativity.

A priority over the year was to research and implement sustainability-linked initiatives which positively impact customers, employees and other stakeholders. Key initiatives during the year included:

•                 In November 2004, the Annual Report and the Stakeholder Impact Report were published for the first time as an integrated set of reports providing a comprehensive perspective on Westpac’s total performance - financial, social and environmental. These reports can be accessed on our website at www.westpac.com.au/investorcentre;

•                 In March, the second Community Consultative Council, chaired by the CEO, again brought together leaders of key external stakeholders to help drive our sustainability priorities.  A sub-set of the Council, the Assurance Advisory Panel, now oversees Westpac’s social and environmental assurance and reporting; and

•                 Westpac’s Social Charter was revised and relaunched in July as Our Principles for Doing Business and sets out the behaviours stakeholders can expect from Westpac across governance and ethical practice, employees, customers, the environment, suppliers, and the broader community.

Advocacy and outreach around sustainable business practices also continued in the year and included:

•                 Launching the Westpac Sustainability Forum series for employees, suppliers and other external stakeholders, designed to promote awareness and discussion on significant sustainability issues;

•                 Active participation in the Global Compact, the World Business Council for Sustainable Development, Global Reporting Initiative and Chairmanship of the United Nations Environment Program Finance;

•                 Contribution to the Parliamentary Joint Committee on Corporations and Financial Services inquiry into corporate responsibility;

•                 Representation on the Business Council of Australia Sustainable Growth Task Force and the Australian Institute of Company Directors Sustainability Taskforce; and

•                 Participation in the Australian Conservation Foundation Business Leaders Roundtable on Climate Change.

Good progress was achieved in adding value through specific customer, employee, community, environment and supply chain initiatives.  This included:

•                 Reviewing and re-releasing the Customer Charter as the Ask Once Commitments;

•                 Extending parental leave from six to twelve weeks;

•                 Achieving an 8% (or 10,500 tonnes of carbon dioxide equivalent) reduction in greenhouse gas emissions through reduced electricity, paper and gas consumption and offsets from purchasing Green Power;

•                 Improving customer experience and cutting paper consumption by providing Internet banking customers the option to receive bank statements electronically;

•                 Embedding sustainability targets and incentives into Westpac’s Facilities Management contract;

•                 Strengthening the Sustainable Supply Chain Management program including initiating a Suppliers Forum to share best practice;

•                 Reviewing the Environmental Management System and related environmental targets; and

•                 Reporting against the Equator Principles for social and environmental assessment of project financing.

External Governance and Responsibility Assessment

In the year the corporate governance and sustainability practices were again put to the test through independent external assessments.  Following is a summary of Westpac’s latest sustainability and governance ratings:

•                 The Dow Jones Sustainability Index 2005-2006: No. 1 rating for banks globally for the fourth year in a row;

•                 Governance Metrics International Global Corporate Governance Ratings September 2005; one of only two Australian companies and the only bank out of some 3,200 companies assessed globally to be awarded the maximum score.  Westpac has achieved the maximum score in four consecutive ratings during 2004-2005;

•                 Business in the Community Corporate Responsibility Index April 2005: No. 1 rating in both of the Australian (28 companies rated) and the UK (134 companies rated) indices;

•                 RepuTex Social Responsibility Ratings November 2004: For the second consecutive year number 1 company overall, ranked against Australia’s top 100 companies and the only company to receive an AAA rating; and

•                 The UK Financial Times Banker Awards 2005: Westpac was named Corporate Social Responsibility Bank of the year based on an assessment of the sustainability performance of banks globally by Innovest Strategic Value Advisors.

3.7                            OUTLOOK

Australian economic growth eased in 2005 with GDP growth falling from over 3% in 2004 to around 2.5%.  While growth was slower, sustainability has been enhanced by the recovery in export growth, the income boost from the surge in the terms of trade and continuing strong business investment.

Looking ahead, in 2006 growth in the Australian economy is expected to remain solid as exports continue to pick up, the benefits from a rising terms of trade become more widely dispersed and the downturn in housing activity stabilises.

In New Zealand, economic growth will continue to slow as the housing market and the export sector lose momentum.

Overall, the financial services environment is likely to remain positive although we are expecting a moderation of credit growth from an average of 13% in 2005 to an average of 12% in 2006.  Equity markets are unlikely to repeat the strength exhibited in 2005.

Asset quality is also expected to remain positive given the strength of the economy and the quality of corporate balance sheets.  However, the rise in oil prices may stress some isolated sectors.  Consumers have increased their gearing over recent years although, given that a deterioration in unemployment or a significant increase in interest rates is unlikely, this sector is not expected to come under additional pressure in the near term.

The more significant influence on the outlook is the changing competitive landscape.  With a range of new competitors now entrenched, and a significant investment in front-line capability, there will be a further increase in competition for new business over the coming year.  An increasing propensity to use price to gain business is also likely to place continued pressure on margins.

Compliance spending absorbed significant resources in 2005 and we achieved significant milestones with the submission of our Basel II application and conversion to IFRS on 1 October.  In addition, we have fully resourced our Sarbanes-Oxley 404 project and are well advanced in preparing for the introduction of the Anti Money Laundering legislation.

Given the ongoing requirements of these projects, the compliance burden is expected to keep upward pressure on our cost growth.

The outlook for Westpac remains very positive.  Efforts over the last 6 years to enhance the sustainability of the organisation have created a strong platform for growth.  The foundation of that platform is our highly committed workforce, high and improving customer satisfaction across all segments and our leading position globally in the banking sector for sustainability.

At the financial level, solid performances across all our businesses and the consistency with which earnings growth and 20% plus returns on equity have been delivered over recent years, now sets us up well in 2006.

In addition, the strengthening of our distribution network in 2005, increasing both the capability of branches and the reach of our network, provides a further source of growth.

In framing our outlook for the year ahead we continue to believe that providing specific earnings guidance is not appropriate.  In addition, the following influences have a bearing on the provision of guidance:

•                 The introduction of IFRS adds to earnings volatility that cannot be forecast nor fully identified; and

•                 The greater volatility in our peer group earnings profile makes relative guidance equally difficult.

In considering the medium term, Westpac has a very secure outlook.  The continuing strength of our operating environment, combined with a franchise that is in excellent health, provides great confidence that Westpac can continue to deliver strong outcomes for shareholders in the future.

4.	BUSINESS UNIT PERFORMANCE	Year End Profit Announcement 2005

Business unit results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business reflecting the management, rather than the legal structure. (These results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been restated and may differ from results previously reported.

Our internal transfer-pricing framework attributes value between business units. Its primary attributes are:

•              Product groups pay the distribution units an arm’s length fee based on external market benchmarks;

•              Product balances are fully transfer-priced at inter-bank rates according to the tenor of the underlying transactions; and

•              All overhead costs are allocated to revenue generating businesses, and capital is allocated to business groups using designated risk factors.

Cash earnings

$m	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05	Full Year Sept 05	Full Year Sept 04	% Mov’t Sept 04- Sept 05
Business and Consumer Banking	780	757	3	1,537	1,337	15
Westpac Institutional Bank	254	264	(4)	518	493	5
New Zealand(1)	221	203	9	424	406	4
BT Financial Group (Australia)(2)	152	124	23	276	187	48
Pacific Banking	35	28	25	63	56	13
Group Business Unit	52	4	large	56	80	(30)
Total Group cash earnings	1,494	1,380	8	2,874	2,559	12

Wealth Management
Australia	152	124	23	276	187	48
New Zealand	10	7	43	17	28	(39)
Tot al Wealth Management	162	131	24	293	215	36

Total banking cash earnings	1,332	1,249	7	2,581	2,344	10

Expense to income ratio

%	Half Year Sept 05	Half Year March 05	Mov’t Mar 05- Sept 05		Full Year Sept 05	Full Y ear Sept 04	Mov’t Sept 04- Sept 05
Business and Consumer Banking	50.8%	50.6%	20 bps		50.7%	52.4%	(170bps	)
Westpac Institutional Bank	43.0%	42.0%	100bps		42.5%	44.5%	(200bps	)
New Zealand1	46.2%	47.6%	(140bps	)	47.0%	48.2%	(120bps	)
BT Financial Group (Australia)(2)	49.5%	54.2%	(470bps	)	51.7%	61.4%	(large	)
Pacific Banking	32.9%	39.1%	(large	)	35.8%	36.7%	(90bps	)
Total Group ratio	45.0%	48.4%	(340bps	)	46.6%	49.2%	(260bps	)

Wealth Management(3)
Funds Management	60.7%	61.9%	(120bps	)	61.3%	67.4%	(large	)
Life Insurance	33.3%	34.3%	(100bps	)	33.8%	35.6%	(180bps	)
Total Wealth Management ratio	50.1%	54.3%	(420bps	)	52.1%	59.8%	(large	)

Total banking ratio	44.5%	47.8%	(330bps	)	46.1%	48.2%	(210bps	)

(1)  New Zealand comprises our New Zealand retail banking operations and wealth management businesses including Westpac Investment Management, our New Zealand Life business and BT New Zealand. New Zealand results are converted to Australian dollars at the average hedge exchange rate for the year (2005: 1.1424; 2004: 1.1115). Refer section 4.3 for New Zealand segment results in New Zealand dollars.

(2)  BTFG (Australia) represents our entire Australian wealth management business.

(3)  Includes our New Zealand and Australian wealth management businesses.

4.1         BUSINESS AND CONSUMER BANKING

Business and Consumer Banking (BCB) is responsible for product development, sales and servicing for all retail banking customers and small to medium sized businesses. Activities are conducted through a nationwide network of branches, call centres, ATMs, internet banking and mobile sales forces.  BCB’s front line staff are responsible for the delivery of sales and service related functions for a broad range of financial products including home, personal and business finance lending, savings and investment accounts, credit cards and wealth products.

4.1.1                     TOTAL BCB

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	1,869	1,831	2	3,700	3,415	8
Non-interest income	712	661	8	1,373	1,290	6
Operating income	2,581	2,492	4	5,073	4,705	8
Operating expenses	(1,310)	(1,260)	(4)	(2,570)	(2,465)	(4)
Core earnings	1,271	1,232	3	2,503	2,240	12
Bad and doubtful debts	(159)	(150)	(6)	(309)	(340)	9
Operating profit before tax	1,112	1,082	3	2,194	1,900	15
Tax and outside equity interests	(332)	(325)	(2)	(657)	(563)	(17)
Cash earnings	780	757	3	1,537	1,337	15
Goodwill amortisation	(29)	(29)	—	(58)	(58)	—
Profit on operations	751	728	3	1,479	1,279	16

Economic profit	626	602	4	1,228	1,051	17
Expense to income ratio	50.8%	50.6%	20bps	50.7%	52.4%	(170bps )

	$bn	$bn		$bn	$bn
Deposits	83.1	77.5	7	83.1	74.7	11
Net loans and acceptances	145.4	138.8	5	145.4	135.2	8
Total assets	148.3	141.5	5	148.3	138.1	7

Financial Performance

Full Year

BCB delivered a 15% improvement in cash earnings and a 17% increase in economic profit — a strong result in a competitive environment.  The key to this performance was the delivery of a solid 8% improvement in revenues while holding expenses to 4% leading to 12% growth in core earnings.  A 9% decline in the bad debts added a further 3 percentage points to cash earnings growth.

Growth in top line revenues of 8% was evenly spread between net interest income and non-interest income growth.

Net interest income growth of 8% was due to 8% higher net loans and acceptances and 11% growth in deposits offset by a modest decline in spreads.

Growth in loans and acceptances was sub optimal in the first half of the year with a significant turnaround in the second half.

The total loans and acceptances growth of 8% over the year compared to total growth in credit of 13%.  While lending growth was behind system, annualised second half growth of 10% meant we ended the year with a higher rate of growth providing sound momentum into our new financial year.

A highlight of the year has been the strength in deposit growth, which grew 11% over the year, with a very strong second half performance. The performance significantly contributed to reducing the impact on margins from growth in wholesale funding.

Growth in key lending and deposit aggregates was:

	Annualised Growth
	1H05	2H05	FY05
Housing(1)	6%	10%	8%
Business(2)	4%	9%	7%
Personal unsecured lending	(0)%	4%	2%
Total Loans and Acceptances	6%	10%	8%
Deposits	8%	14%	11%

In the first half of the year mortgage growth was disappointing.  Weakness in sales force effectiveness and reduced sales through third party channels combined to deliver annualised growth of 6%.  The fall in third party sales was principally due to higher commission rates paid to brokers by certain other banks (commission rates subsequently fell around the June quarter 2005) and a failure to match competitor service offerings to brokers.  Late in calendar 2004 a number of initiatives were implemented to resume growth.  These included:

•              Management changes which provided specialist focus on mortgages to kick start growth;

•              Introduction of an enhanced sales management process increasing the discipline applied to managing the sales pipeline from application through to drawdown;

•              Improving our engagement with mortgage brokers including the enhancement of the service provided to this channel; and

•              Pricing initiatives to align with competitors’ offerings.

In an environment of declining mortgage growth, these initiatives have generated a significant increase in mortgage applications and led to an annualised increase of 10% in mortgages outstanding in the second half.

In business banking growth was also disappointing in the first half of the year.  Sales force effectiveness was also an issue in this segment together with the impact of embedding our new end-to-end lending origination platform (Pinnacle). At the same time, the sector experienced a marked increase in price based competition.  In the second half of the year the implementation of a new organisational structure providing improved segmentation and management focus, along with normal seasonality, contributed to a doubling of growth.

Personal unsecured lending grew 2% for the year, well below system growth.  A significant driver was a decrease in the unsecured personal lending portfolio.  More than offsetting this decline has been a rise in credit card outstandings.  Credit card growth has been particularly solid in the latter months of 2005 as products launched earlier in the year have gained traction and from better utilisation of our distribution network, particularly branches, to originate new credit cards.

Retail deposits grew 11% to $83 billion.  The majority of this increase was concentrated in the new on-line product ‘Max-i Direct’ contributing to an overall increase in cash management type accounts of $5 billion.  Max-i Direct has been highly successful in both consumer and business markets in protecting our deposit franchise without significantly impacting spreads.  On average, more than half of all Max-i Direct inflows have been new to bank and outflows into competitor products (primarily high interest, internet based deposit accounts) have declined significantly.

Offsetting balance sheet growth was a modest decline in product spreads across the portfolio of 2 basis points over the year.  Despite intense competition, mortgage spreads were largely unchanged.  Similarly, spreads in business lending were flat year on year.  Deposits spreads across the business and consumer portfolios declined by 2 basis points.  The strong deposit growth also provided a positive contribution to interest spread over the year by reducing the impact, albeit moderately, of wholesale funding increases.  Changes in the amortisation of broker commissions from improved mortgage retention positively contributed to spreads.

(1)  Housing includes loans which have been securitised.

(2)  Includes Equipment Financing.

Non-interest income rose 6% with the majority of growth occurring in the second half of the year.  Significant contributors to fee growth included:

•              A pick-up in lending volumes in the second half of the year;

•              The impact of changes to some product fees in the first half; and

•              Process changes that have enhanced the discipline behind fee collection.

Operating expenses grew 4% during the year.  This was a strong performance given the inherent growth in costs and the significant investment in our front line capability.  Major investments afforded over the year have included:

•              The addition of 213 new front line staff into the network;

•              The appointment of 82 new regional managers supporting our sales staff and embedding our Ask Once program into business as usual;

•              Costs associated with the third release of the Pinnacle lending originations platform; and

•              Extending the roll-out of our Reach customer relationship platform into the consumer markets.

Personnel expenses were the major contributor to expense growth over the year given the increase in general salaries paid on 1 October 2004 and the realignment of remuneration for certain front-line staff to better reflect emerging market practice.

Bad debt charges decreased $31 million or 9% over the year primarily due to slower volume growth in the more risk sensitive products, reducing dynamic provisioning charges.

Second Half

Cash earnings in the second half increased only 3% with 4% revenue growth largely offset by 4% expense growth.

Net interest income growth was slower in the second half of the year driven by the flow-on impact of slower first half, asset growth which led to lower average loan growth in the second half.

While net interest income growth was slower, non-interest income growth was significantly stronger at 8% driven by:

•              Higher fees from stronger growth in loans and acceptances in the second half;

•              A full half impact of fee changes made in the first half; and

•              Improved processes around fee collection.

Consistent with trends over recent years, expenses increased by 4% in the second half over the prior period compared to a flat expenses in the first half of the year.  The key reason for the seasonality of expenses include management salary increases processed in late January each year and higher acquisition costs from stronger volumes typically recorded in the second half of the year.  The alignment of short term incentives to second half activities of the year also lifted expense growth in the second half.

Bad debt charges increased by $9 million or 6% in the second half principally due to the stronger loan growth over the same period.  A feature of the second half has been a marked reduction in consumer delinquencies >90 days.  The decline was in part due to:

•              The quality of the economic environment;

•              Seasonality over the year, impacting collections;

•              Investments in our risk management infrastructure and an improved collection focus; and

•              Changes in the required monthly repayments on credit cards in line with market practice.

Following changes in the organisational structure of BCB the current financial segment information no longer reflects the way in which the business is managed.  Accordingly, it is more instructive to focus on the overall financials and commentary for BCB rather than the segment information and we have balanced our commentary to refect this emphasis.

For consistency, we have continued to provide the breakdown of BCB’s results into business distribution, business products, consumer distribution and consumer products.  Looking forward, the current breakdown will not be replicated and we are currently assessing how best to disaggregate BCB’s earnings.  A new reporting template is expected to be provided in time for the reporting of Westpac’s first half 2006 earnings.

4.1.2      CONSUMER SEGMENTS

The Consumer Distribution segment comprises sales and service for customers that have a personal relationship with BCB income is primarily earned from sales and service commissions received from the product businesses.  Bad debt charges for consumer customers are recognised in the consumer product division.

			% Mov’t				% Mov’t
	Half Year	Half Year	Mar 05-		Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05		Sept 05	Sept 04	Sept 05
Net interest income	(24)	(6)	(large	)	(30)	(59)	49
Non-interest income	721	687	5		1,408	1,327	6
Operating income	697	681	2		1,378	1,268	9
Operating expenses	(441)	(425)	(4)		(866)	(807)	(7)
Core earnings	256	256	—		512	461	11
Bad and doubtful debts	—	—	—		—	—	—
Operating profit before tax	256	256	—		512	461	11
Tax and outside equity interests	(77)	(77)	—		(154)	(137)	(12)
Cash earnings	179	179	—		358	324	10
Goodwill amortisation	(8)	(8)	—		(16)	(16)	—
Profit on operations	171	171	—		342	308	11

Expense to income ratio	63.3%	62.4%	90bps		62.8%	63.6%	(80bps )

	$bn	$bn			$bn	$bn
Total assets	0.5	0.5	—		0.5	0.5	—

The Consumer Products segment comprises home lending, credit cards, transaction and deposit accounts, personal loans, and general insurance. Sales and service commissions passed to the distribution businesses are recorded as a charge against non-interest income, causing Consumer Products non-interest income to show a loss. The bad debts charge for these products is recognised in this division.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	1,246	1,222	2	2,468	2,327	6
Non-interest income	(539)	(540)	—	(1,079)	(1,074)	—
Operating income	707	682	4	1,389	1,253	11
Operating expenses	(239)	(227)	(5)	(466)	(453)	(3)
Core earnings	468	455	3	923	800	15
Bad and doubtful debts	(120)	(118)	(2)	(238)	(272)	13
Operating profit before tax	348	337	3	685	528	30
Tax and outside equity interests	(104)	(101)	(3)	(205)	(159)	(29)
Cash earnings	244	236	3	480	369	30
Goodwill amortisation	(9)	(9)	—	(18)	(18)	—
Profit on operations	235	227	4	462	351	32

Expense to income ratio	33.8%	33.3%	50bps	33.5%	36.2%	(270bps )

	$bn	$bn		$bn	$bn
Deposits	52.3	50.8	3	52.3	50.4	4
Net loans and acceptances	106.5	101.7	4	106.5	98.9	8
Total assets	107.1	102.3	5	107.1	99.5	7

Financial Performance

Full Year

Operating income increased in the Consumer segment as higher balance sheet outstandings were achieved without a deterioration in spreads or a significant increase in costs.

Mortgage volumes were disappointing in the first half but gained momentum in the second half growing 8% to $99 billion over the year. This improvement, particularly from our first party sales was reflected in an uplift in commissions paid to the distribution segment in the second half.  Deposit growth was boosted through the year following the launch of the on-line savings product, Max-i Direct, protecting our franchise with minimal spread compression on the portfolio.

Operating expenses increased from the addition of 213 front line staff; higher personnel costs from the  increases in general salaries; and project amortisation charges primarily from the further roll-out of our customer relationship management platform.

Bad debt charges decreased by $34 million or 13% as a result of lower consumer originations (reducing provisioning requirements), improvements in collections processes have also assisted in keeping the bad debt charge lower over the year.

Second Half

Operating income was up although the growth rate slowed due to the flow on impact of slower volume growth in the first half which impacted average balances in the second half.  Despite increased competition, spread compression was minimal.

Consistent with trends over recent years, operating expenses were higher due to salary increases and stronger volume growth from the products portfolio.

Bad debt charges have varied only marginally between the first and second halves recording a $2 million increase mainly due to stable economic conditions.

A feature of the second half has been a market reduction in consumer delinquencies >90 days.  The decline was in part due to:

•              The quality of the economic environment;

•              Seasonality over the year, impacting collections;

•              Investments in our risk management infrastructure and an improved collection focus; and

•              Changes in the required monthly repayments on credit cards in line with market practice.

4.1.3      CONSUMER KEY BUSINESS DRIVERS

(1)          Source: Australian Prudential Regulation Authority/Reserve Bank of Australia.

Household credit includes mortgages, other personal lending and margin lending.

Retail deposits at 30 September 2005 comprise 46% consumer deposits and 54% business deposits.

(2)          Source:  Roy Morgan Research (August-2005).  12 month rolling average.  Peer Group average includes CBA, NAB and ANZ.  Satisfaction defined as “very” or “fairly” satisfied among those that regard each Bank as their main financial institution.

4.1.4      BUSINESS SEGMENTS

The Business Distribution segment comprises small to medium sized business customers and our rural consumer and business customers. Sales and servicing of these customers occurs though our middle market and small business sales force and service centres and our regional branch network. Products include business lending, deposit and transaction accounts and working capital activities.  Income is primarily earned from sales and service commissions received from the product businesses. The bad debts charge for business customers is recognised in this division.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	66	59	12	125	104	20
Non-interest income	849	821	3	1,670	1,583	5
Operating income	915	880	4	1,795	1,687	6
Operating expenses	(500)	(474)	(5)	(974)	(910)	(7)
Core earnings	415	406	2	821	777	6
Bad and doubtful debts	(39)	(32)	(22)	(71)	(68)	(4)
Operating profit before tax	376	374	1	750	709	6
Tax and outside equity interests	(113)	(112)	(1)	(225)	(207)	(9)
Cash earnings	263	262	—	525	502	5
Goodwill amortisation	(11)	(11)	—	(22)	(22)	—
Profit on operations	252	251	—	503	480	5

Expense to income ratio	54.6%	53.9%	70bps	54.3%	53.9%	40bps

	$bn	$bn		$bn	$bn
Assets	0.8	0.8	—	0.8	0.8	—

The Business Products segment includes business lending, deposit and transaction accounts, and working capital activities. Sales and service commissions passed to the distribution businesses are recorded as a charge against non-interest income.  The bad debts charge for business customers is recognised in the business distribution business.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	581	556	4	1,137	1,043	9
Non-interest income	(319)	(307)	(4)	(626)	(546)	(15)
Operating income	262	249	5	511	497	3
Operating expenses	(130)	(134)	3	(264)	(295)	11
Core earnings	132	115	15	247	202	22
Bad and doubtful debts	—	—	—	—	—	—
Operating profit before tax	132	115	15	247	202	22
Tax and outside equity interests	(39)	(35)	(11)	(74)	(60)	(23)
Cash earnings	93	80	16	173	142	22
Goodwill amortisation	(1)	(1)	—	(2)	(2)	—
Profit on operations	92	79	16	171	140	22

Expense to income ratio	49.6%	53.8%	(420bps )	51.7%	59.4%	(large )

	$bn	$bn		$bn	$bn
Deposits	30.8	26.7	15	30.8	24.3	27
Net loans and acceptances	38.9	37.1	5	38.9	36.3	7
Total assets	39.9	37.9	5	39.9	37.2	7

Financial Performance

Full Year

Operating income increased from continued growth in business loans and acceptances over the year.  While growth was disappointing in the first half of the year, it picked up in the second half following an improved segment focus from the reshape of the business and the normal seasonal upswing. Max-i Direct was launched at the start of the year driving strong growth in business deposits offset by moderate spread compression.  Part of the improvement in business deposits has been due to the classification of Max-i Direct.

Operating expenses were up, primarily as a result of ongoing investment in front-line capability and our new lending origination platform. This increase was partially offset by the full year impact of outsourcing our merchant terminal fleet in May 2004. This outsourcing deal provides cost savings while simultaneously updating our fleet of terminals.

Bad debt charges changed little between 2004 and 2005. Increases due to higher volumes were partially offset by the continuing benign economic environment.

Second Half

Operating income increased due to stronger business volume growth in the second half. Spread compression was minimal.

Consistent with trend over recent years, operating expenses were higher due to regular salary increases and stronger volume growth related to product sales. Higher amortisation charges in the second half associated with our lending origination platform were also incurred.

The bad debt charge increased $7 million on the first half due to increased provisioning relating to increased portfolio growth during the second half.

4.1.5      BUSINESS KEY BUSINESS DRIVERS

(1)          Comprises term lending, bills and business overdrafts and equipment finance.

(2)          Business deposits include both working capital and business transaction and savings accounts.

(3)          Source: TNS Business Finance Monitor (September-2005).  12 month rolling average.  Satisfaction with main bank.

4.2         WESTPAC INSTITUTIONAL BANK

Westpac Institutional Bank (WIB) meets the financial needs of corporations and institutions either based in, or with interests in Australia and New Zealand.  It also provides certain services including the manufacture and origination of structured products to middle market business banking customers in those markets.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income(1)	241	264	(9)	505	461	10
Non-interest income	422	433	(3)	855	803	6
Operating income	663	697	(5)	1,360	1,264	8
Operating expenses	(285)	(293)	3	(578)	(562)	(3)
Core earnings	378	404	(6)	782	702	11
Bad and doubtful debts	(9)	(31)	71	(40)	5	(large )
Operating profit before tax	369	373	(1)	742	707	5
Tax and outside equity interests(1)	(115)	(109)	(6)	(224)	(214)	(5)
Cash earnings	254	264	(4)	518	493	5
Goodwill amortisation	(2)	(1)	(100)	(3)	(2)	(50)
Profit on operations	252	263	(4)	515	491	5

Economic profit	160	165	(3)	325	293	11
Expense to income ratio	43.0%	42.0%	100bps	42.5%	44.5%	(200bps )

	$bn	$bn		$bn	$bn
Deposits	14.0	15.7	(11)	14.0	13.9	1
Net loans and acceptances	24.9	27.9	(11)	24.9	25.5	(2)
Total assets	46.7	52.4	(11)	46.7	48.8	(4)

Financial Performance

Full Year

WIB had a solid year of achievement and growth. Strategically, the business completed a major reorganisation, achieved its objective of being recognised as the outright number 1 lead bank in the Australian market and completed the full acquisition of Hastings.

Cash earnings increased by 5%, although WIB’s underlying performance was more robust, with core earnings rising 11%.  The softer bottom line growth is due to a turnaround in bad debts from a $5 million benefit in 2004 to a $40 million charge in 2005.  The $40 million charge in 2005 remains below historical norms reflecting Westpac’s excellent corporate credit quality.

During the second half we completed a run down of the New Zealand structured finance transactions.  This was previously signalled to the market and is the principal reason for second half profit being below first half levels.  The run-down of these transactions led to a $31 million reduction in income and a $3 billion decline in assets in the second half.  The full year effect of this was small as the Group had already put in place additional transactions to mitigate the planned loss of income.  As a result, total revenues from the structured finance division were little changed between 2004 and 2005.  The full year impact of the run-down in the NZ structured finance transactions is likely to see earnings from this area lower in 2006.

WIB’s underlying performance was driven by strong revenue growth of 8% and tight expense control.  Customer revenues increased 7% over the year with key contributors including improvement in foreign exchange earnings, solid growth in underlying lending, further expansion in transactional banking revenues and an uplift in the contribution from the Specialised Capital Group (SCG).

(1)       We have entered into various tax effective structured finance transactions that derive income subject to a reduced rate of income tax.  To provide comparability, this income is presented on a tax equivalent basis. Net interest income includes a tax equivalent gross up relating to tax benefits on structured finance transactions of $183 million in the twelve months to 30 September 2005 ($119 million in the first half and $64 million in the second half) and $222 million in the twelve months to 30 September 2004.  In the presentation of the Group’s average balance sheet, net interest spread and net interest margin are also presented on a tax equivalent basis. Refer section 5, Note 3 Average Balance Sheet and Interest Rates for a reconciliation of net interest income used in the calculation of net interest spread and net interest margin.

During the year net loans and acceptances decreased 2% due to the $3 billion run-down in the NZ structured finance transactions in the second half.  Excluding this run down net loans and acceptances increased 10% over the year.

There was a modest decline in lending margins reflecting trends in the market that have seen a contraction of credit spreads over the year.  Despite this, net interest income increased 10%, driven by assets and balances in Financial Markets and Transactional Banking.

Non-interest income increased 6%, due principally to a 13% increase in Financial Markets income and a 20% rise in transactional banking revenues.  The solid Financial Markets performance was largely due to good growth in the foreign exchange business. The rise in foreign exchange earnings can be traced back to disciplined risk management overlaid on a strong franchise flow.  Revenues in capital market businesses were more subdued reflecting a stable domestic macro economic environment with some volatility offshore.

The revaluation and further run-down in the high yield securities portfolio contributed an additional $47 million to non-interest income over 2004.  This portfolio is continuing to be run-down and at 30 September 2005 the portfolio had a balance of US$17 million (US$86 million at 30 September 2004).

The success in transactional banking can be attributed to our efforts to strengthen customer relationships and superior on-line technology.  In addition, we continued to build our presence in sub-custody with assets under custody at $257 billion (up 34%) while international trade revenues increased 25% over the year.

Offsetting the growth in non-interest income was a reduction of $31 million in the contribution from our private equity funds in 2005 following an extraordinary performance in 2004.

Three years since this business was established, SCG is now a major contributor to growth delivering $104 million in revenues over the year.  Excluding revenues from our private equity business and the impact of Epic, SCG revenues grew by 67% on 2004.  At 30 September total Funds Under Management for SCG (including Hastings Fund Management (Hastings)) were $5.3 billion, up 64% over the prior year.

The acquisition of the remaining 49% of Hastings was effective 1 July 2005.  Given the timing of the acquisition, and because Hastings had already been consolidated, there was a minimal impact on reported earnings for the year.

Expense growth was contained at 3% over the year.  This was due in part to some one off expenses in 2004, including the impact of Epic, some restructuring costs and performance fees paid in relation to our private equity funds.  The increase in expenses in 2005 relates predominately to spend on core product systems and infrastructure and an increase in compliance spending which has further strengthened our control frameworks over the year.

Second Half

Second half cash earnings were $10 million or 4% lower than the first half principally due to the run-down in the NZ structured finance transactions.  Further, growth in net loans and acceptances was subdued in the second half with outstandings little changed from 31 March 2005.  Excluding all structured finance transactions and Epic cash earnings were up 7% over the first half.

After a strong performance in the first half, trading revenues in the second half were affected by a combination of a flat domestic yield curve and volatility from offshore events.

Expenses were lower in the second half due principally to the impact of the sale of Epic.  Excluding this impact expenses were flat on the prior half.

The bad debt charge fell in the second half due to a number of previously provisioned loans that have returned to performing status or were refinanced.

Key Business Drivers

Notable Transactions

•             Telstra Corporation Limited - Joint Lead Manager of three bond issues for Telstra raising over A$1.1 billion of new debt finance for Telstra’s general funding requirements including its capital management program and ongoing funding needs.  Westpac jointly arranged Telstra’s two $500 million Australian bond issues and Telstra’s debut KAURI NZ$200 million bond issue.  Telstra’s New Zealand bond issue is the largest and longest dated KAURI bond issue to date;

•             CHAMP Private Equity - Westpac was sole Arranger and Underwriter of Senior and Subordinated debt facilities for the $144 million leveraged buy-out of International Energy Services Limited, (Australia’s largest fuel transport company). This was one of Australia’s largest leveraged buy-outs for 2005;

•             Transurban Finance Co Pty Limited - joint lead agent of two separate US private placements to raise the equivalent of A$900 million in 10, 12 and 15-year debt and associated long-term cross currency interest rate swaps to hedge the associated currency and interest rate risks; and

•             Westpac Office Trust - Westpac Funds Management Limited, a wholly owned subsidiary of Westpac, is the Responsible Entity of the ASX listed Westpac Office Trust.  The Trust was established in 2003 to own the flagship Westpac Head Office building currently under construction in Kent Street, Sydney.  In July 2005, following a review of the trust structure and identification of a number of potential quality investment opportunities, the Trust held a meeting of investors at which they overwhelmingly approved a new investment policy for the Trust.  The trust is now able to grow through disciplined acquisition of properties that meet the new investment criteria.  The trust has subsequently invested in the new Woolworths National Support Office in Sydney, valued at $242 million.

(1)       Peter Lee Associates 2004-2005 Corporate and Institutional Banking Survey.

(2)       Capital markets products include interest rate derivatives, secondary markets activity in debt securities and equities, but exclude primary markets activity.

(3)       Other comprises energy, other international and commodities income.

4.3         NEW ZEALAND

New Zealand operations provide banking and wealth management products and services to New Zealand consumer and business customers.  The New Zealand wealth business includes Westpac Life New Zealand and BT New Zealand. The results do not include the earnings of our New Zealand Institutional Bank.

All figures are in New Zealand dollars (NZ$).  (Australian dollars (A$) equivalents are included in section 8.3).

			% Mov’t				% Mov’t
	Half Year	Half Year	Mar 05-		Full Year	Full Year	Sept 04-
NZ$m	Sept 05	March 05	Sept 05		Sept 05	Sept 04	Sept 05
Net interest income	473	463	2		936	893	5
Non-interest income	236	234	1		470	462	2
Operating income	709	697	2		1,406	1,355	4
Operating expenses	(329)	(332)	1		(661)	(653)	(1)
Core earnings	380	365	4		745	702	6
Bad and doubtful debts	(17)	(20)	15		(37)	(41)	10
Operating profit before tax	363	345	5		708	661	7
Tax and outside equity interests	(111)	(113)	2		(224)	(210)	(7)
Cash earnings	252	232	9		484	451	7
Goodwill amortisation	(23)	(24)	4		(47)	(48)	2
Profit on operations	229	208	10		437	403	8

Economic profit	118	110	7		228	234	(3)
Cash earnings A$	221	203	9		424	406	4
Expense to income ratio	46.2%	47.6%	(140bps	)	47.0%	48.2%	(120bps )

	$bn	$bn		$bn	$bn
Deposits	19.9	19.3	3	19.9	18.6	7
Net loans	32.2	30.2	7	32.2	28.2	14
Total assets	33.3	31.3	6	33.3	29.8	12
Funds under management	2.1	2.3	(9)	2.1	2.4	(13)

Financial Performance (NZ$)

Full Year

New Zealand cash earnings increased 7% driven by double digit asset growth, prudent expense management and a lower bad debt charge.  Over the last year, the business continued to focus on improving customer satisfaction across all segments.  The success of this has assisted the division in becoming one of the fastest growing portfolios across the Group.  However, the dynamics of the New Zealand market and the increased competitive environment, particularly in mortgages, has meant that this strong volume growth has not translated as strongly into earnings.

Our improvements in customer satisfaction have been achieved from a range of initiatives such as front of house staff, the roll out of a new branch teller platform and a focus on staff training, communication and leadership.  While overall customer satisfaction is still below some of our peers, steady improvements, particularly in branches and the high value customer segment, have been an important factor in the current performance.

Earnings for the year were also impacted by:

•             Some volatility in returns from our balance sheet hedging activities.  In 2005 balance sheet hedging recorded a $7 million loss.  Portfolio hedging in New Zealand will be reported within the Group Business unit from next year; and

•             $3 million of one-off charges in BT New Zealand.

Net interest income increased 5% with net loans increasing 14% to $32.2 billion, closely matching private sector growth of 16%(1).

(1)       RBNZ twelve months to September 2005.

In business lending, double digit growth of 19% was driven by success in middle markets and property finance.

Housing lending increased (up 13%) although the benefit of this was offset by lower spreads.  Housing market share eased slightly over the year as the business decided not to match some of the more aggressive pricing strategies in the market, particularly in the first half of the year.  The share of new housing lending growth eased to 16% in the second half compared to 20% in second half of 2004.

Above system deposit growth has resulted in market share increases (up 50 basis points).  Retail deposit growth of 7% was driven principally by success in retail at call accounts.  A strong take up of the high interest internet based account, ‘On-line Saver’, launched in June exceeded expectations with over $1.3 billion in balances by year end, of which almost half the flows were new business.

While asset growth was strong, lending spreads did experience some decline.  Most of the spread contraction occurred in the mortgage market where aggressive, price-led competition in the market contributed to an 18 basis point deterioration in spreads.  While the decision not to respond directly to the mortgage price war assisted in protecting individual product spreads, the portfolio did undergo a major shift with customers switching out of higher spread floating rate products to lower spread fixed rate loans.

Spreads in business lending and personal lending were less affected by price-led competition, while deposit spreads expanded by 4 basis points.  Benefits from non-interest bearing liabilities also improved, as interest rates increased during the year.

Non-interest income increased moderately in 2005 (up 2%), supported by liabilities growth in business banking, improved collection rates and pricing initiatives introduced in late 2004.

Expense growth was held to 1% on the prior year.  The addition of 146 new employees in the front line and other salary increases were partly offset by negotiated supplier cost reductions across various parts of the business.  The expense to income ratio improved 120 basis points to 47%.

Bad debt charges decreased (down 10%) principally due to property regrades and an increase in recoveries due to improvements in collections processes.

The New Zealand credit environment remains sound.  Housing delinquencies over 90 days remained stable at 0.12% and credit card delinquencies over 90 days were also stable, at 0.73%.

Second Half

A 9% uplift in cash earnings on the previous half was driven by continued strong asset growth, offsetting a decline in housing spreads.

Net interest income was higher as loan and deposit portfolios continued to grow.  Business lending grew at 1.3 times system(1) with market share up 30 basis points.  Share of new housing growth improved although overall housing market share eased slightly.  Retail deposits grew 4% driven by success in the On-line Saver product.

Spread compression in the lending portfolio continued as the impact of customers shifting between mortgage products reduced asset spreads by 8 basis points.  Deposit spreads also declined relative to the first half.

Non-interest income was broadly flat as increases in volume related account and transaction fees were offset by changing customer behaviour which reduced certain fees collected.

Expenses fell due to negotiated supplier cost reductions.

(1)       RBNZ YTD August 2005.

Key Business Drivers

(1)          Source:  RBNZ.  Second half at August 2005.

(2)          Source:  ACNielsen.  Four quarter rolling average.

4.4         BT FINANCIAL GROUP (AUSTRALIA)

BT Financial Group Australia (BTFG) is Westpac’s wealth management business.  BTFG designs, manufactures and services financial products that enable our customers to achieve their financial goals by accumulating, managing and protecting their personal wealth. These products include managed investments (mutual funds), personal and business superannuation (pensions), life insurance, income protection, discount securities broking, margin lending, client portfolio administration (Wrap) platforms and portfolio management and administration of Corporate Superannuation. Distribution of BTFG products is conducted through our Australian and New Zealand banking distribution businesses and an extensive range of independent financial advisers.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	18	18	—	36	25	44
Non-interest income	384	336	14	720	589	22
Operating income	402	354	14	756	614	23
Operating expenses	(199)	(192)	(4)	(391)	(377)	(4)
Core earnings	203	162	25	365	237	54
Bad and doubtful debts	—	—	—	—	—	—
Operating profit before tax	203	162	25	365	237	54
Tax and outside equity interests	(51)	(38)	(34)	(89)	(50)	(78)
Cash earnings	152	124	23	276	187	48
Goodwill amortisation	(32)	(31)	(3)	(63)	(61)	(3)
Profit on operations	120	93	29	213	126	69

Economic profit	66	31	113	97	(18)	large
Expense to income ratio	49.5%	54.2%	(470bps )	51.7%	61.4%	(large )

	$bn	$bn		$bn	$bn
Total assets	16.9	15.8	7	16.9	15.0	13
Funds under management	37.1	35.8	4	37.1	35.4	5
Funds under administration	34.5	30.6	13	34.5	24.9	39

Financial Performance

Full Year

BTFG reported an excellent result with cash earnings up an impressive 48%.  The key factors behind the result have been the sector leading platform operations, outstanding investment management performance, a positive insurance environment and the tail wind from favourable equity market conditions.

The 2005 result was boosted by two material one-off items, $13 million from the profit on sale of our shareholding in JDV Ltd (a supplier of technology and operational services to the equities industry) and the recovery of amounts paid into certain managed funds to support tax values adding $19 million ($27 million pre-tax).  This latter amount formed part of the acquisition price of BT Funds Management Limited and has subsequently been refunded but is required to be reported in income.

Excluding these items, cash earnings increased by 30%.

There has been a marked improvement in efficiency achieved over the year with a fall of 9.7 percentage points in the expense to income ratio on 2004 (6.8 percentage points excluding one-offs).

Net interest income increased, driven by margin lending balances of $2.5 billion which were up 38% on 2004.  Our market share as at September 2005 was 14.3% with our share of new business 23%(1).

(1)       RBA June 2005.

Non-interest income grew strongly increasing by $131 million or 22% over the year.  Key factors behind this performance include:

•             The one-off income items highlighted above boosted revenues by $40 million;

•             Reflecting the success of our Wrap and Corporate Super businesses, Fund Under Administration (FUA) increased by 39% to $34.5 billion.  The technical strength of our offering, the economies of scale and additional growth from the Westpac franchise all contributed to the improved performance.  In Wrap and Corporate Super we are growing above system in one of the fastest growing segments in the market and are consistently ranked in the top three for net inflows.  As a result our rankings in these products are now second for Wrap and fifth for Corporate Super.  Importantly over 12% of FUA flow into the Wrap platform and 56% of FUA flow into Corporate Super have originated from the Westpac customer base;

•             Funds Under Management (FUM) increased by $1.7 billion to $37.1 billion, driven by our improved investment management performance.  Institutional net flows were $0.8 billion, with an increase in flows to our wholesale funds sold through platforms of $0.4 billion on the prior year and strong market conditions;

•             Life Insurance revenues increased 13% with in-force premiums up 6% to $240 million and continued good claims and lapse experiences; and

•             Given the strength of equity markets the discount broking business also had a strong year although its overall contribution remains modest.

Despite the strong business growth, BTFG has managed to hold expense growth to just 4%.  A key contributor to expense management has been the delivery of $17 million in additional expense synergies, completing the integration of our three wealth management businesses into BTFG.  Total expense synergies from the formation of BTFG now total $106 million, over 23% higher than the original business case.

Our modest expense growth has not been at the expense of investment.  Major investments over the year have included:

•             Further enhancements to our Wrap and Corporate Super platforms;

•             The development of our superannuation clearing house, in preparation for superannuation choice legislation effective July 2005; and

•             An increase in performance based remuneration costs given the consistency in funds management performance.

The effective tax rate increased by 4.7% to 28.3% reflecting the termination of the Life Company concessionary tax rates from July 2005.

Second Half

BTFG delivered consistent growth over the year with cash earnings increasing 23% in the second half over the first half.

Given this consistency, the drivers of earnings for the second half were similar to those for the full year, in particular, operating income grew 14% with all key business areas performing well:

•             FUM and FUA balances grew by 4% and 13% respectively, with strong growth across core products such as Wrap up 20%, Corporate Super up 13% and Institutional FUM up 11%; and

•             Life Insurance increased by 8% with in-force premiums increasing 3%, and good claims experience remaining the key driver of growth.

Expenses increased reflecting performance based remuneration and volume related costs, offset by $4 million of additional integration synergies. The expense to income ratio improved further, decreasing by 4.7 percentage points to 49.5%.

Current Australian market share			Share of new business
Product(1)	Market share (%)	Rank	Market share (%)	Rank

Funds Management (Retail)	4.0	8	n/a	n/a
Corporate Super	7.0	5	10.4	3
Platforms	12.1	2	13.8	2
Life and risk	6.7	7	7.3	7
Margin lending	14.3	3	23.0	1
Broking	10.5	3	10.3	3

	Performance and Quartile Ranking(2)
September 2005	1 year %	Quartile	2 years % p.a.	Quartile	3 years % p.a.	Quartile

Core Australian Share Fund	36.2	2	29.3	1	24.9	1
Imputation Fund	36.9	1	31.2	1	25.7	1
Smaller Companies Fund	41.0	1	39.8	1	34.0	1
Balanced	20.7	1	18.5	1	15.7	1
Property	15.8	4	21.5	4	17.5	4
Intl Equities (Putnam)	14.5	2	11.3	2	7.0	n/a

Key Business Drivers

(1)       Source:  Funds Management - Assirt data June 2005 (includes Retail, Alliances and Wholesale); Corporate Super-DEXX&R June 2005; Platforms - Assirt June 2005; Life and Risk-DEXX&R March 2005; Margin Lending- RBA market share June 2005, BT competitor anaylsis on ranking; Broking - IRESS June 2005.

(2)       Source:  Intech, as at 31 August 2005.

(3)       Internal data supplied by BTFG (Australia).

(4)       Corporate Superannuation balances were previously recognised in Funds Under Management.

4.5         PACIFIC BANKING

Pacific Banking (PB) provides banking services for retail and business customers throughout the South Pacific Island Nations. Branches, ATM’s and Internet banking channels are used to deliver our core business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa.  PB’s financial products include home, personal and business lending and savings and investment accounts.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	37	33	12	70	72	(3)
Non-interest income	42	36	17	78	67	16
Operating income	79	69	14	148	139	6
Operating expenses	(26)	(27)	4	(53)	(51)	(4)
Core earnings	53	42	26	95	88	8
Bad and doubtful debts	(2)	(1)	(100)	(3)	(2)	(50)
Operating profit before tax	51	41	24	92	86	7
Tax and outside equity interests	(16)	(13)	(23)	(29)	(30)	3
Cash earnings	35	28	25	63	56	13
Goodwill amortisation	—	—	—	—	—	—
Profit on operations	35	28	25	63	56	13

Economic profit	28	23	22	51	44	16
Expense to income ratio	32.9%	39.1%	(large )	35.8%	36.7%	(90bps )

	$bn	$bn		$bn	$bn
Deposits	1.2	1.1	7	1.2	1.1	5
Total assets	1.3	1.2	8	1.3	1.2	8

Financial Performance

Full Year 2005

PB recorded a 13% uplift in cash earnings and a 16% improvement in economic profit – a solid performance despite a more challenging operating environment.  The driver of this performance was a 6% improvement in operating income while adding just $2 million (4%) to the cost base over the year.

The growth in operating income was supported by a 16% uplift in non-interest income from improved trading income in PNG, Vanuatu and the Solomon Islands.

Net interest income declined over the year due to lower interest rates in PNG combined with increasing competition that has seen a small decline in margins over the year.  While the business delivered sound loan growth over the year, much of this was recorded in the second half of the year and hence did not impact net interest income until later in that half.

In addition to the normal inflationary increases expenses in 2005 were impacted by the resolution of certain pay increases in Fiji and the introduction of a 15% consumption tax introduced in Tonga during the year.

Second Half

Earnings were significantly stronger in the second half with much of the improvement in trading income occurring in this period.  Net interest income also picked up as commercial loan growth increased by 15% across the region.

Bad debts were marginally higher reflecting a few new specific provisions and improved loan growth boosting the dynamic provision charge.

4.6                            GROUP BUSINESS UNIT

This segment comprises:

•             Group items including earnings on surplus capital, accounting entries for certain intragroup transactions that facilitate the presentation of the performance of our operating segments, (notably adjustments for life policyholder income, consolidation of life company Managed Investment Schemes, exchange rate adjustments and hedge results associated with hedging our New Zealand earnings), earnings from property sales and certain other head office items such as centrally raised provisions, reversals of tax equivalent gross ups on tax effective transactions within the Institutional Bank and contra charges for equity based remuneration charged to business units; and

•             Group Treasury, which is primarily, focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to minimise net interest income volatility and assist net interest income growth.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	120	(6)	large	114	(22)	large
Non-interest income	135	(12)	large	123	91	35
Operating income	255	(18)	large	237	69	large
Operating expenses	36	29	24	65	103	(37)
Core earnings	291	11	large	302	172	76
Bad and doubtful debts	7	(4)	large	3	(40)	108
Operating profit before tax	298	7	large	305	132	131
Tax and outside equity interests	(162)	25	(large )	(137)	92	(large )
Distributions on other equity instruments	(69)	(68)	(1)	(137)	(154)	11
TPS 2004 revaluation	(15)	40	(138)	25	10	150
Cash earnings	52	4	large	56	80	(30)
Goodwill amortisation	(2)	(1)	(100)	(3)	—	—
Distributions on other equity instruments	69	68	1	137	154	(11)
TPS 2004 revaluation	15	(40)	138	(25)	(10)	(150)
Profit on operations	134	31	large	165	224	(26)

Full Year

Individual line items are impacted by a number of accounting treatments which have little or no impact on cash earnings and mask the true performance of the division.  These include:

•             Consolidation entries (Managed Investment Schemes (MIS)), policyholder tax recoveries, tax equivalent gross ups(1));

•             Adjustments and hedge results for our New Zealand earnings; and

•             Revaluation of the cross currency swap hedging our TPS 2004 hybrid securities.

The decrease in cash earnings was a result of lower revenues from property sales and higher tax charges, partially offset by a lower bad debts charge.

Operating income increased reflecting the impact of consolidation entries (MIS up $61 million, policyholder tax recoveries up $55 million) and the reversal of the tax equivalent gross up due to the unwind of New Zealand structured finance transactions.  These movements in operating income are offset by corresponding changes in tax charges and outside equity interests.  Earnings on surplus capital and translating New Zealand earnings at hedge rates compared to actual rates also contributed to the increase.  These were partially offset by the revaluation of the TPS 2004 Hybrid security ($11 million) and lower property sales ($18 million).  Treasury income was relatively flat, decreasing only $4 million on 2004.

The operating expense benefit fell driven by the impact of translating New Zealand earnings at hedge rate compared to actual rates.

(1)       Detailed impacts shown in sections 9.1 and 9.2.

Bad debts were lower as the prior year included provisions made against a Group level exposure.

Tax and outside equity interests increased largely as a result of the impact of consolidation entries (MIS, Policyholder tax recoveries, tax equivalent gross up), which are offset in operating income. The remaining increase relates to tax charges relating to prior periods and increases in tax provisions.

Distributions on other equity instruments fell due to the timing of issuing US$525 million TPS 2004 (issued in April 2004) and the reclassification of US$322.5 million TOPrS to debt on 8 June 2004 increasing distributions in 2004. 2004 also included an additional month of distributions for the US$750 million 2003 Trust Preferred Securities (TPS) hybrid.

Second Half

Cash earnings were higher in the second half driven by an increased contribution from Treasury and additional earnings on surplus capital.  Treasury cash earnings were $29 million higher in the second half.

Operating income increased as a result of higher Treasury income, increases in consolidation entries (nil cash earnings impact), additional income on surplus capital as there were no buy-backs completed during the year and a $65 million change in the revaluation on the cross currency swap hedging the TPS 2004 Hybrid security (these gains are reversed in deriving cash earnings).

The operating expense benefit increased slightly due to the impacts of translating New Zealand earnings at hedge rates compared to actual rates and lower expenses incurred centrally.

Tax and outside equity interests increased significantly driven by increases in consolidation entries (offsetting revenues) and tax provisions taken centrally.

5.	2005 FINANCIAL INFORMATION	Year End Profit Announcement 2005

INDEX

5.1	Consolidated Statement of Financial Performance
5.2	Consolidated Statement of Financial Position
5.3	Consolidated Statement of Cash Flows
5.4	Movement in Retained Profits
5.5	Notes to 2005 Financial Information
	Note 1.	Basis of Preparation of Financial Information
	Note 2.	Interest Spread and Margin Analysis
	Note 3.	Average Balance Sheet and Interest Rates
	Note 4.	Revenue
	Note 5.	Net Interest Income
	Note 6.	Non-Interest Income
	Note 7.	Non-Interest Income Analysis
	Note 8.	Expense Analysis
	Note 9.	Deferred Expenses
	Note 10.	Income Tax
	Note 11.	Dividends
	Note 12.	Earnings per Ordinary Share
	Note 13.	Loans
	Note 14.	Provisions for Bad and Doubtful Debts
	Note 15.	Impaired Assets
	Note 16.	Movement in Gross Impaired Assets
	Note 17.	Items Past 90 Days but well Secured
	Note 18.	Income on Non-Accrual and Restructured Assets
	Note 19.	Impaired Assets and Provisioning Ratios
	Note 20.	Delinquencies (90 Days Past Due Loans)
	Note 21.	Charge for Bad and Doubtful Debts
	Note 22.	Deposits
	Note 23.	Capital Adequacy
	Note 24.	Derivative Financial Instruments
	Note 25.	Statement of Cash Flows
	Note 26.	Group Investments and Changes in Controlled Entities
	Note 27.	Reconciliation to US GAAP
	Note 28.	Contingent Liabilities
	Note 29.	Events Subsequent to Balance Date
5.6	Statement in Relation to the Audit of the Financial Statements

Notes to the statements shown in sections 5.1, 5.2 and 5.3 as required by Appendix 4E are referenced in the margin of the relevant tables

5.1          CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

$m	Note	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05	Full Year Sept 05	Full Year Sept 04	% Mov’t Sept 04- Sept 05
Interest income		7,755	7,358	5	15,113	12,939	17
Interest expense		(5,055)	(4,813)	(5)	(9,868)	(8,184)	(21)
Net interest income	5	2,700	2,545	6	5,245	4,755	10
Non-interest income	6,7	1,901	1,659	15	3,560	3,255	9
Net operating income		4,601	4,204	9	8,805	8,010	10
Operating expenses	8	(2,071)	(2,034)	(2)	(4,105)	(3,940)	(4)
Goodwill amortisation		(85)	(83)	(2)	(168)	(164)	(2)
Bad and doubtful debts	21	(179)	(203)	12	(382)	(414)	8
Profit from ordinary activities before Income tax expense		2,266	1,884	20	4,150	3,492	19
Income tax expense	10	(681)	(541)	(26)	(1,222)	(913)	(34)
Net profit		1,585	1,343	18	2,928	2,579	14
Net profit attributable to outside equity interests:
Managed investment schemes		(76)	(14)	(large )	(90)	(30)	(200)
Other		(16)	(4)	(large )	(20)	(10)	(100)
Net profit attributable to equity holders of Westpac Banking Corporation (WBC)		1,493	1,325	13	2,818	2,539	11
Foreign currency translation reserve adjustment		(2)	(96)	98	(98)	(11)	(large )
Total revenues, expenses and valuation adjustments attributable to equity holders of WBC recognised directly in equity		(2)	(96)	98	(98)	(11)	(large )
Total changes in equity other than those resulting from transactions with owners as owners		1,491	1,229	21	2,720	2,528	8

5.2          CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at $m	Note	30 Sept 2005	31 March 2005	30 Sept 2004	% Mov’t Mar 05- Sept 05	% Mov’t Sept 04- Sept 05
Assets
Cash and balances with central banks		1,844	2,039	1,800	(10)	2
Due from other financial institutions		10,896	10,095	9,538	8	14
Trading securities		9,399	10,323	9,698	(9)	(3)
Investment securities		2,428	2,898	3,714	(16)	(35)
Loans	13	195,589	188,969	182,471	4	7
Acceptances of customers		4,864	5,127	5,534	(5)	(12)
Life insurance assets		13,740	12,711	12,957	8	6
Regulatory deposits with central banks overseas		347	562	523	(38)	(34)
Goodwill		2,290	2,302	2,394	(1)	(4)
Fixed assets(1)		839	801	1,445	5	(42)
Deferred tax assets		945	1,027	838	(8)	13
Other assets		16,572	16,817	14,167	(1)	17
Total assets		259,753	253,671	245,079	2	6
Liabilities
Due to other financial institutions		10,654	8,137	7,071	31	51
Deposits	22	149,454	145,814	146,533	2	2
Debt issues		41,771	42,096	36,188	(1)	15
Acceptances		4,864	5,127	5,534	(5)	(12)
Current tax liabilities		317	79	1	large	large
Deferred tax liabilities		267	291	110	(8)	143
Life insurance policy liabilities		11,722	11,252	10,782	4	9
Provisions		415	396	427	5	(3)
Other liabilities		18,863	19,464	17,685	(3)	7
Total liabilities excluding loan capital		238,327	232,656	224,331	2	6
Loan capital
Subordinated bonds, notes and debentures		3,702	4,257	3,885	(13)	(5)
Subordinated perpetual notes		512	505	546	1	(6)
Total loan capital		4,214	4,762	4,431	(12)	(5)
Total liabilities		242,541	237,418	228,762	2	6
Net assets		17,212	16,253	16,317	6	5
Equity
Ordinary shares		5,296	4,523	4,234	17	25
Reserves		(181)	(178)	(83)	(2)	(118)
Retained profits		8,777	8,261	7,812	6	12
NZ Class shares		—	451	453	(100)	(100)
Fixed Interest Resettable Trust Securities (FIRsTS)		655	655	655	—	—
Trust Preferred Securities 2003 (TPS 2003)		1,132	1,132	1,132	—	—
Trust Preferred Securities 2004 (TPS 2004)		685	685	685	—	—
Equity attributable to equity holders of WBC		16,364	15,529	14,888	5	10
Outside equity interests:
Managed investment schemes		826	706	1,408	17	(41)
Other		22	18	21	22	5
Total equity		17,212	16,253	16,317	6	5

(1)  Fixed assets include $447 million in capitalised software costs with an average amortisation period of three years ($409 million at 31 March 2005 and $377 million at 30 September 2004).

5.3                            CONSOLIDATED STATEMENT OF CASH FLOWS

$m	Note	Half Year Sept 05	Half Year March 05	Full Year Sept 05	Full Year Sept 04	% Mov’t Mar 05- Sept 05	% Mov’t Sept 04- Sept 05
Cash flows from operating activities
Interest received		7,795	7,255	15,050	12,835	7	17
Interest paid		(4,920)	(4,693)	(9,613)	(7,929)	(5)	(21)
Dividends received		12	21	33	34	(43)	(3)
Other non-interest income received		117	3,205	3,322	4,648	(96)	(29)
Operating expenses paid		(1,943)	(2,039)	(3,982)	(3,593)	5	(11)
Net (increase) / decrease in trading securities		361	(695)	(334)	(135)	(152)	(147)
Income tax paid excluding life business		(398)	(353)	(751)	(1,106)	(13)	32
Life business:
receipts from policyholders and customers		1,219	1,451	2,670	2,895	(16)	(8)
interest and other items of similar nature		92	27	119	95	large	25
dividends received		550	156	706	320	large	1 21
payments to policyholders and suppliers		(1,206)	(1,357)	(2,563)	(2,390)	11	(7)
income tax paid		(71)	(23)	(94)	(180)	large	48
Net cash provided by operating activities	25	1,608	2,955	4,563	5,494	(46)	(17)
Cash flows from investing activities
Proceeds from sale of investment securities		68	62	130	73	10	78
Proceeds from matured investment securities		1,022	542	1,564	639	89	145
Purchase of investment securities		(413)	(185)	(598)	(655)	(123)	9
Proceeds from securitised loans		209	2,000	2,209	241	(90)	large
Net (increase) / decrease in:
due from other financial institutions		(1,737)	586	(1,151)	(3,486)	large	67
loans		(6,602)	(7,890)	(14,492)	(24,505)	16	41
life business investment assets		(97)	60	(37)	(61)	large	39
regulatory deposits with central banks overseas		199	10	209	(74)	large	(large )
other assets		(114)	(541)	(655)	(1,994)	79	67
Purchase of fixed assets		(196)	(142)	(338)	(284)	(38)	(19)
Proceeds from disposal of fixed assets		13	12	25	90	8	(72)
Proceeds from sale of investments (other)		21	20	41	22	5	86
Controlled entities acquired, net of cash acquired	25	—	—	—	(547)	—	100
Controlled entities and businesses disposed, net of cash held	25	25	520	545	165	(95)	230
Net cash used in investing activities		(7,602)	(4,946)	(12,548)	(30,376)	(54)	59
Cash flows from financing activities
Issue of loan capital		583	818	1,401	500	(29)	180
Redemption of loan capital		(1,141)	(255)	(1,396)	(485)	(large )	(188)
Proceeds from issue of ordinary shares		101	90	191	110	12	74
Proceeds from TPS 2004 (net of issue costs $8 m)		—	—	—	685	—	100
Buy-back of ordinary shares		—	—	—	(559)	—	100
Buy-back of NZ Class shares		—	(1)	(1)	(18)	100	94
Redemption of TOPrS		—	—	—	(446)	—	100
Net increase/(decrease) in:
due to other financial institutions		2,655	638	3,293	3,182	large	3
deposits and public borrowings		3,712	(2,125)	1,587	18,451	large	(91)
debt issues		92	3,627	3,719	5,178	(97)	(28)
other liabilities		553	111	664	(330)	large	(large )
Payment of distributions and dividends		(757)	(676)	(1,433)	(1,362)	(12)	(5)
Payment of dividends to outside equity interests		2	(5)	(3)	(6)	140	50
Net cash provided by financing activities		5,800	2,222	8,022	24,900	161	(68)
Net increase/(decrease) in cash and cash equivalents		(194)	231	37	18	(184)	106
Effect of exchange rate changes on cash and cash equivalents		(1)	8	7	(4)	(113)	(large )
Cash and cash equivalents at the beginning of financial period		2,039	1,800	1,800	1,786	13	1
Cash and cash equivalents at the end of the period		1,844	2,039	1,844	1,800	(10)	2

5.4                            MOVEMENT IN RETAINED PROFITS

$m	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05	Full Year Sept 05	Full Year Sept 04	% Mov’t Sept 04- Sept 05
Retained profits at the beginning of the financial period	8,261	7,812	6	7,812	7,343	6
Net profit attributable to equity holders of WBC	1,493	1,325	13	2,818	2,539	11
Aggregate of amounts transferred from reserves	1	(1)	large	—	(1)	100
Realised gain on redemption of TOPrS	—	—	—	—	7	(100)
Total available for appropriation	9,755	9,136	7	10,630	9,888	8
Ordinary dividends provided for or paid	(909)	(807)	(13)	(1,716)	(1,518)	(13)
Distributions on other equity instruments	(69)	(68)	(1)	(137)	(154)	11
Deemed dividend - shares bought back	—	—	—	—	(404)	100
Retained profits at the end of the financial period	8,777	8,261	6	8,777	7,812	12

5.5          NOTES TO 2005 FINANCIAL INFORMATION

Note 1.   Basis of Preparation of Financial Information

The impacts of adopting Australian equivalents to International Financial Reporting Standards (A-IFRS)

In July 2002, the Financial Reporting Council announced its formal support for Australia to adopt standards based on International Financial Reporting Standards (IFRS) for financial years beginning on or after 1 January 2005.  As a result the accounting standards that apply to Australian reporting companies under the Corporations Act 2001 will be based on IFRS issued by the International Accounting Standards Board for accounting periods beginning on or after 1 January 2005.  The Group will adopt A-IFRS from 1 October 2005 and certain comparatives will be required to be restated on initial adoption.

The Board established a formal project, monitored by a steering committee to achieve transition to A-IFRS reporting.  The implementation project consisted of three phases.

1.  Assessment and planning

In the assessment and planning phase a high level overview of the impacts of conversion to A-IFRS reporting on existing accounting and reporting policies, procedures, systems and processes, business structures and staff was developed.  This phase included:

•             High level identification of the key differences in accounting policies and disclosures expected to arise from adopting A-IFRS;

•             Assessment of new information requirements affecting management information systems, and the impact on the business and key processes;

•             Evaluation of the implications for staff, for example training requirements; and

•             Preparation of a conversion plan for expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training.

The assessment and planning phase is considered to be complete except for dealing with individual issues, which arise where interpretation of the new A-IFRS standards is still unclear.

2.  Design phase

In the design phase the changes required to existing accounting policies, procedures, systems and processes in order to transition to A-IFRS were formulated.  The design phase incorporated:

•             Formulating revised accounting policies and procedures for compliance with A-IFRS;

•             Identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of A-IFRS;

•             Developing A-IFRS disclosures;

•             Designing accounting and business processes to support A-IFRS reporting obligations;

•             Identifying and planning required changes to financial reporting and business source systems; and

•             Developing training programs for staff.

The design phase is substantially complete.

3.  Implementation phase

The implementation phase included implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff.  It enabled Westpac to generate the disclosures required as part of the transition to A-IFRS.  The implementation phase is largely complete.

The following changes are expected to have the most significant impact on the Group:

Application of A-IFRS

For the purpose of producing comparative figures the Group’s transition date is 1 October 2004.  However, the Group’s opening balance sheet and the comparative figures for the year ended 30 September 2005 will exclude the impact of certain standards, which the Group has elected to apply prospectively from 1 October 2005.  The standards that will impact the Group’s results only after 30 September 2005 are: AASB 132: Financial Instruments: Presentation and Disclosure, AASB 139: Financial Instruments: Recognition and

Measurement, AASB 4: Insurance Contracts, AASB 1023: General Insurance Contracts issued July 2004 and AASB 1038: Life Insurance Contracts issued July 2004.

Additionally, on transition the Group has made the following policy elections:

•             Not to restate any past business combinations (business combinations that occurred before 1 October 2004);

•             To restate previously revalued premises and sites to the lower of historic cost and recoverable amount;

•             To deem the cumulative translation differences for all foreign operations to be zero at the transition date;

•             To use the corridor approach for recognition of superannuation costs in future periods; and

•             To apply the new share-based payment rules retrospectively for expensing all options and performance share rights not vested as at 1 October 2004.

All the financial information in these financial statements has been prepared in accordance with current Australian GAAP.  The differences between current Australian GAAP and A-IFRS, identified below, will potentially have a significant effect on the Group’s financial position and performance.  The differences identified below should not be taken as an exhaustive list of all the differences between current Australian GAAP and A-IFRS.

Not all of the potential impacts on the Group’s financial performance and financial position of the adoption of A-IFRS, including systems upgrades and other implementation costs, which may be incurred, have been quantified where they are not material or the impact is not yet known.

The impacts described below are based on current interpretations of A-IFRS standards.  The interpretation of some standards is still uncertain and impacts may change, or additional impacts may be identified, prior to the completion of the Group’s first A-IFRS based financial statements.

Capital measurement

Impact on capital adequacy measurement.

Many of the changes described below will impact on the Group’s assets and equity.  Asset and equity measurements are currently central to the capital adequacy requirements set by prudential regulators.  APRA has released proposed capital measurement rules in response to some of these changes.  However, it is currently unclear exactly how capital measurement will be impacted.

Estimated impacts of changes applicable in the comparative period (year ended 30 September 2005)

Fee revenue

Initial impact on retained profits.

Increased deferral of fee income.

On initial adoption of A-IFRS certain fees that were previously recognised immediately in the statement of financial performance will be deferred on the statement of financial position to be recognised in the statement of financial performance over the period of service or at the conclusion of the arrangement.  The annual impact on net profit from this change is not expected to be material.  However, on transition the impact on the statement of financial position is expected to be an increase in liabilities and a reduction in net assets.

$m	2005	2004
Increase in non-interest income	5	n/a
(Increase) in liabilities at 30 September 2005/1 October 2004	(85)	(86)
(Decrease) in equity at 30 September 2005/1 October 2004	(76)	(79)

Goodwill

Initial impact on retained profits.

Lower expenses.

Volatility in results in the event of impairment.

From initial adoption goodwill acquired in business combinations will no longer require amortisation, but will be subject to impairment testing at least annually.  If any impairments occur, they will be recognised immediately in the statement of financial performance.  The goodwill amortised in the year ended 30 September 2005 will be reversed against opening retained profits on transition to A-IFRS and in accordance with AASB 1, the balance of goodwill at transition date will be reset applying A-IFRS recognition criteria.  The Group’s current level of goodwill amortisation per year is $168 million.

$m	2005	2004
Decrease in non-interest expense	168	n/a
Increase/(decrease) in goodwill assets at 30 September 2005/1 October 2004	146	(21)
Increase/(decrease) in equity at 30 September 2005/1 October 2004	146	(3)

Post employment benefits

Initial impact on retained profits.

Since 1 October 2001 the Group has applied the principles of IAS 19: Employee Benefits in accounting for its principal defined benefit employee superannuation schemes.  On initial application of the principles of IAS 19 the Group recognised the full actuarial surpluses in the schemes.  Subsequent actuarial gains or losses which resulted from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan’s obligations or the market value of the defined benefit plan assets, have been spread on a straight line basis over the expected remaining working lives of members of the schemes (the corridor approach).  On initial adoption of AASB 119: Employee Benefits, the Group expects to make an adjustment of $271 million to retained profits to recognise the impact of AASB 119 in measurement requirements and previously unrecognised actuarial losses.  The Group expects that subsequent actuarial gains or losses will be recognised in accordance with the corridor approach.

$m	2005	2004
Decrease in pension expense	10	n/a
Decrease in liabilities at 30 September 2005/1 October 2004	26	11
(Decrease) in assets at 30 September 2005/1 October 2004	(271)	(267)
(Decrease) in equity at 30 September 2005/1 October 2004	(245)	(256)

Consolidation of Special Purpose Vehicles

New assets/liabilities recognised.

A difference in the interpretation of the consolidation rules under A-IFRS and existing accounting standards will result in the Group consolidating a number of special purpose vehicles used for the securitisation of the Group’s own and customer’s assets.  At transition date the consolidation of these vehicles will result in an increase in both assets and liabilities with no impact on net assets.  There is not expected to be any material impact on net profit as a result of this change.

$m	2005	2004
Increase in net interest income	26	n/a
(Decrease) in non-interest income	(57)	n/a
(Increase) in liabilities at 30 September 2005/1 October 2004	(6,877)	(5,862)
Increase in assets at 30 September 2005/1 October 2004	6,877	5,862
Increase/(decrease) in equity at 30 September 2005/1 October 2004	—	—

Share-based payments

Initial impact on retained profits.

Higher expenses.

No impact on total equity.

The Group does not currently recognise an expense for performance options and performance share rights issued to staff or for new shares issued under the employee share plan.  On the adoption of A-IFRS the Group will recognise an expense for all share-based remuneration.  The expense for performance options and performance share rights will be the fair value of the instruments at grant date recognised over the relevant vesting period.  The expense for new shares issued under the employee share plan will be the market value of the shares at date of issue.  There will be no impact on total equity where shares are issued to satisfy awards, as the expense will be matched by an offsetting increase in equity.

The Group has elected to include all unvested instruments held by employees in its calculation of expense for share based payments.

$ m	2005	2004
(Increase) in staff expenses	(63)	n/a
(Increase) in liabilities at 30 September 2005/1 October 2004	(19)	(19)
Increase in assets at 30 September 2005/1 October 2004	6	6
(Decrease) in total equity at 30 September 2005/1 October 2004	(13)	(13)

Taxation

Initial impact on retained profits.

New assets/liabilities recognised.

Under A-IFRS a balance sheet approach will be adopted, replacing the statement of financial performance approach currently used by Australian companies.  This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base.  It is expected that the approach will result in the Group recognising new deferred tax assets and liabilities.

$m	2005	2004
(Increase) in tax expense	(3)	n/a
(Increase) in liabilities at 30 September 2005/1 October 2004	(23)	(33)
Increase in assets at 30 September 2005/1 October 2004	12	11
(Decrease) in equity at 30 September 2005/1 October 2004	(11)	(22)

Hybrid capital instruments

Re-classification within equity to minority interests.

Lower profit attributable to equity holders of Westpac Banking Corporation.

The Group has issued a number of hybrid tier one instruments, which are currently classified as equity attributable to equity holders of Westpac Banking Corporation.  On adoption of A-IFRS these instruments, with a carrying value of $2,925 million, will be presented in comparatives as outside equity interests.  Consistent with the change in presentation, the distributions on these instruments will be reclassified out of profit attributable to equity holders of Westpac Banking Corporation and into net profit attributable to outside equity interests.

$m	2005	2004
(Decrease) in net profit attributable to equity holders of Westpac Banking Corporation	(186)	n/a
(Decrease) in other equity interest at 30 September 2005/1 October 2004	(2,473)	(2,925)
Increase in outside equity interests at 30 September 2005/1 October 2004	2,473	2,925

Investment in subsidiaries

Initial impact on retained profits of parent.

Investments in subsidiaries, which are currently carried at deemed cost less impairment provisions will be restated to historic cost less any impairment provisions.  As investments in subsidiaries are eliminated on consolidation, this change has no impact on the consolidated Group.

$m	2005	2004
(Decrease) in assets at 30 September 2005/1 October 2004	n/a	n/a
(Decrease) in equity at 30 September 2005/1 October 2004	n/a	n/a

Treasury shares

Reduction in share capital.

Reduction in non interest income.

Under A-IFRS shares in Westpac Banking Corporation held by statutory life funds or managed investment vehicles consolidated by the Group, which are currently carried at market value, will be reclassified as treasury shares and accounted for as a deduction from equity.  Any changes in the value of treasury shares held will be recognised in equity at the time of disposal and dividends will not be recognised as income or distributions.  Recognition of income related to treasury shares is prohibited under A-IFRS.

$m	2005	2004
(Decrease) in net profit attributable to equity holders of Westpac Banking Corporation	(32)	n/a
(Decrease) in assets at 30 September 2005/1 October 2004	(97)	(60)
(Decrease) in retained profits at 30 September 2005/1 October 2004	(36)	(10)
(Decrease) in equity - ordinary shares at 30 September 2005/1 October 2004	(61)	(50)

Estimated impacts of changes applicable from 1 October 2005

Debt v equity classification.

New liabilities recognised.

Higher interest expense.

The FIRsTS and 2004 TPS hybrid tier one instruments, with a combined carrying value of $1,340 million, are expected to be reclassified as debt.  Accordingly, distributions on the FIRsTS and 2004 TPS hybrids will be treated as interest expense.

$m
Expected (increase) in interest expense for 2006	(84)
(Increase) in liabilities at 1 October 2005	(1,344)
(Decrease) in outside equity interests at 1 October 2005	(1,340)

Fee revenue

Initial impact on retained profits.

Increased deferral of fee income.

Certain lending and wealth management related fees received and expenses incurred will be required to be deferred on the statement of financial position and be subsequently recognised as a yield adjustment to interest income or interest expense (lending fees) or wealth management fees and expenses.  Although there should be no impact on net profit over time, the classification of some income and expense items will change.

$m
(Decrease) in assets at 1 October 2005	(228)
(Increase) in liabilities at 1 October 2005	(59)
(Decrease) in equity at 1 October 2005	(287)

Derivatives and hedging

Initial impact on retained profits.

Volatility in future earnings.

New assets/liabilities recognised.

All derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the statement of financial position.  A-IFRS allows fair value hedge accounting, cash flow hedge accounting and accounting for hedges of net investments in foreign operations.  Hedge accounting can only be applied when documentation requirements and effectiveness tests are met.

Ineffectiveness could prevent the use of hedge accounting and/or result in significant volatility in the statement of financial performance.

The hedging rules will impact the way the Group accounts for derivatives and other transactions entered into as hedges of its net interest margin, assets and liabilities.  Trading activities, where all derivatives are currently carried at fair value, will not be significantly impacted.

$m
(Decrease) in assets at 1 October 2005	(425)
Decrease in liabilities at 1 October 2005	400
(Decrease) in retained profits at 1 October 2005	(89)
Increase in equity reserves at 1 October 2005	64

Classification of financial instruments

Increase in the value of financial instruments held at fair value.

Increased use of equity reserves.

Under A-IFRS all financial assets are required to be classified as held at fair value through the profit and loss, held to maturity investments, loans and receivables or available for sale and financial liabilities are required to be classified as liabilities at amortised cost or liabilities at fair value.  From transition on 1 October 2005, certain assets and liabilities currently held at cost or amortised cost will be held at fair value with changes in fair values recognised either in the statement of financial performance or initially in an equity reserve with later recognition in the statement of financial performance following either an impairment write down or realisation.  Accordingly, on transition the carrying value of certain assets and liabilities has been adjusted impacting assets, liabilities and equity

$m
Increase in assets at 1 October 2005	152
(Increase) in liabilities at 1 October 2005	(168)
(Decrease) in equity reserves at 1 October 2005	(4)
(Decrease) in retained profits at 1 October 2005	(12)

Loan provisioning

Initial impact on retained profits.

Possible volatility in future earnings.

Lower credit loss provisions.

Under A-IFRS the Group will be required to apply an incurred loss approach for loan provisioning and follow specific rules on the measurement of incurred losses.  Specific provisions will be raised for losses that have already been incurred on loans that are known to be impaired.  However, the estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the statement of financial performance.  Loans not found to be individually impaired will be collectively assessed for impairment in pools of similar assets with similar risk characteristics.  The size of the provision will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool.  The historical loss experience will be adjusted based on current observable data.

Additionally, some credit related provisions will be recognised as other provisions rather than as provisions for bad and doubtful debts which are deducted from loan balances.

The impacts of changes related to loan provisioning have not been provided as, due to unsettled interpretation issues, they are not reliably estimable.

Note 2.   Interest Spread and Margin Analysis

%	Half Year Sept 05	Half Year March 05	Full Year Sept 05	Full Year Sept 04
Group
Interest spread on productive assets	2.05	2.05	2.06	2.12
Impact of impaired loans	(0.01)	(0.01)	(0.02)	(0.02)
Interest spread	2.04	2.04	2.04	2.10
Benefit of net non-interest bearing liabilities and equity	0.48	0.44	0.46	0.43
Interest margin	2.52	2.48	2.50	2.53
Australia
Interest spread on productive assets	1.94	1.93	1.94	2.02
Impact of impaired loans	(0.01)	(0.01)	(0.01)	(0.01)
Interest spread	1.93	1.92	1.93	2.01
Benefit of net non-interest bearing liabilities and equity	0.40	0.38	0.38	0.38
Interest margin	2.33	2.30	2.31	2.39
New Zealand
Interest spread on productive assets	2.44	2.38	2.41	2.54
Impact of impaired loans	0.00	0.00	(0.01)	0.00
Interest spread	2.44	2.38	2.40	2.54
Benefit of net non-interest bearing liabilities and equity	0.48	0.52	0.51	0.39
Interest margin	2.92	2.90	2.91	2.93
Other Overseas
Interest spread on productive assets	0.72	0.78	0.75	0.77
Impact of impaired loans	(0.01)	(0.01)	(0.01)	0.00
Interest spread	0.71	0.77	0.74	0.77
Benefit of net non-interest bearing liabilities and equity	0.33	0.25	0.29	0.20
Interest margin	1.04	1.02	1.03	0.97

Interest spread on productive assets is determined after excluding non-accrual loans, other than impaired loans and related interest.

Interest spread is the difference between the average yield (including tax equivalent gross up) on all interest earning assets net of impaired loans and the average rate paid on all interest bearing liabilities. The benefit of net non-interest bearing liabilities and equity is determined by applying the average rate of interest paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets. The calculations for Australia and New Zealand take into account the interest expense/income of cross border and intragroup borrowing/lending.

Note 3.   Average Balance Sheet and Interest Rates

	Full Year			Full Year
	30 Sept 05			30 Sept 04
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions
Australia	4,543	268	5.9	4,324	255	5.9
NewZealand	1,996	123	6.2	1,404	74	5.3
Other Overseas	3,073	93	3.0	3,488	101	2.9
Investment & trading securities
Australia	8,932	481	5.4	7,802	379	4.9
NewZealand	1,345	85	6.3	1,184	63	5.3
Other Overseas	2,052	179	8.7	2,396	191	8.0
Regulatory deposits
Other Overseas	448	12	2.7	468	6	1.3
Loans & other receivables
Australia	157,681	11,190	7.1	142,339	9,796	6.9
NewZealand	34,480	2,673	7.8	30,577	2,172	7.1
Other Overseas	1,925	147	7.6	1,883	103	5.5
Impaired loans
Australia	338	6	1.8	291	3	1.0
NewZealand	55	3	5.5	57	3	5.3
Other Overseas	172	4	2.3	246	7	2.8
Intragroup receivable
Other Overseas	27,220	919	3.4	23,001	452	2.0
Interest earning assets & interest income including intragroup	244,260	16,183	6.6	219,460	13,605	6.2
Intragroup elimination	(27,220)	(919)		(23,001)	(452)
Total interest earning assets and interest income(1)	217,040	15,264	7.0	196,459	13,153	6.7
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,399			1,574
Life insurance assets	13,167			12,423
Other assets(2)	19,257			23,708
Debt provisions
Australia	(1,435)			(1,310)
NewZealand	(266)			(235)
Other Overseas	(42)			(85)
Total non-interest earning assets	32,080			36,075
Acceptances of customers	5,235			4,502
Total assets	254,355			237,036
Tax equivalent gross-up in interest income¹
Total reported interest income		15,113			12,939
Tax equivalent benefit of financing transactions		151			214
Total interest income including tax equivalent gross-up		15,264			13,153

(1)       Total net interest income presented in the average balance sheet includes a tax equivalent gross up of $183 million for the 2005 financial year ($151 million benefit in interest income and $32 million benefit in interest expense.)  Comparatives include tax equivalent gross up of:  $222 million for the financial year 2004 ($214 million benefit in interest income and $8 million benefit in interest expense).

(2)       Includes fixed assets, goodwill, other financial markets assets, future income tax benefit and prepaid superannuation contributions.

		Full Year			Full Year
	Average	30 Sept 05	Average	Average	30 Sept 04	Average
	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%
Liabilities and shareholders’ equity Interest bearing liabilities
Deposits
Australia	107,633	4,889	4.5	99,573	4,246	4.3
NewZealand	23,133	1,303	5.6	20,165	920	4.6
Other Overseas	10,380	388	3.7	11,854	303	2.6
Due to other financial institutions
Australia	3,735	165	4.4	2,053	66	3.2
NewZealand	807	62	7.7	518	31	6.0
Other Overseas	3,636	106	2.9	2,335	14	0.6
Loan capital
Australia	4,487	214	4.8	4,505	171	3.8
NewZealand	—	—	—	35	3	8.6
Overseas	—	—	—	50	4	8.0
Other interest bearing liabilities(1)
Australia	25,103	2,056	n/a	22,486	1,943	n/a
NewZealand	466	153	n/a	434	243	n/a
Other Overseas	17,681	500	n/a	13,925	232	n/a
Intragroup payable
Australia	17,392	655	3.8	13,843	309	2.2
NewZealand	9,828	264	2.7	9,158	143	1.6
Interest bearing liabilities & interest expense including Intragroup	224,281	10,755	4.8	200,934	8,628	4.3
Intragroup elimination	(27,220)	(919)		(23,001)	(452)
Total interest bearing liabilities and interest expense(2)	197,061	9,836	5.0	177,933	8,176	4.6
Non-interest bearing liabilities
Deposits and due to other financial institutions
Australia	3,939			4,002
NewZealand	2,118			1,587
Other Overseas	274			255
Life insurance policy liabilities	11,305			10,381
Other liabilities(3)	17,943			22,549
Total non-interest bearing liabilities	35,579			38,774
Acceptances of customers	5,235			4,502
Total liabilities	237,875			221,209
Shareholders’ equity	12,968			11,979
TOPrS	—			320
FIRsTS	655			655
TPS 2003	1,132			1,132
TPS 2004	685			335
Outside equity interests	1,040			1,406
Total equity	16,480			15,827
Total liabilities and equity	254,355			237,036
Tax equivalent gross-up in interes expense(2)

Total reported interest expense		9,868			8,184
Tax equivalent benefit of financing transactions		(32)			(8)
Total interest expense including tax equivalent gross-up		9,836			8,176

(1)       Includes the net result of derivatives used for hedging.

(2)       Total net interest income presented in the average balance sheet includes a tax equivalent gross up of $183 million for the 2005 financial year ($151 million benefit in interest income and $32 million benefit in interest expense.)  Comparatives include tax equivalent gross up of:  $222 million for the financial year 2004 ($214 million benefit in interest income and $8 million benefit in interest expense).

(3)       Includes provisions for current and deferred income tax and other financial market liabilities.

Note 4.   Revenue

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Revenue from operating activities
Interest income	7,755	7,358	5	15,113	12,939	17
Fees and commissions received	990	897	10	1,887	1,742	8
Proceeds from sale of investment securities	68	62	10	130	73	78
Wealth management revenue	1,669	1,272	31	2,941	1,823	61
Other non-interest income	267	247	8	514	610	(16)
Revenue from operating activities	10,749	9,836	9	20,585	17,187	20

Revenue from outside operating activities
Proceeds from sale of fixed assets	13	12	8	25	90	(72)
Proceeds from sale of controlled entities and Businesses	35	574	(94)	609	165	large
Proceeds from sale of other investments	21	20	5	41	22	86
Revenue from outside operating activities	69	606	(89)	675	277	144
Total revenue	10,818	10,442	4	21,260	17,464	22

Note 5. Net Interest Income

			% Mov’tt			% Mov’
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Interest income
Loans and other receivables(1)	7,190	6,737	7	13,927	11,931	17
Deposits with other financial institutions	252	221	14	473	402	18
Investment and trading securities(1)	306	395	(23)	701	600	17
Regulatory deposits	7	5	40	12	6	100
Interest income	7,755	7,358	5	15,113	12,939	17
Interest expense
Current and term deposits	(3,384)	(3,196)	(6)	(6,580)	(5,469)	(20)
Deposits from other financial institutions	(228)	(137)	(66)	(365)	(120)	(large )
Loan capital	(112)	(102)	(10)	(214)	(177)	(21)
Debt issues	(739)	(614)	(20)	(1,353)	(931)	(45)
Other(2)	(592)	(764)	23	(1,356)	(1,487)	9
Interest expense	(5,055)	(4,813)	(5)	(9,868)	(8,184)	(21)
Net interest income	2,700	2,545	6	5,245	4,755	10

(1)  During the year improvements were made to the way interest earned on repurchase agreements is recognised and comparatives have been restated to provide consistent presentation.  As a result, $79 million for 2004 and $73 million for the first half of 2005 presented as interest from Trading securities has been moved to interest from Other.  There has been no impact on reported net interest income.  The average balance sheet (Note 3) has also been updated to reflect this change.

(2)  Includes income from hedging derivatives.

Note 6.   Non-Interest Income

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Non-interest income
Fees and commissions received	990	897	10	1,887	1,742	8
Proceeds from sale of assets	137	668	(79)	805	350	130
Carrying value of assets sold	(99)	(633)	84	(732)	(316)	(132)
Net life insurance and funds management income	616	470	31	1,086	869	25
Trading income	151	181	(17)	332	399	(17)
Other non-interest income	106	76	39	182	211	(14)
Total non-interest income	1,901	1,659	15	3,560	3,255	9

Note 7. Non-Interest Income Analysis

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Fees and commissions
Lending fees	379	375	1	754	731	3
Transaction fees and commissions received	492	468	5	960	879	9
Other non-risk fee income	84	43	95	127	91	40
Service and management fees	35	11	large	46	41	12
	990	897	10	1,887	1,742	8
Trading income(1)
Foreign exchange	132	122	8	254	183	39
Trading securities	75	(56)	large	19	(18)	large
Other financial instruments	(56)	115	(149)	59	234	(75)
	151	181	(17)	332	399	(17)
Wealth management income
Life insurance and funds management operating income	616	470	31	1,086	869	25
Other income
General insurance commissions and premiums (net of claims paid)	50	47	6	97	92	5
Dividends received	12	21	(43)	33	34	(3)
Lease rentals	3	3	—	6	3	100
Hedging of overseas operations(2)	(5)	(61)	92	(66)	7	(large )
Net profit on sale of fixed assets, controlled entities
and other investments	38	35	9	73	34	115
Other	46	66	(30)	112	75	49
	144	111	30	255	245	4
Non-interest income	1,901	1,659	15	3,560	3,255	9

(1)          Trading income includes earnings from our Financial Markets business, as well as our Treasury operations in Australia, New Zealand and the Pacific.

(2)          Includes the unrealised revaluation loss on TPS 2004.

Note 8.   Expense Analysis

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Salaries and other staff expenses
Salaries and wages	839	801	5	1,640	1,565	5
Other staff expenses	224	259	(14)	483	400	21
Restructuring expenses	3	5	(40)	8	23	(65)
	1,066	1,065	—	2,131	1,988	7
Equipment and occupancy expenses
Operating lease rentals	122	118	3	240	242	(1)
Depreciation and amortisation:
Premises	1	1	—	2	3	(33)
Leasehold improvements	15	17	(12)	32	34	(6)
Furniture and equipment	19	28	(32)	47	52	(10)
Technology	27	29	(7)	56	65	(14)
Computer software	74	68	9	142	104	37
Electricity, water, rates and land tax	4	4	—	8	7	14
Other equipment and occupancy expenses	35	34	3	69	100	(31)
	297	299	(1)	596	607	(2)
Other expenses
Amortisation of deferred expenditure	2	2	—	4	10	(60)
Non-lending losses	32	37	(14)	69	69	—
Consultancy fees, computer software maintenance and other professional services(1)	240	201	19	441	361	22
Stationery	34	32	6	66	72	(8)
Postage and freight	51	47	9	98	109	(10)
Telecommunications costs	9	9	—	18	22	(18)
Insurance	6	6	—	12	17	(29)
Advertising	33	36	(8)	69	68	1
Transaction taxes	2	3	(33)	5	5	—
Training	12	9	33	21	23	(9)
Travel	27	25	8	52	55	(5)
Outsourcing	246	238	3	484	503	(4)
Other expenses	14	25	(44)	39	31	26
	708	670	6	1,378	1,345	2
Operating expenses	2,071	2,034	2	4,105	3,940	4
Expense/income ratio before amortisation of goodwill	45.0%	48.4%	(340)	46.6%	49.2%	(260)

Note 9. Deferred Expenses

				% Mov’t	% Mov’t
	30 Sept	31 March	30 Sept	Mar 05-	Sept 04-
$m	2005	2005	2004	Sept 05	Sept 05
Capitalised software	447	409	377	9	19
Other deferred expenditure	359	322	266	11	35
Deferred acquisition costs	98	99	92	(1)	7

(1)  From 1 October 2004 GST recoveries have been allocated to individual line items.  Recoveries prior to 1 October 2004 were included as part of consultancy fees, computer software maintenance and other professional services.

Note 10. Income Tax

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05

Profit from ordinary activities before income tax	2,266	1,884	20	4,150	3,492	19
Prima facie income tax at Australian company tax rate of 30%	680	565	20	1,245	1,048	19

Add/(deduct) tax effect of permanent differences
Rebateable and exempt dividends	(45)	(34)	(32)	(79)	(86)	8
Goodwill amortisation	25	25	—	50	49	2
Tax losses and timing differences now tax effected	(24)	(22)	(9)	(46)	3	(large )
Life insurance:
Tax adjustment on policyholders’ earnings(1)	42	20	110	62	23	170
Adjustment for life business tax rates	(11)	(13)	15	(24)	(22)	(9)
Other non-assessable items	(106)	(83)	(28)	(189)	(254)	26
Other non-deductible items	75	83	(10)	158	105	50
Adjustment for overseas tax rates	7	11	(36)	18	21	(14)
Prior period adjustments	(2)	38	(105)	36	(25)	244
Other items	40	(49)	182	(9)	51	(118)
Total income tax expense attributable to profit from ordinary activities	681	541	26	1,222	913	34
Effective tax rate (%)	30.1	28.7	140bps	29.4	26.1	large
Tax equivalent gross up(2)	64	119	(46)	183	222	(18)
Effective tax rate (%) (excluding life company)	27.9	27.9	—	27.9	25.8	large
Effective tax rate (%) (including gross up)	32.0	33.0	(100bps )	32.4	30.6	180bps
Effective tax rate (%) (including gross up and excluding life company accounting)	29.9	32.2	(large )	30.9	30.3	60bps

(1)  In accordance with the requirements of Australian Accounting Standard AASB 1038 Life Insurance Business, our tax expense for the year includes an $88 million tax charge on policyholders’ investment earnings ($29 million first half and $59 million second half) of which $26 million is in the prima facie tax expense ($9 million first half and $17 million second half) and the balance of $62 million ($20 million first half and $42 million second half) shown here.

(2)  The tax equivalent gross up represents the benefit in respect of certain financing transactions entered into by the Institutional Bank.

Note 11. Dividends

	Half Year Sept 05	Half Year March 05	Full Year Sept 05	Full Year Sept 04
Ordinary dividend (cents per share)
Interim (fully franked)(1) - proposed dividend	—	49	49	42
Final (fully franked)(1)	51	—	51	44
	51	49	100	86
Total dividends paid
Ordinary dividends paid ($m)	909	807	1,716	1,518
	909	807	1,716	1,518

Ordinary dividend payout ratio(2)	66.5%	71.8%	69.0%	66.6%

Ordinary dividend payout ratio - cash Earnings	63.4%	65.4%	64.4%	62.0%

Distributions on other equity instruments
TOPrS, FIRsTS and TPS distributions ($m)	69	68	137	154

Total distributions on other equity instruments	69	68	137	154

The Group operates a Dividend Reinvestment Plan that is available to the holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in, Australia or New Zealand.  The last date for receipt of election notices for the Dividend Reinvestment Plan is 23 November 2005.

Note 12.  Earnings per Ordinary Share

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Earnings per ordinary share (cents)(3)
Basic	76.6	68.2	12	144.8	129.2	12
Fully diluted(4)	75.7	67.6	12	143.3	127.7	12
Cash earnings per ordinary share (cents)	80.4	74.9	7	155.3	138.6	12
Weighted average number of fully paid ordinary
shares (millions) - Basic	1,860	1,842	1	1,851	1,846	—
Weighted average number of fully paid ordinary
shares (millions) - Fully diluted	1,932	1,918	1	1,927	1,917	1

Reconciliation of ordinary shares on issue (millions)(3)
Number of ordinary shares and NZ Class shares on issue at 1 October 2004	1,831
Number of shares issued on exercise of options and performance share rights	15
Number of shares issued under the Dividend Reinvestment Plan (DRP)	22
Number of shares issued under the Employee Share Plan (ESP)	1
Number of shares exchanged for NZ Class shares	53
Number of NZ Class shares exchanged for ordinary shares	(53)
Number of ordinary shares on issue as at 30 September 2005	1,869

(1)  The dividends on the NZ Class shares were fully imputed.

(2)  Ordinary dividend per share divided by basic earnings per ordinary share.

(3)  Ordinary shares comprise Westpac ordinary shares and, until 11 July 2005, NZ Class shares.

(4)  Fully diluted earnings per share are calculated after adjusting for options, performance share rights, FIRsTS and TPS 2004 in accordance with Australian Accounting Standard AASB 1027 Earnings Per Share.

Note 13. Loans

As at $m	30 Sept 2005	31 March 2005	30 Sept 2004	% Mov’t Mar 05- Sept 05	% Mov’t Sept 04- Sept 05
Australia
Overdrafts	3,316	3,296	3,279	1	1
Credit card outstandings	5,522	5,330	5,190	4	6
Overnight and call money market loans	209	188	78	11	168
Own acceptances discounted	11,303	10,537	10,172	7	11
Term loans:
Housing - Owner occupied and Investment	82,182	77,783	77,176	6	6
Housing - Line of credit	13,796	12,912	12,273	7	12
Total housing	95,978	90,695	89,449	6	7
Non-housing(1)	34,446	33,275	32,515	4	6
Finance leases	4,201	4,267	4,133	(2)	2
Margin lending	2,454	2,141	1,785	15	37
Other(1)	3,575	3,232	2,118	11	69
Total - Australia	161,004	152,961	148,719	5	8
New Zealand
Overdrafts	1,061	1,091	979	(3)	8
Credit card outstandings	867	872	846	(1)	2
Overnight and call money market loans	1,412	1,243	1,111	14	27
Term loans:
Housing	19,464	18,433	17,586	6	11
Non-housing	10,371	9,768	8,953	6	16
Redeemable preference share finance	—	3,219	3,276	(100)	(100)
Other	829	780	630	6	32
Total - New Zealand	34,004	35,406	33,381	(4)	2
Other Overseas
Overdrafts	165	142	138	16	20
Term loans:
Housing	574	528	494	9	16
Non-housing	1,553	1,663	1,450	(7)	7
Finance leases	9	7	10	29	(10)
Other	9	6	3	50	200
Total - Other Overseas	2,310	2,346	2,095	(2)	10
Total loans	197,318	190,713	184,195	3	7
Provisions for bad and doubtful debts	(1,729)	(1,744)	(1,724)	1	—
Total net loans	195,589	188,969	182,471	4	7
Securitised loans	3,055	3,761	2,244	(19)	36

(1)  During the period we reviewed our classification of certain loans.  To improve comparability comparatives for 31 March 2005 have been restated with $1.5 billion been reclassified from non-housing to other.  There is no impact on total loans or geographical splits.

Note 14. Provisions for Bad and Doubtful Debts

$m	Half Year Sept 05	Half Year March 05	Full Year Sept 05	Full Year Sept 04
General provision
Balance at beginning of period	1,459	1,487	1,487	1,393
Charge to net profit	179	203	382	414
Transfer to specific provisions	8	(78)	(70)	(131)
Recoveries of debts previously written off	48	38	86	73
Write-offs	(158)	(149)	(307)	(274)
Exchange rate and other adjustments	(6)	(42)	(48)	12
Balance at period end	1,530	1,459	1,530	1,487
Specific provisions
Balance at beginning of period	285	237	237	161
Transfer from/(to) general provision comprising:
New specific provisions	46	124	170	174
Specific provisions no longer required	(54)	(46)	(100)	(43)
	(8)	78	70	131
Write-offs(1)	(84)	(26)	(110)	(50)
Exchange rate and other adjustments	6	(4)	2	(5)
Balance at period end	199	285	199	237
Total provisions for bad and doubtful debts	1,729	1,744	1,729	1,724

(1) Write-offs from specific provisions comprised:
Business and Consumer Banking	(38)	(15)	(53)	(19)
Westpac Institutional Bank	(44)	(8)	(52)	(28)
New Zealand Banking and Pacific Banking	(2)	(3)	(5)	(3)
	(84)	(26)	(110)	(50)

Note 15. Impaired Assets

As at	30 Sept 2005 Specific			31 March 2005 Specific			30 Sept 2004 Specific
$m	Gross	Prov’n	Net	Gross	Prov’n	Net	Gross	Prov’n	Net
Non-accrual assets
Australia	287	(151)	136	411	(230)	181	314	(150)	164
New Zealand	73	(18)	55	46	(6)	40	55	(7)	48
Other Overseas	61	(20)	41	62	(21)	41	141	(37)	104
	421	(189)	232	519	(257)	262	510	(194)	316
Restructured assets
Australia	24	(7)	17	58	(10)	48	62	(33)	29
Other Overseas	44	(3)	41	94	(18)	76	109	(10)	99
	68	(10)	58	152	(28)	124	171	(43)	128
Total impaired assets	489	(199)	290	671	(285)	386	681	(237)	444

Non-accrual loans with provisions and:
No performance
Australia	170	(110)	60	248	(183)	65	128	(124)	4
New Zealand	27	(10)	17	4	(1)	3	7	(1)	6
Other Overseas	48	(20)	28	50	(21)	29	118	(37)	81
	245	(140)	105	302	(205)	97	253	(162)	91
Partial performance
Australia	1	—	1	—	—	—	120	(11)	109
New Zealand	5	(1)	4	4	(1)	3	5	(2)	3
Other Overseas	—	—	—	—	—	—	1	—	1
	6	(1)	5	4	(1)	3	126	(13)	113
Full performance
Australia	81	(41)	40	106	(47)	59	29	(14)	15
New Zealand	30	(7)	23	22	(4)	18	25	(5)	20
Other Overseas	—	—	—	—	—	—	—	—	—
	111	(48)	63	128	(51)	77	54	(19)	35
Non-accrual loans without provisions and:
No performance
Australia	35	—	35	56	—	56	36	—	36
New Zealand	2	—	2	4	—	4	5	—	5
Other Overseas	13	—	13	12	—	12	16	—	16
	50	—	50	72	—	72	57	—	57
Partial performance
Australia	—	—	—	—	—	—	—	—	—
New Zealand	6	—	6	8	—	8	9	—	9
Other Overseas	—	—	—	—	—	—	—	—	—
	6	—	6	8	—	8	9	—	9
Full performance
Australia	—	—	—	1	—	1	1	—	1
New Zealand	3	—	3	4	—	4	4	—	4
Other Overseas	—	—	—	—	—	—	6	—	6
	3	—	3	5	—	5	11	—	11

Total non-accrual loans	421	(189)	232	519	(257)	262	510	(194)	316

Note 16. Movement in Gross Impaired Assets

$m	30 Sept 2005	31 March 2005	30 Sept 2004	% Mov’t Mar 05- Sept 05	% Mov’t Sept 04- Sept 05
Balance at beginning of period	671	681	589	(1)	14
New and increased	135	322	267	(58)	(49)
Written off	(84)	(26)	(39)	(large )	(115)
Returned to performing or repaid	(237)	(288)	(137)	18	(73)
Exchange rate and other adjustments	4	(18)	1	122	large
Balance at period end	489	671	681	(27)	(28)

Note 17. Items Past 90 Days but well Secured

As at $m	30 Sept 2005	31 March 2005	30 Sept 2004	% Mov’t Mar 05- Sept 05	% Mov’t Sept 04- Sept 05
Australia
Housing products	78	82	68	(5)	15
Other products	162	162	145	—	12
Total Australia	240	244	213	(2)	13
New Zealand
Housing products	24	31	20	(23)	20
Other products	10	3	9	large	11
Other Overseas	7	14	30	(50)	(77)
Total Overseas	41	48	59	(15)	(31)
Total	281	292	272	(4)	3

Note 18. Income on Non-Accrual and Restructured Assets

$m	Half Year Sept 05	Half Year March 05	Full Year Sept 05	Full Year Sept 04
Interest received on non-accrual and restructured assets	9	4	13	13
Estimated interest forgone on non-accrual and restructured assets	7	11	18	26
Interest yield on average non-accrual and restructured assets (annualised)	3.2%	2.3%	2.3%	2.2%

Note 19. Impaired Assets and Provisioning Ratios

As at %	30 Sept 2005	31 March 2005	30 Sept 2004
Total impaired assets to gross loans and acceptances	0.2	0.3	0.4
Net impaired assets to equity and general provisions	1.6	2.2	2.5
Specific provisions to total impaired assets	40.7	42.5	34.8
General provisions to non-housing loans and acceptances(1)	1.5	1.5	1.6
Total provisions to gross loans and acceptances	0.9	0.9	0.9
Total impaired assets to equity and total provisions	2.6	3.7	3.8

Note 20. Delinquencies (90 Days Past Due Loans)

	30 Sept 2005	31 March 2005	30 Sept 2004	% Mov’t Mar 05- Sept 05		% Mov’t Sept 04- Sept 05
Mortgages	0.20%	0.21%	0.16%	(1bp	)	4bps
Other Personal Lending	0.71%	1.03%	0.96%	(32bps	)	(25bps	)
Total Personal Lending	0.23%	0.27%	0.22%	(4bps	)	1bp
Australian Business Banking Portfolio(2)	0.48%	0.73%	0.75%	(25bps	)	(27bps	)

(1)  Non-housing loans have been determined on a product basis rather than on a loan purpose basis.

(2)  Three month moving average.

Note 21. Charge for Bad and Doubtful Debts

$m	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05	Full Year Sept 05	Full Year Sept 04	% Mov’t Sept 04- Sept 05
General provision:
Recoveries of debts previously written off
Business and Consumer Banking	(36)	(29)	(24)	(65)	(54)	(20)
Westpac Institutional Bank	(6)	—	—	(6)	(4)	(50)
New Zealand Banking and Pacific Banking	(6)	(9)	33	(15)	(15)	—
	(48)	(38)	(26)	(86)	(73)	(18)
Write-offs
Business and Consumer Banking	138	128	8	266	236	13
Westpac Institutional Bank	4	5	(20)	9	3	200
New Zealand Banking and Pacific Banking	16	16	—	32	35	(9)
	158	149	6	307	274	12

Dynamic provisioning charge	77	14	large	91	82	11
Transfer to specific provisions	(8)	78	(110)	70	131	(47)
Charge for bad and doubtful debts	179	203	(12)	382	414	(8)

Specific provisions:
New provisions
Business and Consumer Banking	26	23	13	49	82	(40)
Westpac Institutional Bank	7	96	(93)	103	79	30
New Zealand Banking and Pacific Banking	13	5	160	18	13	38
	46	124	(63)	170	174	(2)
No longer required
Business and Consumer Banking	(27)	(9)	(200)	(36)	(14)	(157)
Westpac Institutional Bank	(22)	(32)	31	(54)	(18)	(200)
New Zealand Banking and Pacific Banking	(5)	(5)	—	(10)	(11)	9
	(54)	(46)	(17)	(100)	(43)	(133)
Transfer from general provisions	(8)	78	(110)	70	131	(47)
Bad and doubtful debts charge to average loans and acceptances annualised (basis points)	18	21	(3bps )	19	23	(4bps )

Note 22. Deposits

As at $m	30 Sept 2005	31 March 2005	30 Sept 2004	% Mov’t Mar 05- Sept 05	% Mov’t Sept 04- Sept 05
Deposits
Australia
Non-interest bearing	3,469	3,584	3,632	(3)	(4)
Certificates of deposit	24,427	24,480	28,747	—	(15)
Other interest bearing:
At call	62,919	58,005	53,932	8	17
Term	23,648	23,827	24,209	(1)	(2)
Total deposits in Australia	114,463	109,896	110,520	4	4
New Zealand
Non-interest bearing	1,911	1,930	1,795	(1)	6
Certificates of deposit	3,498	3,077	3,099	14	13
Other interest bearing:
At call	8,461	7,903	7,697	7	10
Term	11,194	11,661	11,106	(4)	1
Total deposits in New Zealand	25,064	24,571	23,697	2	6
Other Overseas
Non-interest bearing	470	323	306	46	54
Certificates of deposit	1,515	1,923	2,372	(21)	(36)
Other interest bearing:
At call	633	652	619	(3)	2
Term	7,309	8,449	9,019	(13)	(19)
Total deposits Other Overseas	9,927	11,347	12,316	(13)	(19)
Total deposits	149,454	145,814	146,533	2	2

Note 23. Capital Adequacy

As at $m	30 Sept 2005	31 March 2005	30 Sept 2004
Tier 1 capital
Total equity	17,212	16,253	16,317
Outside equity interests in managed investment schemes	(826)	(706)	(1,408)
Hybrid capital in excess of Tier 1 limit	—	—	(95)
Dividends provided for capital adequacy purposes	(954)	(909)	(805)
Goodwill (excluding funds management entities)	(1,139)	(1,198)	(1,259)
Net future income tax benefit	(209)	(291)	(280)
Estimated reinvestment under dividend reinvestment plan(1)	215	163	145
Retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities	(1,676)	(1,509)	(1,405)
Equity in captive lenders mortgage insurance entities	(83)	(69)	(62)
Capitalised expenditure(2)	(312)	(287)	(269)
Total Tier 1 capital	12,228	11,447	10,879
Tier 2 capital
Hybrid capital in excess of Tier 1 limit	—	—	95
Subordinated undated capital notes	512	505	546
General provision for bad and doubtful debts	1,530	1,459	1,487
Future income tax benefit related to general provision	(467)	(445)	(447)
Eligible subordinated bonds, notes and debentures	3,640	4,027	3,865
Total Tier 2 capital	5,215	5,546	5,546
Tier 1 and Tier 2 capital	17,443	16,993	16,425
Deductions
Capital in life and general insurance, funds management and securitisation activities	(859)	(860)	(829)
Capital in controlled commercial operations(3)	—	—	(297)
Net qualifying capital	16,584	16,133	15,299
Risk weighted assets	170,369	162,038	158,489
Tier 1 capital ratio	7.2%	7.1%	6.9%
Tier 2 capital ratio	3.1%	3.4%	3.5%
Deductions	(0.6)%	(0.5)%	(0.7)%
Total capital ratio	9.7%	10.0%	9.7%

Adjusted common equity(4)
Total Tier 1 capital	12,228	11,447	10,879
Less: Hybrid capital (net of excess of 25% of Tier 1 capital)	(2,472)	(2,472)	(2,377)
Less: Other deductions in relation to non-consolidated subsidiaries(5)	(859)	(860)	(1,126)
Add: Capitalised expenditure	312	287	269
Adjusted common equity	9,209	8,402	7,645
Risk weighted assets	170,369	162,038	158,489
Adjusted common equity to risk weighted assets	5.4%	5.2%	4.8%

(1)       This amount is derived from reinvestment experience of our dividend reinvestment plan.

(2)       Capitalised expenses are deducted in accordance with APRA guidelines that designate certain capitalised expenses as intangible assets from 1 July 2004.

(3)       Represented our interest in Epic which was acquired in June 2004 and sold in December 2004.

(4)       Westpac does not currently deduct capitalised expenses from its ACE capital as this newly introduced Tier 1 capital deduction does not impact the substance of its capital strength. The alternative would be to apply the deduction while at the same time reducing our target ACE range by the equivalent amount. Given the uncertain impact from both Basel II and IFRS on the determination of capital ratios, Westpac has elected to leave both the calculation of ACE and the target range unchanged until we have a more complete understanding of all the changes likely to impact capital over the next few years.

(5)       Capital relating to non-banking subsidiaries.

Note 24. Derivative Financial Instruments

As at 30 September 2005

$bn	Notional amount(1)	Regulatory credit equivalent(2)	Positive mark- to-market (replacement cost)(3)	Negative mark-to- market(4)
Derivatives outstanding
Interest rate
Futures	66.7	—	—	—
Forwards	36.3	—	—	—
Swaps	459.8	4.7	2.5	2.6
Purchased options	19.7	0.1	—	—
Sold options	6.9	—	—	—
Foreign exchange
Forwards	287.2	5.3	2.3	2.8
Swaps	146.4	10.7	4.6	4.6
Purchased options	22.7	0.7	0.4	—
Sold options	20.0	—	—	0.3
Commodities	10.1	1.3	0.3	0.2
Equities and credit	11.0	0.7	0.3	0.1
Total derivatives	1,086.8	23.5	10.4	10.6
Total derivatives include the following derivatives used for hedging
Interest Rate
Futures	53.4	—	—	—
Swaps	82.7	—	—	—
Purchased options	2.0	—	—	—
Foreign exchange
Forwards	0.7	—	—	—
Swaps	71.5	—	—	—
Total hedging derivatives outstanding	210.3	—	—	—
Total gross derivatives	1,086.8	23.5	10.4	10.6
Less: netting benefit	—	(8.0)	(5.6)	(5.9)
Net derivatives	1,086.8	15.5	4.8	4.7
As at 30 September 2004	949.1	11.8	3.3	4.2
As at 31 March 2005	1,165.5	14.2	4.1	4.5

Maturity profile of foreign exchange and derivative credit risk exposure in gross replacement cost terms.

As at 30 September 2005 $bn	Less than 3 months	Over 3 months to 6 months	Over 6 months to 1 year	Over 1 year to 2 years	Over 2 years to 5 years	Over 5 years	Total
Interest rate
Swaps	0.1	—	0.1	0.3	0.9	1.1	2.5

Foreign exchange
Forwards	1.6	0.4	0.2	0.1	—	—	2.3
Swaps	0.2	0.1	0.7	1.4	1.2	1.1	4.7
Purchased options	0.1	0.1	0.1	—	—	—	0.3
Commodities	—	—	—	0.2	0.1	—	0.3
Equities and credit	—	—	—	—	0.1	0.2	0.3
Total derivatives	2.0	0.6	1.1	2.0	2.3	2.4	10.4

(1)          Notional amount refers to the face value or the amount upon which cash flows are calculated.

(2)          Regulatory credit equivalent using Australian Prudential Regulation Authority guidelines for capital adequacy requirements.

(3)          Positive mark-to-market or replacement cost is the cost payable of replacing all transactions in a gain position. This measure is the industry standard for the calculation of current credit risk.

(4)          Negative mark-to-market represents the cost payable to our counterparties of replacing all transactions in a loss position.

Daily Value at Risk

We use value at risk as the primary method for measuring and monitoring market risk exposure against Board approved limits. Value at risk is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day.  The main types of market risk arising from our trading activities are interest rate and foreign exchange risks. Other market risks include liquidity, commodity, equity, prepayment, specific issuer and capital markets underwriting risks. The table below depicts the aggregate financial markets (including capital markets underwriting) value at risk for the last three half years.

$m	High	Low	Average
Six months ended 30 September 2005	11.9	4.5	7.7
Six months ended 31 March 2005	13.2	3.8	7.0
Six months ended 30 September 2004	9.1	2.8	5.5

$m	Average for the Half year ended 30 Sept 2005	Average for the Half year ended 31 March 2005	Average for the Half year ended 30 Sept 2004
Interest rate risk	4.0	3.5	3.2
Foreign exchange risk	1.3	1.1	1.1
Volatility risk	0.5	0.5	0.6
Other market risks(1)	4.4	4.1	2.4
Diversification benefit	(2.5)	(2.2)	(1.8)
Net market risk	7.7	7.0	5.5

(1)          Commodity, equity, prepayment, specific issuer and capital markets underwriting.

Note 25. Statement of Cash Flows

$m	Half Year Sept 05	Half Year March 05	% Mov’t Mar 05- Sept 05	Full Year Sept 05	Full Year Sept 04	% Mov’t Sept 04- Sept 05
Reconciliation of net cash provided by operating activities to net profit attributable to equity holders of WBC
Net profit attributable to equity holders of WBC	1,493	1,325	13	2,818	2,539	11
Adjustments:
Outside equity interests	92	18	large	110	40	175
Depreciation and goodwill amortisation	224	226	(1)	450	427	5
Increase in sundry provisions and other non-cash items	(1,494)	2,974	(150)	1,480	3,153	(53)
Bad and doubtful debts	131	165	(21)	296	341	(13)
Increase in other financial market assets and liabilities	291	(1,110)	126	(819)	(767)	(7)
(Increase)/decrease in trading securities	361	(695)	152	(334)	(135)	(147)
(Increase)/decrease in accrued interest receivable	79	(138)	157	(59)	(95)	38
Increase in accrued interest payable	135	120	13	255	255	—
Increase/(decrease) in provision for income tax	238	78	large	316	(309)	large
Increase/(decrease) in deferred tax liabilities	(24)	181	(113)	157	(136)	large
(Increase)/decrease in deferred tax assets	82	(189)	143	(107)	181	(159)
Net cash provided by operating activities	1,608	2,955	(46)	4,563	5,494	(17)
Details of assets and liabilities of controlled entities and businesses acquired follow:
Fixed assets	—	—	—	—	645	(100)
Other assets	—	—	—	—	15	(100)
Other liabilities	—	—	—	—	(108)	100
Provisions	—	—	—	—	(5)	100
Fair value of entities and businesses acquired	—	—	—	—	547	(100)
Cash paid and acquisition costs	—	—	—	—	(576)	100
Cash acquired	—	—	—	—	29	(100)
Cash consideration (net of cash) Cash consideration (net of cash acquired)	—	—	—	—	(547)	100

Details of assets and liabilities of controlled entities and businesses deconsolidated follow:
Cash at bank	—	54	(100)	54	—	—
Loans	25	—	—	25	—	—
Other investments	—	—	—	—	158	(100)
Fixed assets	1	641	(100)	642	—	—
Other assets	—	19	(100)	19	47	large
Other liabilities	(1)	(129)	99	(130)	—	—
Deposits	—	(21)	100	(21)	—	—
Outside equity interests	—	—	—	—	(46)	100
Net assets of entities and businesses disposed	25	564	(96)	589	159	270
Gain on disposal	—	10	(100)	10	6	large
Cash consideration (net of sale costs)	25	574	(96)	599	165	263
Less: Cash deconsolidated	—	(54)	100	(54)	—	—
Cash consideration (net of sale costs and cash held)	25	520	(95)	545	165	230

Note 26. Group Investments and Changes in Controlled Entities

	Country where Business is Carried on	Beneficial Interest %	Carrying Amount $m	Nature of Business
Australian Petroleum Investments Pty Limited	Australia	45	—	Energy
Bluewater Funds Management SPC	Cayman Islands	33	4	Investment company
Bronte Finance Pty Limited	Australia	20	—	Investment company
Cardlink Services Limited	Australia	16.7	1	Card clearing system
Cash Services Australia Pty Limited	Australia	33.3	—	Cash logistics
Electronic Transaction Services Limited	New Zealand	25	—	Credit card processing
McGrath Limited	Australia	20	4	Property
Mondex Australia Pty Limited	Australia	25	—	Smart card operations
Mondex New Zealand Limited	New Zealand	20	—	Smart card operations
Ronin Consolidated Holdings Pty Limited	Australia	25	1	Property funds management
Stockland Direct Office Trust No. 2	Australia	29	10	Property funds management
Sydney Harbour Bridge Holdings Pty Limited	Australia	49	—	Intellectual property
Utilities of Australia Pty Limited	Australia	17	—	Funds management
Vipro Pty Limited	Australia	33.3	—	Voucher processing
Visa New Zealand Limited	New Zealand	16.7	—	Credit card provider
Westpac Staff Superannuation Plan Pty Limited	Australia	50	—	Corporate trustee
Westpac Employee Assistance Foundation	Australia	50		Employee Assistance
Pty Limited			—	Foundation

In terms of the contribution to the results of the Group, the above investments were not material either individually or in aggregate.

During the 2005 financial year the Group’s interests in the following investments ceased to be significant:

•             50.0% interest in Stockland Direct Office Trust No.1 Sub Trust ceased to be held as a result of selling a controlled entity on 19 November 2004; and

•             28.7% interest in JDV Limited was sold on 24 August 2005 for consideration of $20 million. The profit on sale was $13 million.

The following controlled entities were incorporated or formed during the financial year ended 30 September 2005:

•             Australian Infrastructure Fund International 1 Pty Limited incorporated on 15 February 2005;

•             Hume Finance Limited Partnership formed on 16 December 2004;

•             Hume Funding Pty Limited incorporated on 13 December 2004;

•             Hume Investment Limited Partnership formed on 16 December 2004;

•             Tasman Funding No.1 Limited incorporated on 15 August 2005;

•             Tasman Funding No.2 Limited incorporated on 15 August 2005;

•             Utilities of Australia International Pty Limited incorporated on 15 February 2005;

•             Westpac Funds Management Administration Pty Limited incorporated on 25 July 2005; and

•             Westpac Securitisation Holdings Pty Limited incorporated on 25 January 2005.

From 1 July 2005, Westpac has recognised Hastings Funds Management Limited (Hastings) as a 100% owned subsidiary as a result of agreement to acquire the remaining 49% of equity not previously held for consideration of $86 million.

The following controlled entities were disposed of during the financial year ended 30 September 2005:

•             Bag Inns Two Limited – sold on 27 September 2005 for consideration of $25 million. The profit on sale was nil; and

•             HDUF Finance Trust and its controlled entities (Epic group) – sold on 14 December 2004 for consideration of $574 million. The profit on sale was $10 million.

The controlled entities comprise:

•             Australian Infrastructure Securities Pty Limited;

•             Biobond Pty Limited;

•             CNG Cayman One Pty Limited;

•             CNGI Australia Pty Limited;

•             Epic Energy (East) One Pty Limited;

•             Epic Energy (Pilbara Pipeline) Pty Limited;

•             Epic Energy (WA) One Pty Limited;

•             Epic Energy Australia Pty Limited;

•             Epic Energy Corporate Shared Services Pty Limited;

•             Epic Energy East Pipelines Pty Limited;

•             Epic Energy East Pipelines Trust;

•             Epic Energy Holdings Pty Limited (Formerly HUT 3 Pty Limited);

•             Epic Energy Northern Territory Pty Limited;

•             Epic Energy Pty Limited;

•             Epic Energy Queensland Pty Limited;

•             Epic Energy South Australia Pty Limited; and

•             HDUF Epic Trust (Formerly Hastings Utilities Trust No. 2).

•             Maracorp Financial Services Pty Limited – Deregistered 31 July 2005;

•             RESI-Statewide Nominees Limited – Deregistered 31 July 2005;

•             Pacific Structured Funding NZ Limited – Amalgamated with WestpacTrust Securities NZ Limited on 18 April 2005;

•             Sfaka Investments Limited – Amalgamated with Westpac Capital-NZ-Limited on 29 September 2005;

•             Stockland Direct Office Trust No. 1 – Controlling interest of 99.9% sold on 19 November 2004, for consideration of nil. The profit on sale was nil;

•             Sydney Harbour Bridge Holdings Pty Limited – Controlling interest of 51.0% sold on 1 October 2004, for consideration of $1million. The profit on sale was nil;

•             Tavarua Funding Trust I – Dissolved 28 December 2004;

•             TB Group Trustees Limited – Amalgamated with Westpac Capital-NZ-Limited on 29 September 2005;

•             Westpac Capital Trust I – Dissolved 28 December 2004;

•             Westpac Fund Acceptances – Amalgamated with Westpac Capital-NZ-Limited on 29 September 2005;

•             Westpac Infrastructure Management Limited – Liquidated 10 December 2004; and

•             WIML Services Pty Limited – Liquidated 10 December 2004.

Note 27. Reconciliation to US GAAP

$m	Full Year Sept 05	Full Year Sept 04
Statement of income
Net profit as reported under Australian GAAP	2,818	2,539
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown separately)
Premises and sites	24	64
Amortisation of goodwill	168	164
Goodwill fair value adjustments	(16)	47
Related income tax (expense)/credit	5	(14)
Superannuation (pension) expense	(36)	29
Related income tax credit/(expense)	10	(9)
Wealth management	(25)	(24)
Related income tax credit	8	7
Write-down of available-for-sale securities	—	(16)
Employee share option compensation (under APB25)	—	(4)
Employee share option compensation (under SFAS 123)	(40)	(34)
Employee share plan compensation (under SOP 93-6)(1)	(38)	(18)
Related income tax credit	6	—
Other debt instruments - interest	(141)	(161)
Other debt instruments - foreign exchange gain	25	14
Deconsolidation of trust preferred structures (under FIN 46R)	47	147
Initial adoption of FIN 46R	—	5
Other non-financial assets	(2)	34
Related income tax credit	10	6
Software capitalisation	(8)	—
Related income tax credit	2	—
Derivative instruments (under SFAS 133)	15	(5)
Related income tax (expense)/credit	(2)	2
Restructuring costs	15	(2)
Related income tax (expense)/credit	(5)	1
Service fees(2)	(39)	—
Related income tax credit	12	—
Net income according to US GAAP	2,813	2,772
Adjustments to determine other comprehensive income under US GAAP (net of tax)
Foreign currency translation	(98)	(11)
Other debt instruments - FCTR adjustment	49	(55)
Unrealised net gain on available-for-sale securities	54	70
Total comprehensive income according to US GAAP	2,818	2,776
Equity attributed to equity holders of WBC as reported under Australian GAAP Adjustments:	16,364	14,888
Premises and sites	(90)	(114)
Goodwill	505	348
Superannuation (pension) asset	180	206
Wealth management assets (net of tax)	(86)	(69)
Available-for-sale securities	156	102
Employee share plan compensation (under SOP 93-6)(1)	6	—
Other debt instruments	(2,449)	(2,519)
Deconsolidation of trust preferred structures (under FIN 46R)	189	142
Other non-financial assets	—	(8)
Capitalised software	(24)	(18)
Derivative instruments (under SFAS 133)	(7)	(20)
Restructuring provisions	—	(10)
Service fees(2)	(27)	—
Equity attributable to equity holders according to US GAAP	14,717	12,928

Please see notes on page 82.

(1)       Under US GAAP in accordance with Statement of Position 93-6 Employer’s Accounting for Employee Stock Ownership Plans a compensation expense has been recognised for new shares issued under the Employee Share Plan (ESP). From 1 October 2004, compensation expense for the ESP has been recognised over the period of service to which the ESP relates. This change in accounting principle was adopted to recognise the compensation of the ESP in the period the service is provided. The expense of $38 million for the year ended 30 September 2005 represents $20 million accrual for the current year and $18 million for shares issued in respect of the previous financial year.

(2)       Under Australian GAAP, the Group has recognised some non-refundable fees received on a cash basis.  Under US GAAP, these fees are required to be deferred and recognised over the service period in accordance with SFAS 91.

Note 28. Contingent Liabilities

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings.  An assessment of the Group’s likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the provisions for bad and doubtful debts or the provision for non-lending losses.

We are one of 20 defendants named in proceedings concerning the Bell Group of companies. The proceedings are complex and are anticipated to continue for a further 6 months. It is not possible to estimate the potential impact, however, we believe that we have good prospects of success.

The New Zealand Commerce Commission has laid 105 charges against us, along with several other New Zealand credit card providers, under the Fair Trading Act in relation to disclosure of international currency conversion fees charged on credit and debit card transactions.  Penalties under the Fair Trading Act could include a fine of up to NZ$200,000 per charge and refunds to customers of fees collected.  We are considering our position in relation to the charges and at this stage do not consider it necessary to raise a provision in relation to this matter.

New Zealand Inland Revenue Department Investigation

Please refer to section 3.2 for further details regarding the New Zealand Inland Revenue Department review.

Note 29. Events Subsequent to Balance Date

On 2 November Westpac announced an off-market buy-back(1) of approximately $700 million of Westpac Ordinary shares.  The results of the buy-back are expected to be announced on 19 December 2005.

(1)          The buy-back is not available to any person who is in the United States, Canada or Japan or any United States person or a resident of Canada or Japan.  In addition, American Depository Receipts and restricted shares may not be tendered into the buy-back.

5.6          STATEMENT IN RELATION TO THE AUDIT OF THE FINANCIAL STATEMENTS

This report is based on financial statements that have been audited.  The audit report, which was unqualified, will be made available with Westpac’s Annual Financial Report.

Dated at Sydney this 2nd day of November 2005 for and on behalf of the Board.

Richard Willcock

Group Secretary and General Counsel

6. OTHER INFORMATION	Year End Profit Announcement 2005

6.1          CREDIT RATINGS(1) AND EXCHANGE RATES

Rating agency	Long term	Short term
Fitch Ratings	AA-	F1+
Moody’s Investor Services	Aa3	P-1
Standard & Poor’s	AA-	A-1+

Twelve months to/as at	30 Sept 2005				30 Sept 2004
Currency	Average	Spot			Average	Spot
USD	0.7656	0.7616			0.7261	0.7147
GBP	0.4141	0.4326			0.4053	0.3971
NZD	1.0846	1.0998			1.1257	1.0685

Six months to/as at	30 Sept 2005		31 March 2005		30 Sept 2004
Currency	Average	Spot	Average	Spot	Average	Spot
USD	0.7642	0.7616	0.7670	0.7726	0.7123	0.7147
GBP	0.4198	0.4326	0.4084	0.4115	0.3926	0.3971
NZD	1.0861	1.0998	1.0831	1.0873	1.1111	1.0685

(1)  As at September 2005. Unchanged during the reporting period.

6.2          DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains statements that constitute ‘forward-looking statements’ within the meaning of section 21E of the US Securities Exchange Act of 1934. The US Private Securities Litigation Reform Act of 1995 provides a ‘safe harbor’ for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘may’, ‘expect’, ‘intend’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Report as anticipated, believed, estimated, expected or intended.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include:

•             inflation, interest rate, exchange rate, market and monetary fluctuations;

•             the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy;

•             changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which we conduct our operations;

•             the effects of competition in the geographic and business areas in which we conduct operations;

•             the ability to increase market share and control expenses;

•             the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•             technological changes;

•             demographic changes and changes in political, social and economic conditions in any of the major markets in which we operate; and

•             Various other factors beyond our control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us in this report refer to the section on ‘Risk factors’ in our 2005 Annual Financial Report. Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise after the date of this Report.

6.3          SHAREHOLDER CALENDAR

Westpac shares are listed on the Stock Exchanges in Australia, New Zealand, New York and Tokyo.

Important dates for shareholders to note over the following months are:

Ex-dividend date	17 November 2005
Record date for final dividend (Sydney)(1)	23 November 2005	5.00pm (Sydney time)
Record date for final dividend (New York)(2)	22 November 2005	5.00pm (New York time)
Dividend payment date	14 December 2005

Share Registries

Australia	New Zealand
Ordinary shares on the main register	Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 8, 580 George Street	Level 12, 120 Albert Street
Sydney NSW 2000 Australia	Auckland 1030 New Zealand

New York	Tokyo
Depositary in USA for American Depository Shares JP Morgan Service Centre	Paying and share handling agent in Japan for shares listed on the Tokyo Stock Exchange
PO Box 3408	Mitsubishi UFJ Trust & Banking Corporation
South Hackensack	1-7-7, Nishi-Ikebukuro
NJ 07606-3408	Toshima-ku
USA	Tokyo 171-8508 Japan

For further information contact:

Media:

David Lording, Head of Media Relations, +61 (0)2 9226 3510

Analysts and Investors:

Andrew Bowden, Head of Investor Relations, +61 (0) 2 9226 4008

Richard Willcock

Group Secretary and General Counsel

2 November 2005

(1)  New Zealand residents holding Westpac ordinary shares should note Australian dates.

(2)  Dividends will be converted to local currency at the rate ruling on the date of payment of dividend.

7. WEALTH MANAGEMENT BUSINESS	Year End Profit Announcement 2005

Westpac’s total wealth management business comprises our Australian wealth management business, BTFG (Australia) (details included in section 4.4) and our New Zealand wealth management business (details included in section 4.3). This combined view has been provided to help understand the contribution of our wealth management business to the overall Group result and does not reflect the way in which we manage our wealth operations.

The following results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business area reflecting the management of our business, rather than its legal structure. Consequently, these results cannot be compared directly to public disclosure of the performance of individual legal entities.

7.1          TOTAL FUNDS MANAGEMENT AND LIFE INSURANCE BUSINESS

The performance of our wealth management business is summarised below by its three main segments: Funds Management, Life Insurance and Other, and on a geographical basis where significant.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
Profit on Operations $m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Funds Management	90	83	8	173	136	27
Life Insurance
Australia	28	27	4	55	47	17
New Zealand	10	9	11	19	19	—
	38	36	6	74	66	12
Total Funds Management and Life Insurance	128	119	8	247	202	22
Other(1)	1	(21)	105	(20)	(52)	62
Total profit on operations	129	98	32	227	150	51

The following table shows the consolidated results for our Australian and New Zealand Funds Management, Life Insurance and Other businesses.

			% Mov't			% Mov't
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	16	17	(6)	33	31	6
Non-interest income	407	353	15	760	633	20
Operating income	423	370	14	793	664	19
Operating expenses	(212)	(201)	(5)	(413)	(397)	(4)
Core earnings	211	169	25	380	267	42
Bad debts	—	—	—	—	—	—
Operating profit before tax	211	169	25	380	267	42
Tax and outside equity interests	(49)	(38)	(29)	(87)	(52)	(67)
Cash earnings	162	131	24	293	215	36
Goodwill amortisation	(33)	(33)	—	(66)	(65)	(2)
Profit on operations	129	98	32	227	150	51
Economic profit	70	33	112	103	(3)	large
Expense to income ratio	50.1%	54.3%	(420bps )	52.1%	59.8%	(large )

(1)       Other business includes earnings on capital and other investments and amortisation of goodwill on acquired businesses.

Operating income can be reconciled to the net life insurance and funds management income as disclosed in section 5.5 Note 6, Non-Interest Income, and Note 7, Non-Interest Income Analysis, as follows:

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Operating income (from previous page)	423	370	14	793	664	19
Net interest income	(16)	(17)	6	(33)	(31)	(6)
Commission expense	12	12	—	24	23	4
Policy holders tax recoveries	59	29	103	88	33	167
Transfer pricing - cost of distribution	7	22	(68)	29	70	(59)
Intercompany consolidation eliminations	131	55	138	186	112	66
New Zealand commission expense	—	(1)	100	(1)	(2)	50

Total non-interest wealth management income	616	470	31	1,086	869	25

7.2          FUNDS MANAGEMENT BUSINESS

Funds management includes product management, product administration, product and platform intermediary distribution, investment management, margin lending and discount broking. This section covers the Australian (details included in section 4.4) and New Zealand (details included in section 4.3) businesses.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	30	27	11	57	42	36
Non-interest income	340	319	7	659	610	8
Gross operating income	370	346	7	716	652	10
Commission expense	(62)	(60)	(3)	(122)	(134)	9
Operating income	308	286	8	594	518	15
Operating expenses	(187)	(177)	(6)	(364)	(349)	(4)
Operating profit before tax	121	109	11	230	169	36
Tax and outside equity interests	(30)	(24)	(25)	(54)	(30)	(80)
Cash earnings	91	85	7	176	139	27
Goodwill amortisation	(1)	(2)	50	(3)	(3)	—
Profit on operations	90	83	8	173	136	27
Expense to income ratio	60.7%	61.9%	(120bps )	61.3%	67.4%	(large )

Movement of funds under management (FUM)

Retail FUM in the table below includes all general investment products, Personal Portfolio Services (now closed to new business), retail superannuation, wholesale funds and retail retirement products. Personal Portfolio Services has been replaced by the platform product Portfolio Wrap which is included in funds under administration (FUA) in the table below.

	FUM					FUM	FUM	% Mov’t	% Mov’t
	Sept			Net	Other	Sept	March	Mar 05-	Sept 04-
$bn	2004	Sales	Redns	Flows	mov’t(3)	2005	2005	Sep t 05	Sep t 05
Retail	24.2	3.4	(6.2)	(2.8)	3.1	24.5	24.4	—	1
Institutional	11.2	6.5	(5.7)	0.8	0.6	12.6	11.4	11	13
Australia	35.4	9.9	(11.9)	(2.0)	3.7	37.1	35.8	4	5
New Zealand(1)	2.3	0.5	(1.0)	(0.5)	0.1	1.9	2.1	(10)	(17)
FUM	37.7	10.4	(12.9)	(2.5)	3.8	39.0	37.9	3	3
FUM and FUA(2)	62.6	20.5	(17.6)	2.9	8.0	73.5	68.7	7	17

(1)       Westpac New Zealand and BT New Zealand.

(2)       Includes Wrap, Corporate Superannuation and Governance Advisory Services.  Previously Corporate Superannunation was included in Retail FUM (30 September 2004 $3.5 billion and 31 March 2005 $3.9 billion).  Comparatives have been restated for the change.

(3)       Other movement’ primarily reflects the impact of market movements on underlying FUM and FUA.

7.3          LIFE INSURANCE BUSINESS (EXCLUDES GENERAL INSURANCE)

The Life Insurance business result has been determined on a Margin on Service basis. This section covers the Australian business (details included at section 4.4) and New Zealand business (earnings included in the New Zealand segment at section 4.3).

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	—	—	—	—	—	—
Non-interest Income	102	95	7	197	194	2
Gross operating income	102	95	7	197	194	2
Commission expense	(24)	(25)	4	(49)	(59)	17
Operating Income	78	70	11	148	135	10
Operating expenses	(26)	(24)	(8)	(50)	(48)	(4)
Operating profit before tax	52	46	13	98	87	13
Tax and outside equity interests	(14)	(10)	(40)	(24)	(21)	(14)
Cash earnings	38	36	6	74	66	12
Goodwill amortisation	—	—	—	—	—	—
Profit on operations	38	36	6	74	66	12
Expense to income ratio	33.3%	34.3%	(100bps )	33.8%	35.6%	(180bps )

Movement in in-force premium for risk business

	In-force					In-force	In-force	% Mov’t	% Mov’t
	Sept			Net	Other	Sept	March	Mar 05-	Sept 04-
$m	2004	Sales	Lapses	Inflows	mov’t (1)	2005	2005	Sep t 05	Sep t 05
Australia	225.5	39.7	(35.3)	4.4	9.6	239.5	232.0	3	6
New Zealand	40.3	7.8	(5.8)	2.0	2.3	44.6	42.0	6	11
Total in-force premiums	265.8	47.5	(41.1)	6.4	11.9	284.1	274.0	4	7

(1)  Includes movement in in-force premiums due to CPI increases and customer re-rating.

7.4                            OTHER BUSINESS

Other includes earnings on capital and other instruments and amortisation of goodwill on acquired businesses.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income	(14)	(10)	(40)	(24)	(11)	(118)
Non-interest Income	52	24	117	76	22	large
Gross operating income	38	14	171	52	11	large
Commission expense	—	—	—	—	—	—
Operating income	38	14	171	52	11	large
Operating expenses	—	—	—	—	—	—
Operating profit before tax	38	14	171	52	11	373
Tax and outside equity interests	(5)	(4)	(25)	(9)	(1)	(large )
Cash earnings	33	10	large	43	10	large
Goodwill amortisation	(32)	(31)	(3)	(63)	(62)	(2)
Profit on operations	1	(21)	105	(20)	(52)	62

7.5          EMBEDDED VALUE AND VALUE OF NEW BUSINESS

The following table shows the embedded value and value of new business for the funds management and life insurance businesses, excluding discount broking.

The embedded value and value of new business have been calculated using assumptions consistent with the best estimate assumptions used in calculating Margin on Services policy liabilities at 30 September 2005. The risk discount rate used was the yield on 10-year government bonds plus a margin of 5.5% for business in Westpac Life and the yield on 10-year government bonds plus 6.5% for other business.

As at 30 September 2005	A$ million
Net assets(1)	1,492
Value of in-force business	1,521
Embedded value(2)	3,013

Change in embedded value since 30 September 2004	454

Analysis of movement since 30 September 2004
Expected growth(3)	240
New business	156
Experience	108
Change in embedded value from business activity	504
Assumptions	115
Capital movements and dividends paid	(165)
Change in embedded value	454

The embedded value has grown by $504 million or 20% from business activity in the period.

The main components of the change in embedded value were:

•             New business in the period added $156 million;

•             Dividends paid, including the value of franking credits at 70% of face value, reduced embedded value by $165 million;

•             Favourable experience, mainly due to investment performance and claims experience on life insurance products added $108 million; and

•             Assumption changes have increased embedded value by $115 million. This was mainly due to reductions in life insurance lapse rates, life insurance claims and expense unit cost assumptions. These assumption changes were made to reflect improved experience.

Value of New Business(2)

Twelve months to 30 September 2005	A$ million
New business written in period	156
Total	156

The value of new business is based on the value of actual sales for the twelve months ended 30 September 2005.

(1)       Net assets represents shareholders net tangible assets and exclude any goodwill component.

(2)       As noted in the 30 September 2004 report, the full value of the acquisition synergies have been recognised in the embedded value and the value of new business.

(3)       The embedded value is expected to grow at the risk discount rate for the value of in force business and the expected net earning rate for the net assets.

Sensitivities

The following table shows the change in embedded value and value of new business from various changes in experience.

	Embedded	Value of new
Change in value as at 30 September 2005 (A$ million)	value	business
1%pa increase in discount rates	(98)	(14)
1%pa reduction in redemption and lapse rates	110	18
10% reduction in expenses	111	18
10% reduction in claims	49	3
1%pa increase in investment returns	55	4

8. SEGMENT RESULT	Year End Profit Announcement 2005

8.1          FULL YEAR SEGMENT RESULT

12 months to 30 September 2005

	Business and		BT Financial	Westpac		Group
	Consumer	New	Group	Institutional	Pacific	Business
$ m	Banking	Zealand(1)	(Australia)	Bank	Banking	Unit(2)	Group
Net interest income	3,700	820	36	505	70	114	5,245
Non-interest income	1,373	411	720	855	78	123	3,560
Net operating income	5,073	1,231	756	1,360	148	237	8,805
Operating expenses	(2,570)	(578)	(391)	(578)	(53)	65	(4,105)
Goodwill amortisation	(58)	(41)	(63)	(3)	—	(3)	(168)
Bad debts	(309)	(33)	—	(40)	(3)	3	(382)
Profit from ordinary activities before income tax expense	2,136	579	302	739	92	302	4,150
Tax expense	(657)	(192)	(89)	(212)	(25)	(47)	(1,222)
Net profit	1,479	387	213	527	67	255	2,928
Net profit attributable to outside equity interests	—	(4)	—	(12)	(4)	(90)	(110)
Net profit attributable to equity holders of WBC	1,479	383	213	515	63	165	2,818
Goodwill amortisation	58	41	63	3	—	3	168
Distributions on other equity instruments	—	—	—	—	—	(137)	(137)
TPS 2004 revaluation	—	—	—	—	—	25	25
Cash earnings	1,537	424	276	518	63	56	2,874
Cash earnings (cents) per ordinary share							155.3

(1)     New Zealand earnings are presented in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the year (1.1424). This rate is not the same as the average rate which prevailed for the period (1.0846).

(2)     “Group Business Unit” includes the following amounts associated with the requirements of AASB 1038 Life Insurance business (AASB 1038) and the consolidation of certain Managed Investment Schemes (MIS) by Westpac Life Insurance Services Limited and BT Life Limited:

i)     Non-interest income $182 million credit ($94 million MIS and $88 million AASB 1038)

ii)    Operating expenses $4 million debit (MIS)

iii)  Tax expense $88 million debit (AASB 1038)

iv)   Net profit attributable to outside equity interests $90 million debit (MIS)

12 months to 30 September 2004

	Business and		BT Financial	Westpac		Group
	Consumer	New	Group	Institutional	Pacific	Business
$ m	Banking	Zealand(1)	(Australia)	Bank	Banking	Unit (2)	Group
Net interest income	3,415	804	25	461	72	(22)	4,755
Non-interest income	1,290	415	589	803	67	91	3,255
Net operating income	4,705	1,219	614	1,264	139	69	8,010
Operating expenses	(2,465)	(588)	(377)	(562)	(51)	103	(3,940)
Goodwill amortization	(58)	(43)	(61)	(2)	—	—	(164)
Bad debts	(340)	(37)	—	5	(2)	(40)	(414)
Profit from ordinary activities before income tax expense	1,842	551	176	705	86	132	3,492
Tax expense	(563)	(185)	(50)	(211)	(26)	122	(913)
Net profit	1,279	366	126	494	60	254	2,579
Net profit attributable to outside equity interests	—	(3)	—	(3)	(4)	(30)	(40)
Net profit attributable to equity holders of WBC	1,279	363	126	491	56	224	2,539
Goodwill amortisation	58	43	61	2	—	—	164
Distributions on other equity instruments	—	—	—	—	—	(154)	(154)
TPS 2004 revaluation	—	—	—	—	—	10	10
Cash earnings	1,337	406	187	493	56	80	2,559
Cash earnings (cents) per ordinary share							138.6

(1)     New Zealand earnings are presented in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the year (1.1115). This rate is not the same as the average rate which prevailed for the period (1.1257).

(2)     “Group Business Unit” includes the following amounts associated with the requirements of AASB 1038 Life Insurance business (AASB 1038) and the consolidation of certain Managed Investment Schemes (MIS) by Westpac Life Insurance Services Limited and BT Life Limited:

i)             Non-interest income $66 million credit ($33 million MIS and $33 million AASB 1038)

ii)            Operating expenses $3 million debit (MIS)

iii)          Tax expense $33 million debit (AASB 1038)

iv)           Net profit attributable to outside equity interests $30 million debit (MIS)

8.2                            HALF YEAR SEGMENT RESULT

6 months to 30 September 2005

	Business and		BT Financial	Westpac		Group
	Consumer	New	Group	Institutional	Pacific	Business
$ m	Banking	Zealand(1)	(Australia)	Bank	Banking	Unit(2)	Group
Net interest income	1,869	415	18	241	37	120	2,700
Non-interest income	712	206	384	422	42	135	1,901
Net operating income	2,581	621	402	663	79	255	4,601
Operating expenses	(1,310)	(287)	(199)	(285)	(26)	36	(2,071)
Goodwill amortisation	(29)	(20)	(32)	(2)	—	(2)	(85)
Bad and doubtful debts	(159)	(16)	—	(9)	(2)	7	(179)
Profit from ordinary activities before income tax expense	1,083	298	171	367	51	296	2,266
Income tax expense	(332)	(95)	(51)	(104)	(14)	(85)	(681)
Net profit	751	203	120	263	37	211	1,585
Net profit attributable to outside equity interests	—	(2)	—	(11)	(2)	(77)	(92)
Net profit attributable to equity holders of WBC	751	201	120	252	35	134	1,493
Goodwill amortisation	29	20	32	2	—	2	85
Distributions on other equity instruments	—	—	—	—	—	(69)	(69)
TPS 2004 revaluation	—	—	—	—	—	(15)	(15)
Cash earnings	780	221	152	254	35	52	1,494
Cash earnings (cents) per ordinary share							80.4

(1)  New Zealand earnings are presented in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the half (1.1424). This rate is not the same as the average rate which prevailed for the period (1.0861).

(2)  “Group Business Unit” includes the following amounts associated with the requirements of AASB 1038 Life Insurance business (AASB 1038) and the consolidation of certain Managed Investment Schemes (MIS) by Westpac Life Insurance Services Limited and BT Life Limited:

i)              Non-interest income $137 million credit ($78 million MIS and $59 million AASB 1038)

ii)          Operating expenses $2 million debit (MIS)

iii)      Tax expense $59 million debit (AASB 1038)

iv)        Net profit attributable to outside equity interests $76 million debit (MIS)

6 months to 31 March 2005

	Business and		BT Financial	Westpac		Group
	Consumer	New	Group	Institutional	Pacific	Business
$m	Banking	Zealand(1)	(Australia)	Bank	Banking	Unit (2)	Group
Net interest income	1,831	405	18	264	33	(6)	2,545
Non-interest income	661	205	336	433	36	(12)	1,659
Net operating income	2,492	610	354	697	69	(18)	4,204
Operating expenses	(1,260)	(291)	(192)	(293)	(27)	29	(2,034)
Goodwill amortisation	(29)	(21)	(31)	(1)	—	(1)	(83)
Bad and doubtful debts	(150)	(17)	—	(31)	(1)	(4)	(203)
Profit from ordinary activities before income tax expense	1,053	281	131	372	41	6	1,884
Income tax expense	(325)	(97)	(38)	(108)	(11)	38	(541)
Net profit	728	184	93	264	30	44	1,343
Net profit attributable to outside equity interests	—	(2)	—	(1)	(2)	(13)	(18)
Net profit attributable to equity holders of WBC	728	182	93	263	28	31	1,325
Goodwill amortisation	29	21	31	1	—	1	83
Distributions on other equity instruments	—	—	—	—	—	(68)	(68)
TPS 2004 revaluation	—	—	—	—	—	40	40
Cash earnings	757	203	124	264	28	4	1,380
Cash earnings (cents) per ordinary share							74.9

(3)       New Zealand earnings are presented in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the half (1.1424). This rate is not the same as the average rate which prevailed for the period (1.0831).

(4)       “Group Business Unit” includes the following amounts associated with the requirements of AASB 1038 Life Insurance business (AASB 1038) and the consolidation of certain Managed Investment Schemes (MIS) by Westpac Life Insurance Services Limited and BT Life Limited:

i)              Non-interest income $45 million credit ($16 million MIS and $29 million AASB 1038)

ii)          Operating expenses $2 million debit (MIS)

iii)      Tax expense $29 million debit (AASB 1038)

iv)        Net profit attributable to outside equity interests $14 million debit (MIS)

8.3          NEW ZEALAND BUSINESS UNIT PERFORMANCE (A$ EQUIVALENTS TO 4.3)

New Zealand operations provide banking and wealth management products and services to New Zealand consumer and business customers. The New Zealand wealth business includes; New Zealand Life Company and BTFG New Zealand. The results do not include the earnings of our New Zealand Institutional Bank. All figures are in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the year (1.1424 for 2005 and 1.1115 for 2004).  This rate is not the same as the average rate which is provided for the period (1.0846 for the twelve months to September 2005, 1.1257 for the twelve months to September 2004).

			% Mov’t				% Mov’t
	Half Year	Half Year	Mar 05-		Full Year	Full Year	Sept 04-
A$m	Sept 05	Mar 05	Sept 05		Sept 05	Sept 04	Sept 05
Net interest income	415	405	2		820	804	2
Non-interest income	206	205	—		411	415	(1)
Operating income	621	610	2		1,231	1,219	1
Operating expenses	(287)	(291)	1		(578)	(588)	2
Core earnings	334	319	5		653	631	3
Bad and doubtful debts	(16)	(17)	6		(33)	(37)	11
Operating profit before tax	318	302	5		620	594	4
Tax and outside equity interests	(97)	(99)	2		(196)	(188)	(4)
Cash earnings	221	203	9		424	406	4
Goodwill amortisation	(20)	(21)	5		(41)	(43)	5
Profit on operations	201	182	10		383	363	6

Economic profit	103	97	6		200	210	(5)
Expense to income ratio	46.2%	47.6%	(140bps	)	47.0%	48.2%	(120bps )

	$bn	$bn			$bn	$bn
Deposits	18.1	17.7	2.3		18.1	17.4	4
Net loans	29.3	27.7	5.8		29.3	26.4	11
Total assets	30.3	28.8	5.2		30.3	27.9	9
Funds under management	1.9	2.1	(10)		1.9	2.3	(17)

9.             EARNINGS RECONCILIATION

9.1                            FULL YEAR EARNINGS RECONCILIATION(1)(2)

12 months to 30 September 2005

				Managed
	Reported		Policyholder	Investment	TPS 2004	Adjusted
$ m	Results	Epic(1)	Tax Recoveries	Schemes	Revaluation	Results
Net interest income(2)	5,245	—	—	—	—	5,245
Non-interest income	3,560	(11)	(88)	(94)	25	3,392
Net operating income	8,805	(11)	(88)	(94)	25	8,637
Operating expenses	(4,105)	8	—	4	—	(4,093)
Goodwill amortization	(168)	—	—	—	—	(168)
Underlying performance	4,532	(3)	(88)	(90)	25	4,376
Bad debts	(382)	—	—	—	—	(382)
Profit from ordinary activities before income tax	4,150	(3)	(88)	(90)	25	3,994
Tax expense	(1,222)	—	88	—	—	(1,134)
Net profit	2,928	(3)	—	(90)	25	2,860
Net profit attributable to outside equity interests	(110)	—	—	90	—	(20)
Net profit attributable to equity holders of WBC	2,818	(3)	—	—	25	2,840
Goodwill amortization	168	—	—	—	—	168
Distribution on other equity interests	(137)	—	—	—	—	(137)
TPS 2004 revaluation	25	—	—	—	(25)	—
Cash earnings	2,874	(3)	—	—	—	2,871
Expense to income ratio (%)	46.6%					47.4%

(1)  Represents the reversal of the financial performance of Epic for the period 1 October 2004 to 14 December 2004.

(2)  Does not include the adjustment for hybrid capital benefit (refer section 3.2).

12 months to 30 September 2004

				Managed
	Reported		Policyholder	Investment	TPS 2004	Adjusted
$ m	Results	Epic(1)	Tax Recoveries	Schemes	Revaluation	Results
Net interest income(2)	4,755	—	—	—	—	4,755
Non-interest income	3,255	(27)	(33)	(33)	14	3,176
Net operating income	8,010	(27)	(33)	(33)	14	7,931
Operating expenses	(3,940)	22	—	3	—	(3,915)
Goodwill amortisation	(164)	—	—	—	—	(164)
Underlying performance	3,906	(5)	(33)	(30)	14	3,852
Bad debts	(414)	—	—	—	—	(414)
Profit from ordinary activities before income tax	3,492	(5)	(33)	(30)	14	3,438
Tax expense	(913)	—	33	—	(4)	(884)
Net profit	2,579	(5)	—	(30)	10	2,554
Net profit attributable to outside equity interests	(40)	—	—	30	—	(10)
Net profit attributable to equity holders of WBC	2,539	(5)	—	—	10	2,544
Goodwill amortisation	164	—	—	—	—	164
Distribution on other equity interests	(154)	—	—	—	—	(154)
TPS 2004 revaluation	10	—	—	—	(10)	—
Cash earnings	2,559	(5)	—	—	—	2,554
Expense to income ratio (%)	49.2%					49.4%

(1)  Represents the reversal of the financial performance of Epic for the period 1 October 2004 to 14 December 2004.

(2)  Does not include the adjustment for hybrid capital benefit (refer section 3.2).

9.2          HALF YEAR EARNINGS RECONCILIATION(1)

6 months to 30 September 2005

				Managed
	Reported		Policyholder	Investment	TPS 2004	Adjusted
$ m	Results	Epic	Tax Recoveries	Schemes	Revaluation	Results
Net interest income(1)	2,700	—	—	—	—	2,700
Non-interest income	1,901	—	(59)	(78)	(15)	1,749
Net operating income	4,601	—	(59)	(78)	(15)	4,449
Operating expenses	(2,071)	—	—	2	—	(2,069)
Goodwill amortisation	(85)	—	—	—	—	(85)
Underlying performance	2,445	—	(59)	(76)	(15)	2,295
Bad debts	(179)	—	—	—	—	(179)
Profit from ordinary activities before income tax	2,266	—	(59)	(76)	(15)	2,116
Tax expense	(681)	—	59	—	—	(622)
Net profit	1,585	—	—	(76)	(15)	1,494
Net profit attributable to outside equity interests	(92)	—	—	76	—	(16)
Net profit attributable to equity holders of WBC	1,493	—	—	—	(15)	1,478
Goodwill amortisation	85	—	—	—	—	85
Distribution on other equity interests	(69)	—	—	—	—	(69)
TPS 2004 revaluation	(15)	—	—	—	15	—
Cash earnings	1,494	—	—	—	—	1,494
Expense to income ratio (%)	45.0%					46.5%

(1)  Does not include the adjustment for hybrid capital benefit (refer to section 3.2).

6 months to 31 March 2005

				Managed
	Reported		Policyholder	Investment	TPS 2004	Adjusted
$ m	Results	Epic(1)	Tax Recoveries	Schemes	Revaluation	Results
Net interest income(2)	2,545	—	—	—	—	2,545
Non-interest income	1,659	(11)	(29)	(16)	40	1,643
Net operating income	4,204	(11)	(29)	(16)	40	4,188
Operating expenses	(2,034)	8	—	2	—	(2,024)
Goodwill amortisation	(83)	—	—	—	—	(83)
Underlying performance	2,087	(3)	(29)	(14)	40	2,081
Bad debts	(203)	—	—	—	—	(203)
Profit from ordinary activities before income tax	1,884	(3)	(29)	(14)	40	1,878
Tax expense	(541)	—	29	—	—	(512)
Net profit	1,343	(3)	—	(14)	40	1,366
Net profit attributable to outside equity interests	(18)	—	—	14	—	(4)
Net profit attributable to equity holders of WBC	1,325	(3)	—	—	40	1,362
Goodwill amortisation	83	—	—	—	—	83
Distribution on other equity interests	(68)	—	—	—	—	(68)
TPS 2004 revaluation	40	—	—	—	(40)	—
Cash earnings	1,380	(3)	—	—	—	1,377
Expense to income ratio (%)	48.4%					48.3%

(1)     Represents the reversal of the financial performance of Epic for the period 1 October 2004 to 14 December 2004.

(2)     Does not include the adjustment for hybrid capital benefit (refer to section 3.2).

10.          ECONOMIC PROFIT

Economic profit is defined as cash earning less a capital charge calculated at 11.6% of average adjusted ordinary equity plus the estimated value of franking credits paid to shareholders. Business unit economic profit is defined as cash earnings less a capital charge calculated at 12% of allocated capital plus 70% of the value of Australian tax paid.  The measure of capital, the cost of capital and the franking benefit calculation differs between the Group and that used by business units.  As a result the sum of business units’ economic profit will not equal the Group’s economic profit.

Economic profit is used as a key measure of our financial performance because it focuses on shareholder value by requiring a return in excess of a risk-adjusted cost of capital.

Reconciliation of economic profit to net profit attributable to equity holders for the twelve months ended 30 September 2005

		Business and	Westpac		BT Financial
		Consumer	Institutional	New	Group	Pacific
$ m	Group	Banking	Bank	Zealand(1)	(Australia)	Banking
Net profit attributable to equity holders	2,818	1,479	515	383	213	63
Goodwill amortisation	168	58	3	41	63	—
Distributions on hybrid securities	(137)	—	—	—	—	—
TPS 2004 revaluation	25	—	—	—	—	—
Cash earnings	2,874	1,537	518	424	276	63
Franking benefit	557	460	118	9	62	—
Adjusted cash earnings	3,431	1,997	636	433	338	63
Average adjusted ordinary equity	13,404	6,409	2,591	1,941	2,006	98
Equity charge	(1,556)	(769)	(311)	(233)	(241)	(12)
Economic profit	1,875	1,228	325	200	97	51

Reconciliation of economic profit to net profit attributable to equity holders for the twelve months ended 30 September 2004

		Business and	Westpac		BT Financial
		Consumer	Institutional	New	Group	Pacific
$m	Group	Banking	Bank	Zealand	(Australia)	Banking
Net profit attributable to equity holders	2,539	1,279	491	363	126	56
Goodwill amortization	164	58	2	43	61	—
Distributions on hybrid securities	(154)	—	—	—	—	—
TPS 2004 revaluation	10	—	—	—	—	—
Cash earnings	2,559	1,337	493	406	187	56
Franking benefit	477	394	91	16	36	—
Adjusted cash earnings	3,036	1,731	584	422	223	56
Average adjusted ordinary equity	12,340	5,665	2,417	1,761	2,009	99
Equity charge	(1,433)	(680)	(291)	(212)	(241)	(12)
Economic profit	1,603	1,051	293	210	(18)	44

(1)  On 11 July 2005, NZ Class shares were converted to Westpac ordinary shares.  As there is no final 2005 dividend payable in respect to NZ Class shares, the franking benefit previously distributed to NZ Class shareholders is nil for the six months ended 30 September 2005.

Reconciliation of economic profit to net profit attributable to equity holders for the six months ended 30 September 2005(1)

		Business and	Westpac		BT Financial
		Consumer	Institutional	New	Group	Pacific
$m	Group	Banking	Bank	Zealand(1)	(Australia)	Banking
Net profit attributable to equity holders	1,493	751	252	201	120	35
Goodwill amortisation	85	29	2	20	32	—
Distributions on hybrid securities	(69)	—	—	—	—	—
TPS 2004 revaluation	(15)	—	—	—	—	—
Cash earnings	1,494	780	254	221	152	35
Franking benefit	285	232	62	—	35	—
Adjusted cash earnings	1,779	1,012	316	221	187	35
Average adjusted ordinary equity	13,809	6,424	2,597	1,957	2,009	104
Equity charge	(804)	(386)	(156)	(118)	(121)	(7)
Economic profit	975	626	160	103	66	28

Reconciliation of economic profit to net profit attributable to equity holders for the six months ended 31 March 2005

		Business and	Westpac		BT Financial
		Consumer	Institutional	New	Group	Pacific
$m	Group	Banking	Bank	Zealand	(Australia)	Banking
Net profit attributable to equity holders	1,325	728	263	182	93	28
Goodwill amortization	83	29	1	21	31	—
Distributions on hybrid securities	(68)	—	—	—	—	—
TPS 2004 revaluation	40	—	—	—	—	—
Cash earnings	1,380	757	264	203	124	28
Franking benefit	272	228	56	9	27	—
Adjusted cash earnings	1,652	985	320	212	151	28
Average adjusted ordinary equity	12,999	6,393	2,587	1,925	2,002	93
Equity charge	(752)	(383)	(155)	(115)	(120)	(5)
Economic profit	900	602	165	97	31	23

(1)   On 11 July 2005, NZ Class shares were converted to Westpac ordinary shares.  As there is no final 2005 dividend payable in respect to NZ Class shares, the franking benefit previously distributed to NZ Class shareholders is nil for the six months ended 30 September 2005.

11. GLOSSARY	Year End Profit Announcement 2005

EARNINGS

Cash earnings

Net profit attributable to equity holders plus amortisation of goodwill minus distributions paid on hybrid equity. In addition, the revaluation impact of the hedge related to TPS 2004 is added back in the calculation of cash earnings.

SHAREHOLDER VALUE

Earnings per ordinary share	Net profit attributable to equity holders less distributions paid on hybrid equity divided by the weighted average ordinary shares.

Cash earnings per ordinary share	Cash earnings divided by the weighted average ordinary shares.

Weighted average ordinary shares(1)	Weighted average number of fully paid ordinary shares listed on the ASX as at 30 September 2005.

Fully franked dividends per ordinary share (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.

Dividend payout ratio - net profit(1)	Total fully franked ordinary dividend divided by net profit attributable to the equity holders of WBC.

Dividend payout ratio - cash earnings(1)	Total fully franked ordinary dividend divided by cash earnings.

Return on equity (ROE)	Net profit attributable to equity holders less distributions paid on hybrids divided by the average adjusted ordinary equity.

Cash ROE	Cash earnings divided by the average adjusted ordinary equity.

Economic profit	Cash earning less a capital charge calculated at 11.6% of average adjusted ordinary equity plus the estimated value of franking credits paid to shareholders.

Average ordinary equity	Average total equity less average outside equity interests and average hybrid equity.

Average adjusted ordinary equity	Average ordinary equity plus average accumulated goodwill amortisation less the average estimated final dividend net of the estimated dividend reinvestment.

(1)  On 11 July 2005, NZ Class shares were exchanged for one Westpac ordinary share. A total of 52.6 million ordinary shares were issued and the NZ Class shares were subsequently cancelled.  There was no change to the total number of ordinary shares on issue.

PRODUCTIVITY AND EFFICIENCY

Operating expenses	Operating expenses do not include goodwill amortisation and bad and doubtful debt charges.

Expense to income ratio	Operating expenses divided by net operating income.

Total banking group expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Business and Consumer Banking, Institutional Bank, New Zealand banking operations, Pacific Bank and Group Business Unit.

Full-time equivalent staff (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.

BUSINESS PERFORMANCE

Net interest spread	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities net of impaired loans.

Net interest margin	The net interest spread plus the benefit of net non-interest bearing liabilities & equity.

Average interest earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.

Average interest bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.

CAPITAL ADEQUACY

Total capital ratio	Tier 1 capital ratio plus Tier 2 capital ratio less deductions.

Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by RWA(2).

Adjusted Common Equity (ACE) ratio

ACE is equal to shareholders funds less hybrid equity, intangible assets, investments in insurance, funds management and securitisation entities and any other Tier 1 deductions. This is divided by RWA.

(2)     Australian banks are required to maintain a minimum ratio of capital to risk weighted assets of 8%.  In determining risk weighted assets, assets (including off-balance sheet exposures) are weighted according to notional credit risk as specified by the local regulator.  Classes of asset are assigned a risk weighting according to the amount of capital required to support that asset.  An additional risk weighting is determined for market risk.

ASSET QUALITY

Impaired assets

Impaired assets, as defined by APRA can be classified into the following two categories:

Non-accrual assets: assets where income may no longer be accrued because reasonable doubt exists as to the collectability of principal and interest.

Restructured assets: assets where the original contractual terms have been formally modified to provide concessions of interest or principal for reasons related to the financial difficulties of the customer.

90 days past due

A loan facility where payments of interest or principal are 90 or more days past due and the value of the security is sufficient to cover the repayment of all principal and interest amounts due, and an additional six months interest.

OTHER

Customer satisfaction	Refers to the proportion of people for whom Westpac is their main financial institution who rate their overall relationship with Westpac as Very or Fairly Satisfied.
Employee morale	Refers to an index (between 0 and 10) rating employee satisfaction across Westpac. The closer the number is to ten, the greater the number of positive responses from surveyed participants.

2 November 2005

Westpac provides template for 2005 full year Profit Announcement

Westpac has today lodged the template for its 2005 full year Profit Announcement scheduled for 3 November 2005.

While the structure of the Profit Announcement is consistent with recent periods, there have been some amendments to how data is presented along with some data reclassifications.

This release discusses each item. In addition, an updated template for the Profit Announcement is provided, which includes updated prior period comparative data that will appear in our 3 November announcement.

Changes since the 31 March interim results include:

•                 Details of the acquisition of the remaining 49% of Hastings Funds Management Limited;

•                 An update to the presentation of Financial Markets income;

•                 Reclassification of investment income in BT Financial Group;

•                 Reallocation of tax charges; and

•                 Changes to the average balance sheet for intragroup funding.

In addition, the release updates the market for some significant non-cash items that impact the 2005 result. These include:

•                 The full year impact of the revaluation of the cross currency swap hedging 2004 TPS on 2005 earnings; and

•                 The full year impact of certain accounting treatments that impact the presentation of our 2005 earnings.

Due to certain data reclassifications, minor amendments have been made to some numbers in prior periods. There have also been some adjustments of business unit comparatives. Updated numbers for prior comparative periods are provided in the attached template.

The new template for Westpac’s 2005 full year results has also been lodged on the Westpac website at www.westpac.com.au/investorcentre

For Further Information please contact:

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 9226 3510

Mb: 0419 683 411

WESTPAC BANKING CORPORATION

PROFIT ANNOUNCEMENT PRESENTATION CHANGES & TEMPLATE

Full Year Earnings to 30 September 2005

1.              Acquisition of the remaining 49% of Hastings

From 1 July 2005, 100% of the results of Hastings Funds Management Limited (Hastings) have been included as profit attributable to equity holders of Westpac Banking Corporation, the effective date of acquiring the remaining 49% interest not held.  As the results of Hastings were already consolidated with the rest of the Group, the completion of the acquisition will not have a material impact on earnings or the presentation of the Group’s statement of financial position and statement of financial performance for the second half.

2.              Presentation of Financial Markets income

In addition to changes we presented at the interim Profit Announcement, we have made some further changes to the presentation of Financial Markets (FM) income in section 3.2 of the Profit Announcement. The first of the changes is a reclassification of equity products, which moves from Capital Markets to Other. Additionally, the Financial Markets institutional sales and syndicate teams have moved directly into the Financial Markets business to better align product and sales. Please refer to section 3.2 (Review of Earnings) of the attached Profit Announcement template for revised comparatives associated with this change.

3.              Reclassification of BT Financial Group investment income

Accounting standard AASB1038 Life Insurance business requires the earnings received on the assets backing policyholder liabilities to be treated as investment income. For the year ended 30 September 2005 income received on BT Financial Group investments held with the Institutional Bank were reclassified from net interest income to investment income (non-interest income) to reflect this treatment. Comparatives for 31 March 2005 and 30 September 2004 have also been updated to reflect this change. These changes were made to more appropriately reflect the results of the BT Financial Group segment. As the reclassification related to transactions within the Westpac Group which are eliminated on consolidation, the reclassification has no impact on Group results. Please refer to section 4.4 (BT Financial Group Results) and section 7 (Wealth Management Business) of the attached Profit Announcement template for revised comparatives associated with this change.

4.              Reallocation of tax charges

At the interim Profit Announcement, we raised certain tax charges in the Group Business Unit. These were an estimate at the time and we now have allocated the tax charge to the appropriate business unit to more accurately reflect underlying business performance. Accordingly, the 31 March 2005 comparatives for the relevant business units now reflect a different tax charge for the six months ended 31 March 2005. Refer to section 4 (Business unit Performance) of the attached Profit Announcement template for revised comparatives associated with this change.

5.              Deconsolidation of Epic Energy

On 2 June 2004, Westpac acquired a 100% interest in a group of companies that owned and operated three strategically placed natural gas transmission pipeline assets (Epic) via a trust structure. The financial results for Epic for the period 2 June to September 30, and the financial position as at 30 September were included in Westpac’s 2004 full year results.

Westpac ceased to be the controlling entity of Epic on 14 December 2004 following the completion of the public offering of 148 million stapled securities in the Hastings Diversified Utilities Fund (HDUF). The financial results of Epic for the period 1 October 2004 to 14 December 2004 will be included in Westpac’s results for the 12 months ended 30 September 2005. Westpac has retained no holding in HDUF.

2

To assist comparison of our full year results with prior periods and to provide an understanding of the impact of Epic on the Group results, Epic’s earnings contribution for each period is highlighted in Section 9, Earnings Reconciliation, of the attached Profit Announcement template.

6.              Changes to the average balance sheet for intragroup funding

Subsequent to the interim Profit Announcement, certain intragroup funding arrangements between the Australian and New Zealand geographies have been reclassified from interest bearing to non-interest bearing, following a review of intragroup lending and borrowing in the average balance sheet. This has led to an increase in the net average intragroup payable for New Zealand and a corresponding decrease in non-interest bearing liabilities for New Zealand. Similarly, the net intragroup payable for Australia has decreased with a corresponding increase in the non-interest bearing liabilities for Australia. There is no change in total average liabilities within either geography and no change in the Group reported average balance sheet.

The reclassification has led to a change in the spread and the benefit derived from net non interest bearing liabilities and equity in both the Australia and New Zealand geographic analysis. There is no impact on margins and no impact at the Group level.

In addition, we have also updated the full year September 2004 comparatives for the impacts of changes to the average balance sheet relating to New Zealand deposits, previously disclosed in the interim Profit Announcement. This reclassification led to a change in the New Zealand spread and the benefit derived from net non-interest bearing liabilities and equity for both the New Zealand geography and the Group. There is no impact on margins.

The following table summarises the changes to movements in the average balance sheet and spread and margins for the Group, Australia and New Zealand for 30 September 2004 and 31 March 2005. These changes are also reflected in section 5.5 Notes to 2005 Financial Information (Note 2. Interest Spread and Margin Analysis and Note 3. Average Balance Sheet and Interest Rates) in the attached Profit Announcement template.

	Revised			Reported			Change
	Full year 30	Half year 31	Half year 30	Full year 30	Half year 31	Half year 30	Full year 30	Half year 31	Half year 30
Average Balance Sheet	Sept 04	March 05	Sept 04	Sept 04(2)	March 05(3)	Sept 04(3)	Sept 04	March 05	Sept 04
Interest bearing liabilities
Intragroup payable
Australia	13,843	17,289	15,503	14,425	17,888	16,095	(582)	(599)	(592)
New Zealand	9,158	9,804	8,991	8,576	9,205	8,399	582	599	592

Non-interest bearing liabilities
All other liabilities(1)	22,549	18,830	19,177	22,549	18,830	19,177	0	0	0

Group
Net Interest Spread	2.10%	2.04%	2.10%	2.12%	2.04%	2.10%	(0.02)%	0.00%	0.00%
Benefit of net non-interest bearing liabilities and equity	0.43%	0.44%	0.40%	0.41%	0.44%	0.40%	0.02%	0.00%	0.00%
Net Interest Margin	2.53%	2.48%	2.50%	2.53%	2.48%	2.50%	0.00%	0.00%	0.00%

Australia
Net Interest Spread	2.01%	1.92%	2.01%	2.03%	1.94%	2.03%	(0.02)%	(0.02)%	(0.02)%
Benefit of net non-interest bearing liabilities and equity	0.38%	0.38%	0.33%	0.36%	0.36%	0.31%	0.02%	0.02%	0.02%
Net Interest Margin	2.39%	2.30%	2.34%	2.39%	2.30%	2.34%	—	—	—

New Zealand
Net Interest Spread	2.54%	2.38%	2.49%	2.55%	2.29%	2.40%	(0.01)%	0.09%	0.09%
Benefit of net non-interest bearing liabilities and equity	0.39%	0.52%	0.43%	0.38%	0.61%	0.52%	0.01%	(0.09)%	(0.09)%
Net Interest Margin	2.93%	2.90%	2.92%	2.93%	2.90%	2.92%	—	—	—

(1) The All other liabilities line in the Average Balance Sheet is only shown at Group level and therefore not split by geography. Although there is a decrease in all other liabilities in the New Zealand geography and a corresponding increase in the Australia geography, the net impact for All other liabilities at Group level is nil.

(2) As reported in the 30 September 2004 Profit Announcement.

(3) As reported in the 31 March 2005 Profit Announcement.

3

Non-cash items that impact the 2005 result

7.              The impact of the cross currency swap hedging the 2004 TPS hybrid instrument

As indicated at the interim Profit Announcement, the accounting treatment applied across the TPS 2004 structure causes a change in reported earnings but has no economic impact on the Group. This difference is expected to reverse post the implementation of International Financial Reporting Standards (IFRS) as 2004 TPS are expected to be classified as debt and the revaluation of the debt and the swap will then offset. With a consistent accounting treatment across both the instrument and the cross currency swap there will be no earnings impact associated with this instrument post IFRS.

Accordingly, for the purposes of calculating cash earnings we reverse the 2004 TPS revaluation from net profit. For the 12 months to 30 September 2005, the impact is a charge to non-interest income of $25 million, with $25 million added back to arrive at cash earnings.

For the six months to 31 March 2005, the impact was a charge of $40 million to non-interest income and for the six months to 30 September 2005 the impact was a benefit to non-interest income. Accordingly, a $40 million charge and a $15 million gain respectively, was added back to arrive at cash earnings.

8.              Other items that impact the presentation of our results

The external presentation of earnings is impacted by certain accounting requirements to gross up earnings, and in some cases the financial position, to meet the requirements of Australian accounting standards. These include the consolidation of managed investment schemes where the Group’s statutory funds have a majority holding, and the recognition of investment earnings on life policy statutory funds on a “gross of tax” basis. Importantly, these adjustments do not impact net profit after tax, cash earnings or the net assets of the Group. However, they do impact the presentation of revenues, expenses, tax expense and minority interests.

Where appropriate the Profit Announcement discusses the performance of the business excluding the impact of these items, as these do not affect shareholder returns. This discussion will be in addition to discussion of the reported results.

The impact of each item on our statement of financial performance is contained in section 9.1 (Earnings Reconciliation) of the attached Profit Announcement template.

4

Profit
Announcement

For the year ended 30 September 2005

Incorporating the requirements of Appendix 4E

RESULTS FOR ANNOUNCEMENT TO THE MARKET	Year End Profit Announcement 2005

Revenues from ordinary activities(1),(2)	up	to
Profit from ordinary activities after tax attributable to equity holders(2)	up	to

Net profit for the period attributable to equity holders(2)	up	to

		Franked amount per
Dividend Distributions (cents per share)	Amount per security	security
Final Dividend
Interim Dividend	49	49

Record date for determining entitlements to the dividend

(1)       Comprises interest income, interest expense and non-interest income.

(2)       All comparisons with the twelve months ended 30 September 2004.

TABLE OF CONTENTS	Year End Profit Announcement 2005

1.	Press Release

2.	Results at a Glance
	2.1	Earnings
	2.2	Summary financial position
	2.3	Balanced Scorecard

3.	Review of Group Operations
	3.1	Summary
	3.2	Review of earnings
	3.3	Credit quality
	3.4	Capital and dividends
	3.5	Regulatory developments
	3.6	Corporate governance and responsibility
	3.7	Outlook

4.	Business Unit Performance
	4.1	Business and Consumer Banking
	4.2	Westpac Institutional Bank
	4.3	New Zealand
	4.4	BT Financial Group (Australia)
	4.5	Pacific Banking
	4.6	Group Business Unit

5.	2005 Financial Information
	5.1	Consolidated statement of financial performance
	5.2	Consolidated statement of financial position
	5.3	Consolidated statement of cash flows
	5.4	Movement in retained profits
	5.5	Notes to 2005 financial information
	5.6	Statement in relation to the audit of the financial statements

6.	Other Information
	6.1	Credit ratings and exchange rates
	6.2	Disclosure regarding forward-looking statements
	6.3	Shareholder calendar

7.	Wealth Management Business
	7.1	Total funds management and life insurance business
	7.2	Funds management business
	7.3	Life insurance business
	7.4	Other business
	7.5	Embedded value and value of new business

8.	Segment Result
	8.1	Full year segment result
	8.2	Half year segment result
	8.3	New Zealand business unit performance (A$ equivalents to section 4.3)

9.	Earnings Reconciliation
	9.1	Full year earnings reconciliation
	9.2	Half year earnings reconciliation

10.	Economic Profit

11.	Glossary

In this announcement references to ‘Westpac’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities.

1. PRESS RELEASE	Year End Profit Announcement 2005

[  ]

5

This page is left blank intentionally

2. RESULTS AT A GLANCE	Year End Profit Announcement 2005

2.1                               EARNINGS

We consider cash earnings a more appropriate measure of financial performance.  It adjusts the reported profit result for material items that do not reflect cash flows available to ordinary shareholders, including: amortisation of goodwill and distributions paid on hybrid equity. The cash earnings measure also eliminates the pre-tax impact of the hedge related to our latest hybrid capital instrument, US$525 million Trust Preferred Securities 2004 (TPS 2004(1)) as the hybrid instrument itself is not revalued.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	2005	2004	Sept 05
Net interest income		2,545			4,755
Non-interest income(2)		1,659			3,255
Net operating income		4,204			8,010
Operating expenses(2)		(2,034)			(3,940)
Goodwill amortisation		(83)			(164)
Underlying performance		2,087			3,906
Bad and doubtful debts		(203)			(414)
Profit from ordinary activities before income tax		1,884			3,492
Income tax expense		(541)			(913)
Net profit		1,343			2,579
Net profit attributable to outside equity interests(2)		(18)			(40)
Net profit attributable to equity holders of
Westpac Banking Corporation (WBC)		1,325			2,539
Goodwill amortisation		83			164
Distributions on other equity instruments		(68)			(154)
TPS 2004 revaluation(1)		40			10
Cash earnings		1,380			2,559

2.1.1                     KEY FINANCIAL DATA

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
	Sept 05	March 05	Sept 05	2005	2004	Sept 05
Shareholder value
Cash earnings per ordinary share (cents)		74.9			138.6
Earnings per ordinary share (cents)		68.2			129.2
Economic profit ($m)		900			1,603
Weighted average ordinary shares (millions)		1,842			1,846

Fully franked dividends per ordinary share (cents)		49			86
Dividend payout ratio - cash earnings (%)		65.4			62.0
Net tangible assets per ordinary share ($)		5.82			5.47

Productivity and efficiency
Expense to income ratio (%)		48.4			49.2
Total banking expense to income ratio (%)		47.8			48.2
Full-time equivalent staff (FTE)		26,890			27,013

Business Performance
Net interest spread (%)(3)		2.04			2.10
Net interest margin (%)(3)		2.48			2.53
Average interest earning assets ($m)		215,321			196,459

Notes explained on page 5.

2

2.2                               SUMMARY FINANCIAL POSITION

				% Mov’t	% Mov’t
	30 Sept	31 March	30 Sept	Mar 05-	Sept 04-
$m	2005	2005	2004	Sept 05	Sept 05
Assets
Cash		2,039	1,800
Due from other financial institutions		10,095	9,538
Trading and investment securities		13,221	13,412
Loans and acceptances		194,096	188,005
Life insurance assets(2)		12,711	12,957
Other assets		21,509	19,367
Total assets		253,671	245,079
Liabilities
Due to other financial institutions		8,137	7,071
Deposits		145,814	146,533
Debt issues		42,096	36,188
Acceptances		5,127	5,534
Life insurance policy liabilities		11,252	10,782
Loan capital		4,762	4,431
Other liabilities(2)		20,230	18,223
Total liabilities		237,418	228,762
Equity
Equity attributable to equity holders of WBC		15,529	14,888
Outside equity interests(2)		724	1,429
Total equity		16,253	16,317

2.2.1                     KEY FINANCIAL DATA

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
	Sept 05	March 05	Sept 05	2005	2004	Sept 05
Profitability and capital adequacy
Return on average adjusted ordinary equity		19.3%			19.3%
Cash earnings to average adjusted ordinary equity		21.2%			20.7%
Total capital ratio		10.0%			9.7%
Tier 1 capital ratio		7.1%			6.9%
Adjusted common equity to risk weighted assets (ACE)		5.2%			4.8%
Risk weighted assets ($m)		162,038			158,489
Total committed exposures ($m)		308,206			302,654
Average adjusted ordinary equity ($m)		12,999			12,340
Average total equity ($m)		16,384			15,827
Asset quality
provisions		2.2%			2.5%
Specific provisions to total impaired assets		42.5%			34.8%
General provisions to non-housing loans and acceptances		1.5%			1.6%
General provisions to risk weighted assets		0.9%			0.9%
Total provisions to gross loans and acceptances		0.9%			0.9%
Total bad and doubtful debt charge to average loans and acceptances annualised (basis points)		21			23
Bad debts written off to average gross loans and acceptances (basis points)		14			14

Notes explained on page 5.

3

2.3                               BALANCED SCORECARD

Stakeholder Results

Shareholders

•                  [  ].

Customers

•                  [  ].

Staff

•                  [  ].

Corporate Responsibility and Sustainability

•                  [  ].

Notes explained on page 5.

4

Notes to sections 2.1, 2.2, 2.3 and 3.2

1                 Cash earnings removes the TPS 2004 revaluation from net profit.  The accounting treatment for the structure causes a change in reported earnings but has no economic impact on the Group.  More specifically, a NZ$/US$ cross currency swap, as part of the TPS 2004 structure, is reported on a market value basis while the underlying equity instrument is reported at historic exchange rates.  The impact of this change is that non-interest income in the current year includes a $25 million unrealised loss associated with the revaluation of the NZ$/US$ cross currency swap.  The revaluation of the NZ$/US$ cross currency swap was undertaken at the NZ$/US$ exchange rate of 0.6927 on 30 September 2005. Accordingly, to ensure cash earnings accurately reflect earnings available to shareholders, $25 million is added back to net profit.

Post implementation of International Financial Reporting Standards (IFRS), TPS 2004 will be classified as debt and the revaluation of the debt and the swap will then offset. With a consistent accounting treatment through the structure there will be no adverse earnings impact post IFRS.

2                 Westpac consolidates certain Managed Investment Schemes where the statutory funds within Westpac Life Insurance Services Limited and BT Life Limited demonstrate a capacity to control these schemes. The effect on earnings for the year ended 30 September 2005 comprises: $94 million non-interest income; $4 million operating expenses and $90 million net profit attributable to outside equity interests. The effect on earnings for the year ended 30 September 2004 includes: $33 million non-interest income; $3 million operating expenses and $30 million net profit attributable to outside equity interests.  There is no impact on net profit attributable to equity holders or cash earnings.  Refer section 9 Earnings reconciliation.

3                 Net interest spread and margins are calculated on net interest income adjusted for tax equivalent gross up of $[   ] million in the twelve months to 30 September 2005 ($[   ] million in the first half and $[   ] million in the second half) and $222 million in the twelve months to 30 September 2004. We have entered into various tax effective financing transactions that derive income subject to a reduced rate of income tax. To provide comparability, this income is presented on a tax equivalent basis for margin calculations. In the presentation of the average balance sheet, net interest spread and net interest margin are also presented on a tax equivalent basis. Refer section 5.5, Note 3 Average Balance Sheet and Interest Rates, for a reconciliation of net interest income used in the calculation of net interest spread and net interest margins.

5

3. REVIEW OF GROUP OPERATIONS	Year End Profit Announcement 2005

3.1                               SUMMARY

2005 Earnings

[  ]

Chart here

6

Shareholder Returns

[  ]

Chart here

7

Business Unit Summary

[  ]

Chart here

[  ]

8

3.2                               REVIEW OF EARNINGS

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	2005	2004	Sept 05
Net interest income		2,545			4,755
Non-interest income(2)		1,659			3,255
Net operating income		4,204			8,010
Operating expenses(2)		(2,034)			(3,940)
Goodwill amortisation		(83)			(164)
Underlying performance		2,087			3,906
Bad and doubtful debts		(203)			(414)
Profit from ordinary activities before income tax		1,884			3,492
Income tax expense		(541)			(913)
Net profit		1,343			2,579
Net profit attributable to outside equity interests(2)		(18)			(40)
Net profit attributable to equity holders of WBC		1,325			2,539
Goodwill amortisation		83			164
Distributions on other equity instruments		(68)			(154)
TPS 2004 revaluation(1)		40			10
Cash earnings		1,380			2,559

Net operating income

Net operating income includes items and accounting treatments, which either do not impact cash earnings or are considered non-core (Epic).  Details of these items are:

Net interest income

[  ]

Notes explained on page 5.

9

Loans(1)

	As at	As at	As at	% Mov’t	% Mov’t	% Mov’t
	30 Sept	31 March	30 Sept	Sept 04-	Mar 05-	Sept 04-
$m	2005	2005	2004	Sept 05	Sept 05	Mar 05
Business Unit
Business and Consumer Banking		138,776	135,198			3
Consumer (Australia)		101,655	98,946			3
Housing		94,327	91,602			3
Personal (loans and cards)		7,328	7,344			—
Business (incl. equip. finance)		37,121	36,252			2
Westpac Institutional Bank		27,851	25,468			9
New Zealand(2) (NZ$)		30,156	28,239			7
BT Financial Group		2,141	1,785			20
Pacific Banking		821	782			5

Group
Net loans & acceptances		194,096	188,005			3

Deposits

	As at	As at	As at	% Mov’t	% Mov’t	% Mov’t
	30 Sept	31 March	30 Sept	Sept 04-	Mar 05-	Sept 04-
$m	2005	2005	2004	Sept 05	Sept 05	Mar 05
Business Unit
Business and Consumer Banking		77,546	74,699			4
Consumer		50,847	50,420			1
Business		26,699	24,279			10
Westpac Institutional Bank		15,660	13,912			13
New Zealand(2) (NZ$)		19,271	18,565			4
Pacific Banking		1,120	1,137			(1)
Other(3)		33,764	39,409			(14)

Group
Total Deposits		145,814	146,533			—

(1)  Net loans and acceptances.

(2)  New Zealand comprises our New Zealand retail banking operations and wealth management businesses.

(3)  Includes Treasury short term wholesale funding.

10

Margins

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full year	Full Year	Sept 04-
	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net Interest Income ($m)(3)		2,664			4,977

Average Interest Earning Assets ($m)		215,321			196,459

Net Interest Average Margin		2.48%			2.53%

Chart here

Full Year

Second Half

Notes explained on page 5.

11

Non-interest income

			% Mov’t
	30 Sept	30 Sept	Sept 04-
$m	2005	2004	Sept 05
Reported non-interest income		3,255
Less adjustments:
Consolidation of Epic (2 June 2004 to 14 December 2004)(1)	(11)	(27)
Policy holder tax recoveries	(88)	(33)
Consolidation of the Life Company MIS(2),(3)	(94)	(33)
TPS 2004 hedge revaluation(1)	25	14
Core non-interest income		3,176

Financial Markets

[  ]

Financial Markets Income(4)

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	2005	2004	Sept 05
Product
Foreign exchange		94			119
Capital Markets		65			93
Other(5)		40			123
Total financial markets product income		199			335
Income classification
Net interest income		21			26
Non-interest income		178			309
Trading income		186			328
Dividend income		20			34
Other non-interest income (6)		(28)			(53)
Total financial markets product income		199			335

(1)  The impacts of the consolidation of Epic and the TPS 2004 hedge revaluation are accounted for in other income.

(2)  Notes explained on page 6.

(3)  Policy holder tax recoveries and the consolidation of Life company MIS are accounted for in Wealth Management income.

(4)  Excludes corporate client income.

(5)  Other comprises structured equities, energy and other international income.

(6)  Includes payments made to Corporate Banking.

12

Operating expenses

[  ]

			% Mov’t
	30 Sept	30 Sept	Sept 04-
$m	2005	2004	Sept 05
Reported expenses		3,940
Less adjustments:
Consolidation of Epic (2 June 2004 to 14 December 2004)	(8)	(22)
Consolidation of the Life Company MIS(2)	(4)	(3)
Movement in translation of NZ$ expenses to A$		—
Core expenses		3,915

[  ]

Compliance

[  ]

Capitalised Software

[  ]

Notes explained on page 6.

13

Full Time Equivalent Staff (FTE)

			Mov’t
	Full Year	Full Year	Sept 04-
Analysis of movement in FTE	2005	2004	Sept 05
Permanent staff		25,683
Temporary staff		1,330
Total FTE staff		27,013

[  ]

Bad debts

[  ]

Tax expense

[  ]

14

3.3                               CREDIT QUALITY

[  ]

Mortgage Loans - 90 Days Past Due	Other Consumer Loans - 90 Days Past Due

Stressed Loans - Exposure by Credit Grade % of Total Commitments	Total Impaired Assets / Gross Loans and Acceptances

15

3.4                               CAPITAL AND DIVIDENDS

Capital

[  ]

ACE Movement

Chart here

Full Year

16

Dividends

17

3.5                               REGULATORY DEVELOPMENTS

18

3.6                               CORPORATE SUSTAINABILITY

19

3.7                               OUTLOOK

20

4. BUSINESS UNIT PERFORMANCE	Year End Profit Announcement 2005

Business unit results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business reflecting the management, rather than the legal structure. (These results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been restated and may differ from results previously reported.

Our internal transfer-pricing framework attributes value between business units. Its primary attributes are:

•                  Product groups pay the distribution units an arm’s length fee based on external market benchmarks; and

•                  Product balances are fully transfer-priced at inter-bank rates according to the tenor of the underlying transactions.  All overhead costs are allocated to revenue generating businesses, and capital is allocated to business groups using designated risk factors.

Cash earnings

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Business and Consumer Banking		757			1,337
Westpac Institutional Bank		264			493
New Zealand(1)		203			406
BT Financial Group (Australia)(2)		124			187
Pacific Banking		28			56
Group Business Unit		4			80
Total Group cash earnings		1,380			2,559

Wealth Management
Australia		124			187
New Zealand		7			28
Total Wealth Management		131			215

Total banking cash earnings		1,249			2,344

Expense to income ratio

			Mov’t			Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
%	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Business and Consumer Banking		50.6%			52.4%
Westpac Institutional Bank		42.0%			44.5%
New Zealand(1)		47.6%			48.2%
BT Financial Group (Australia)(2)		54.2%			61.4%
Pacific Banking		39.1%			36.7%
Total Group ratio		48.4%			49.2%

Wealth Management (3)
Funds Management		61.9%			67.4%
Life Insurance		34.3%			35.6%
Total Wealth Management ratio		54.3%			59.8%

Total banking ratio		47.8%			48.2%

(1)          New Zealand comprises our New Zealand retail banking operations and wealth management businesses including Westpac Investment Management, our New Zealand Life business and BT New Zealand. New Zealand results are converted to Australian dollars at the average hedge exchange rate for the year (2005: 1.1424; 2004: 1.1115). Refer section 4.3 for New Zealand segment results in New Zealand dollars.

(2)          BTFG (Australia) represents our entire Australian wealth management business.

(3)          Includes our New Zealand and Australian wealth management businesses.

21

4.1                               BUSINESS AND CONSUMER BANKING

Business and Consumer Banking (BCB) is responsible for product development, sales and servicing for all retail banking customers and small to medium sized businesses. Activities are conducted through a nationwide network of branches, call centres, ATMs, internet banking and mobile sales forces.  BCB’s front line staff are responsible for the delivery of sales and service related functions for a broad range of financial products including home, personal and business finance lending, savings and investment accounts, credit cards and wealth products.

4.1.1                     TOTAL BCB

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		1,831			3,415
Non-interest income		661			1,290
Operating income		2,492			4,705
Operating expenses		(1,260)			(2,465)
Core earnings		1,232			2,240
Bad and doubtful debts		(150)			(340)
Operating profit before tax		1,082			1,900
Tax and outside equity interests		(325)			(563)
Cash earnings		757			1,337
Goodwill amortisation		(29)			(58)
Profit on operations		728			1,279

Economic profit		602			1,051
Expense to income ratio		50.6%			52.4%

	$bn	$bn	$bn	$bn
Deposits		77.5		74.7
Net loans and acceptances		138.8		135.2
Total assets		141.5		138.1

Financial Performance

Full Year

[  ]

Second Half

[  ]

22

Following changes in the organisational structure of Business and Consumer Banking the current financial segment information no longer reflects the way in which the business is managed.  Accordingly, it is more instructive to focus on the overall financials and commentary for BCB rather than the segment information and we have balanced our commentary to refect this emphasis.

For consistency, we have continued to provide the breakdown of BCB’s results into business distribution, business products, consumer distribution and consumer products.  Looking forward, the current breakdown will not be replicated and we are currently assessing how best to disaggregate BCB’s earnings.  A new reporting template is expected to be provided in time for the reporting of Westpac’s first half 2006 earnings.

4.1.2                     CONSUMER SEGMENTS

The Consumer Distribution segment comprises sales and service for customers that have a personal relationship with BCB income is primarily earned from sales and service commissions received from the product businesses.  Bad debt charges for consumer customers are recognised in the consumer product division.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		(6)			(59)
Non-interest income		687			1,327
Operating income		681			1,268
Operating expenses		(425)			(807)
Core earnings		256			461
Bad and doubtful debts		—			—
Operating profit before tax		256			461
Tax and outside equity interests		(77)			(137)
Cash earnings		179			324
Goodwill amortisation		(8)			(16)
Profit on operations		171			308

Expense to income ratio		62.4%			63.6%

	$bn	$bn	$bn	$bn
Total assets		0.5		0.5

The Consumer Products segment comprises home lending, credit cards, transaction and deposit accounts, personal loans, and general insurance. Sales and service commissions passed to the distribution businesses are recorded as a charge against non-interest income, causing Consumer Products non-interest income to show a loss. The bad debts charge for these products is recognised in this division.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		1,222			2,327
Non-interest income		(540)			(1,074)
Operating income		682			1,253
Operating expenses		(227)			(453)
Core earnings		455			800
Bad and doubtful debts		(118)			(272)
Operating profit before tax		337			528
Tax and outside equity interests		(101)			(159)
Cash earnings		236			369
Goodwill amortisation		(9)			(18)
Profit on operations		227			351

Expense to income ratio		33.3%			36.2%

	$bn	$bn	$bn	$bn
Deposits		50.8		50.4
Net loans and acceptances		101.7		98.9
Total assets		102.3		99.5

23

Financial Performance

Full Year

[  ]

Second Half

[  ]

24

4.1.3                     CONSUMER KEY BUSINESS DRIVERS

Market Share(1)	Net Interest Spread

Consumer Loans Outstanding	Consumer Deposits Outstanding

Consumer Delinquencies > 90 Days	Consumer Customer Satisfaction(2)

(1)          Source: Australian Prudential Regulation Authority/Reserve Bank of Australia.  Household credit includes mortgages, other personal lending and margin lending.

Retail deposits at 30 September 2005 comprise [   ]% consumer deposits and [   ]% business deposits.

(2)          Source:  Roy Morgan Research (July-2005).  Twelve month rolling average.  Peer Group average includes CBA, NAB and ANZ.  Satisfaction defined as “very” or “fairly” satisfied among those that regard each Bank as their main financial institution.

25

4.1.4                     BUSINESS SEGMENTS

The Business Distribution segment comprises small to medium sized business customers and our rural consumer and business customers. Sales & servicing of these customers occurs though our middle market and small business sales force and service centres and our regional branch network. Products include business lending, deposit and transaction accounts and working capital activities.  Income is primarily earned from sales and service commissions received from the product businesses. The bad debts charge for business customers is recognised in this division.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		59			104
Non-interest income		821			1,583
Operating income		880			1,687
Operating expenses		(474)			(910)
Core earnings		406			777
Bad and doubtful debts		(32)			(68)
Operating profit before tax		374			709
Tax and outside equity interests		(112)			(207)
Cash earnings		262			502
Goodwill amortisation		(11)			(22)
Profit on operations		251			480

Expense to income ratio		53.9%			53.9%

	$bn	$bn	$bn	$bn
Assets		0.8		0.8

The Business Products segment includes business lending, deposit and transaction accounts, and working capital activities. Sales and service commissions passed to the distribution businesses are recorded as a charge against non-interest income.  The bad debts charge for business customers is recognised in the business distribution business.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		556			1,043
Non-interest income		(307)			(546)
Operating income		249			497
Operating expenses		(134)			(295)
Core earnings		115			202
Bad and doubtful debts		—			—
Operating profit before tax		115			202
Tax and outside equity interests		(35)			(60)
Cash earnings		80			142
Goodwill amortisation		(1)			(2)
Profit on operations		79			140

Expense to income ratio		53.8%			59.4%

	$bn	$bn	$bn	$bn
Deposits		26.7		24.3
Net loans and acceptances		37.1		36.3
Total assets		37.9		37.2

Financial Performance

Full Year

[  ]

Second Half

26

4.1.5                     BUSINESS KEY BUSINESS DRIVERS

Net Interest Spread	Business Loans Outstanding(1)

Business Deposits Outstanding(2)	Business Loan and Deposit Growth (Half Year % Growth)

Impaired Assets to Total Committed Exposure	Middle Market & SME Customer Satisfaction(3)

(1)          Comprises term lending, bills and business overdrafts and equipment finance.

(2)          Business deposits include both working capital and business transaction and savings accounts.

(3)          Source: TNS Business Finance Monitor (August 2005).  12 month rolling average.  Satisfaction with main bank.

27

4.2                               WESTPAC INSTITUTIONAL BANK

Westpac Institutional Bank (WIB) meets the financial needs of corporations and institutions either based in, or with interests in Australia and New Zealand.  It also provides certain services including the manufacture and origination of structured products to middle market business banking customers in those markets.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income(1)		264			461
Non-interest income		433			803
Operating income		697			1,264
Operating expenses		(293)			(562)
Core earnings		404			702
Bad and doubtful debts		(31)			5
Operating profit before tax		373			707
Tax and outside equity interests(1)		(109)			(214)
Cash earnings		264			493
Goodwill amortisation		(1)			(2)
Profit on operations		263			491

Economic profit		165			293
Expense to income ratio		42.0%			44.5%

	$bn	$bn	$bn	$bn
Deposits		15.7		13.9
Net loans and acceptances		27.9		25.5
Total assets		52.4		48.8

Financial Performance

Full Year

[  ]

Second Half

[  ]

(1)       We have entered into various tax effective structured finance transactions that derive income subject to a reduced rate of income tax.  To provide comparability, this income is presented on a tax equivalent basis. Net interest income includes a tax equivalent gross up relating to tax benefits on structured finance transactions of $[   ] million in the twelve months to 30 September 2005 ($[   ] million in the first half and $[   ] million in the second half) and $222 million in the twelve months to 30 September 2004.  In the presentation of the Group’s average balance sheet, net interest spread and net interest margin are also presented on a tax equivalent basis. Refer section 5, Note 3 Average Balance Sheet and Interest Rates for a reconciliation of net interest income used in the calculation of net interest spread and net interest margin.

28

Key Business Drivers

WIB Customer Revenue	Lead Bank Relationship(1)

Total Committed Exposure by Loan Grade	Financial Markets Product Income

(1)       Peter Lee Associates 2004-2005 Corporate and Institutional Banking Survey.

(2)       Capital markets products include interest rate derivatives, secondary markets activity in debt securities and equities, but exclude primary markets activity.

(3)       Other comprises energy, other international and commodities income.

29

4.3                               NEW ZEALAND

New Zealand operations provide banking and wealth management products and services to New Zealand consumer and business customers.  The New Zealand wealth business includes Westpac Life New Zealand and BT New Zealand. The results do not include the earnings of our New Zealand Institutional Bank.

All figures are in New Zealand dollars (NZ$).  (Australian dollars (A$) equivalents are included in section 8.2).

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
NZ$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		463			893
Non-interest income		234			462
Operating income		697			1,355
Operating expenses		(332)			(653)
Core earnings		365			702
Bad and doubtful debts		(20)			(41)
Operating profit before tax		345			661
Tax and outside equity interests		(113)			(210)
Cash earnings		232			451
Goodwill amortisation		(24)			(48)
Profit on operations		208			403

Economic profit		110			234
Cash earnings A$		203			406
Expense to income ratio		47.6%			48.2%

	$bn	$bn	$bn	$bn
Deposits		19.3		18.6
Net loans		30.2		28.2
Total assets		31.3		29.8
Funds under management		2.3		2.4

Financial Performance (NZ$)

Full Year

[  ]

Second Half

[  ]

30

Housing Lending	Deposits

Consumer Delinquencies > 90 Days	Main Bank Satisfaction - all NZ - % Excellent/Very Good(2)

(1)  Source: RBNZ. Second half at August 2005.

(2)  Source: ACNielsen. Four quarter rolling average.

31

4.4                               BT FINANCIAL GROUP (AUSTRALIA)

BT Financial Group Australia (BTFG) is Westpac’s wealth management business.  BTFG designs, manufactures and services financial products that enable our customers to achieve their financial goals by accumulating, managing and protecting their personal wealth. These products include managed investments (mutual funds), personal and business superannuation (pensions), life insurance, income protection, discount securities broking, margin lending, client portfolio administration (Wrap) platforms and portfolio management and administration of Corporate Superannuation. Distribution of BTFG products is conducted through our Australian and New Zealand banking distribution businesses and an extensive range of independent financial advisers.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		18			25
Non-interest income		336			589
Operating income		354			614
Operating expenses		(192)			(377)
Core earnings		162			237
Bad and doubtful debts		—			—
Operating profit before tax		162			237
Tax and outside equity interests		(38)			(50)
Cash earnings		124			187
Goodwill amortisation		(31)			(61)
Profit on operations		93			126

Economic profit		31			(18)
Expense to income ratio		54.2%			61.4%

	$bn	$bn	$bn	$bn
Total assets		15.8		15.0
Funds under management		35.8		35.4
Funds under administration		30.6		24.9

Financial Performance

Full Year

[  ]

Second Half

[  ]

32

Key Business Drivers

Total Funds Under Administration(1),(2)	Total Funds Under Management(1),(2)

Margin Lending(1)	In-force Premiums(1)

(1) Internal data supplied by BTFG (Australia).

(2) Corporate superannuation balances were previously recognised in Funds Under Management.

33

4.5                               PACIFIC BANKING

Pacific Banking (PB) provides banking services for retail and business customers throughout the South Pacific Island Nations.  Branches, ATM’s and Internet banking channels are used to deliver our core business activities in Fiji, PNG, Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa.  PB’s financial products include home, personal and business lending and savings and investment accounts.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		33			72
Non-interest income		36			67
Operating income		69			139
Operating expenses		(27)			(51)
Core earnings		42			88
Bad and doubtful debts		(1)			(2)
Operating profit before tax		41			86
Tax and outside equity interests		(13)			(30)
Cash earnings		28			56
Goodwill amortisation		—			—
Profit on operations		28			56

Economic profit		23			44
Expense to income ratio		39.1%			36.7%

	$bn	$bn	$bn	$bn
Deposits		1.1		1.1
Total assets		1.2		1.2

Financial Performance

Full Year 2005

[  ]

Second Half

[  ]

34

4.6                               GROUP BUSINESS UNIT

This segment comprises:

•                  Group items including earnings on surplus capital, accounting entries for certain intragroup transactions that facilitate the presentation of the performance of our operating segments, (notably adjustments for life policyholder income, consolidation of life company Managed Investment Schemes, exchange rate adjustments and hedge results associated with hedging our New Zealand earnings), earnings from property sales and certain other head office items such as centrally raised provisions, reversals of tax equivalent gross ups on tax effective transactions within the Institutional Bank and contra charges for equity based remuneration charged to business units; and

•                  Group Treasury, which is primarily, focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to minimise net interest income volatility and assist net interest income growth.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		(6)			(22)
Non-interest income		(12)			91
Operating income		(18)			69
Operating expenses		29			103
Core earnings		11			172
Bad and doubtful debts		(4)			(40)
Operating profit before tax		7			132
Tax and outside equity interests		25			92
Distributions on other equity instruments		(68)			(154)
TPS 2004 revaluation		40			10
Cash earnings		4			80
Goodwill amortisation		(1)			—
Distributions on other equity instruments		68			154
TPS 2004 revaluation		(40)			(10)
Profit on operations		31			224

Full Year

[  ]

Second Half

[  ]

35

5. 2005 FINANCIAL INFORMATION	Year End Profit Announcement 2005

INDEX

5.1	Consolidated Statement of Financial Performance
5.2	Consolidated Statement of Financial Position
5.3	Consolidated Statement of Cash Flows
5.4	Movement in Retained Profits
5.5	Notes to 2005 Financial Information
	Note 1.	Basis of Preparation of Financial Information
	Note 2.	Interest Spread and Margin Analysis
	Note 3.	Average Balance Sheet and Interest Rates
	Note 4.	Revenue
	Note 5.	Net Interest Income
	Note 6.	Non-Interest Income
	Note 7.	Non-Interest Income Analysis
	Note 8.	Expense Analysis
	Note 9.	Deferred Expenses
	Note 10.	Income Tax
	Note 11.	Dividends
	Note 12.	Earnings per Ordinary Share
	Note 13.	Loans
	Note 14.	Provisions for Bad and Doubtful Debts
	Note 15.	Impaired Assets
	Note 16.	Movement in Gross Impaired Assets
	Note 17.	Items Past 90 Days but well Secured
	Note 18.	Income on Non-Accrual and Restructured Assets
	Note 19.	Impaired Assets and Provisioning Ratios
	Note 20.	Delinquencies (90 Days Past Due Loans)
	Note 21.	Charge for Bad and Doubtful Debts
	Note 22.	Deposits
	Note 23.	Capital Adequacy
	Note 24.	Derivative Financial Instruments
	Note 25.	Statement of Cash Flows
	Note 26.	Group Investments and Changes in Controlled Entities
	Note 27.	Reconciliation to US GAAP
	Note 28.	Contingent Liabilities
	Note 29.	Events Subsequent to Balance Date
5.6	Statement in Relation to the Audit of the Financial Statements

Notes to the statements shown in sections 5.1, 5.2 and 5.3 as required by Appendix 4E are referenced in the margin of the relevant tables

36

5.1                               CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

				% Mov’t			% Mov’t
		Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Note	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Interest income			7,358			12,939
Interest expense			(4,813)			(8,184)
Net interest income	5		2,545			4,755
Non-interest income	6,7		1,659			3,255
Net operating income			4,204			8,010
Operating expenses	8		(2,034)			(3,940)
Goodwill amortisation			(83)			(164)
Bad and doubtful debts	21		(203)			(414)
Profit from ordinary activities before income tax expense			1,884			3,492
Income tax expense	10		(541)			(913)
Net profit			1,343			2,579
Net profit attributable to outside equity interests:
Managed investment schemes			(14)			(30)
Other			(4)			(10)

Net profit attributable to equity holders of Westpac Banking Corporation (WBC)			1,325			2,539
Foreign currency translation reserve adjustment			(96)			(11)
Total revenues, expenses and valuation adjustments attributable to equity holders of WBC recognised directly in equity			(96)			(11)
Total changes in equity other than those resulting from transactions with owners as owners			1,229			2,528

37

5.2                               CONSOLIDATED STATEMENT OF FINANCIAL POSITION

					% Mov’t	% Mov’t
As at		30 Sept	31 March	30 Sept	Mar 05-	Sept 04-
$m	Note	2005	2005	2004	Sept 05	Sept 05
Assets
Cash and balances with central banks			2,039	1,800
Due from other financial institutions			10,095	9,538
Trading securities			10,323	9,698
Investment securities			2,898	3,714
Loans	13		188,969	182,471
Acceptances of customers			5,127	5,534
Life insurance assets			12,711	12,957
Regulatory deposits with central banks overseas			562	523
Goodwill			2,302	2,394
Fixed assets(1)			801	1,445
Deferred tax assets			1,027	838
Other assets			16,817	14,167
Total assets			253,671	245,079
Liabilities
Due to other financial institutions			8,137	7,071
Deposits	22		145,814	146,533
Debt issues			42,096	36,188
Acceptances			5,127	5,534
Current tax liabilities			79	1
Deferred tax liabilities			291	110
Life insurance policy liabilities			11,252	10,782
Provisions			396	427
Other liabilities			19,464	17,685
Total liabilities excluding loan capital			232,656	224,331
Loan capital
Subordinated bonds, notes and debentures			4,257	3,885
Subordinated perpetual notes			505	546
Total loan capital			4,762	4,431
Total liabilities			237,418	228,762
Net assets			16,253	16,317
Equity
Ordinary shares			4,523	4,234
Reserves			(178)	(83)
Retained profits			8,261	7,812
NZ Class shares			451	453
Trust Originated Preferred Securities (TOPrSsm)			—	—
Fixed Interest Resettable Trust Securities (FIRsTS)			655	655
Trust Preferred Securities 2003 (TPS 2003)			1,132	1,132
Trust Preferred Securities 2004 (TPS 2004)			685	685
Equity attributable to equity holders of WBC			15,529	14,888
Outside equity interests:
Managed investment schemes			706	1,408
Other			18	21
Total equity			16,253	16,317

(1)       Fixed assets include $[   ] million in capitalised software costs with an average amortisation period of three years ($409 million at 31 March 2005 and $377 million at 30 September 2004).

38

5.3                               CONSOLIDATED STATEMENT OF CASH FLOWS

						% Mov’t	% Mov’t
		Half Year	Half Year	Full Year	Full Year	Mar 05-	Sept 04-
$m	Note	Sept 05	March 05	Sept 05	Sept 04	Sept 05	Sept 05
Cash flows from operating activities
Interest received			7,255		12,835
Interest paid			(4,693)		(7,929)
Dividends received			21		34
Other non-interest income received			3,205		4,648
Operating expenses paid			(2,039)		(3,593)
Net (increase) / decrease in trading securities			(695)		(135)
Income tax paid excluding life business			(353)		(1,106)
Life business:
receipts from policyholders and customers			1,451		2,895
interest and other items of similar nature			27		95
dividends received			156		320
payments to policyholders and suppliers			(1,357)		(2,390)
income tax paid			(23)		(180)
Net cash provided by operating activities	25		2,955		5,494
Cash flows from investing activities
Proceeds from sale of investment securities			62		73
Proceeds from matured investment securities			542		639
Purchase of investment securities			(185)		(655)
Proceeds from securitised loans			2,000		241
Net (increase) / decrease in:
due from other financial institutions			586		(3,486)
loans			(7,890)		(24,505)
life business investment assets			60		(61)
regulatory deposits with central banks overseas			10		(74)
other assets			(541)		(1,994)
Purchase of fixed assets			(142)		(284)
Proceeds from disposal of fixed assets			12		90
Proceeds from sale of investments (other)			20		22
Controlled entities acquired, net of cash acquired	25		—		(547)
Controlled entities and businesses disposed, net of cash held	25		520		165
Net cash used in investing activities			(4,946)		(30,376)
Cash flows from financing activities
Issue of loan capital			818		500
Redemption of loan capital			(255)		(485)
Proceeds from issue of ordinary shares			90		110
Proceeds from TPS 2004 (net of issue costs $8 m)			—		685
Buyback of ordinary shares			—		(559)
Buyback of NZ Class shares			(1)		(18)
Redemption of TOPrS			—		(446)
Net increase/(decrease) in:
due to other financial institutions			638		3,182
deposits and public borrowings			(2,125)		18,451
debt issues			3,627		5,178
other liabilities			111		(330)
Payment of distributions and dividends			(676)		(1,362)
Payment of dividends to outside equity interests			(5)		(6)
Net cash provided by financing activities			2,222		24,900
Net increase/(decrease) in cash and cash equivalents			231		18
Effect of exchange rate changes on cash and cash equivalents			8		(4)
Cash and cash equivalents at the beginning of financial period			1,800		1,786
Cash and cash equivalents at the end of the period			2,039		1,800

39

5.4                               MOVEMENT IN RETAINED PROFITS

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Retained profits at the beginning of the financial period		7,812			7,343
Net profit attributable to equity holders of WBC		1,325			2,539
Aggregate of amounts transferred from reserves		(1)			(1)
Realised gain on redemption of TOPrS		—			7
Total available for appropriation		9,136			9,888
Ordinary dividends provided for or paid		(807)			(1,518)
Distributions on other equity instruments		(68)			(154)
Deemed dividend - shares bought back		—			(404)
Retained profits at the end of the financial period		8,261			7,812

40

5.5                               NOTES TO 2005 FINANCIAL INFORMATION

Note 1.  Basis of Preparation of Financial Information

41

Note 2.  Interest Spread and Margin Analysis

	Half Year	Half Year	Full Year	Full Year
%	Sept 05	March 05	Sept 05	Sept 04
Group
Interest spread on productive assets		2.05		2.12
Impact of impaired loans		(0.01)		(0.02)
Interest spread		2.04		2.10
Benefit of net non-interest bearing liabilities and equity		0.44		0.43
Interest margin		2.48		2.53
Australia
Interest spread on productive assets		1.93		2.02
Impact of impaired loans		(0.01)		(0.01)
Interest spread		1.92		2.01
Benefit of net non-interest bearing liabilities and equity		0.38		0.38
Interest margin		2.30		2.39
New Zealand
Interest spread on productive assets		2.38		2.54
Impact of impaired loans		0.00		0.00
Interest spread		2.38		2.54
Benefit of net non-interest bearing liabilities and equity		0.52		0.39
Interest margin		2.90		2.93
Other Overseas
Interest spread on productive assets		0.78		0.77
Impact of impaired loans		(0.01)		0.00
Interest spread		0.77		0.77
Benefit of net non-interest bearing liabilities and equity		0.25		0.20
Interest margin		1.02		0.97

Interest spread on productive assets is determined after excluding non-accrual loans, other than impaired loans and related interest.

Interest spread is the difference between the average yield (including tax equivalent gross up) on all interest earning assets net of impaired loans and the average rate paid on all interest bearing liabilities. The benefit of net non-interest bearing liabilities and equity is determined by applying the average rate of interest paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets. The calculations for Australia and New Zealand take into account the interest expense/income of cross border and intragroup borrowing/lending.

42

Note 3.  Average Balance Sheet and Interest Rates

	Full Year 30 Sept 05			Full Year 30 Sept 04
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	$m	$m%	$m	$m%
Assets
Interest earning assets
Due from other financial institutions
Australia				4,324	255	5.9
New Zealand				1,404	74	5.3
Other Overseas				3,488	101	2.9
Investment & trading securities
Australia				7,802	379	4.9
New Zealand				1,184	63	5.3
Other Overseas				2,396	191	8.0
Regulatory deposits
Other Overseas				468	6	1.3
Loans & other receivables
Australia				142,339	9,796	6.9
New Zealand				30,577	2,172	7.1
Other Overseas				1,883	103	5.5
Impaired loans
Australia				291	3	1.0
New Zealand				57	3	5.3
Other Overseas				246	7	2.8
Intragroup receivable
Other Overseas				23,001	452	2.0
Interest earning assets & interest income including intragroup				219,460	13,605	6.2
Intragroup elimination				(23,001)	(452)
Total interest earning assets and interest income(1)				196,459	13,153	6.7
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits				1,574
Life insurance assets				12,423
Other assets(2)				23,708
Debt provisions
Australia				(1,310)
New Zealand				(235)
Other Overseas				(85)
Total non-interest earning assets				36,075
Acceptances of customers				4,502
Total assets				237,036
Tax equivalent gross-up in interest income(1)
Total reported interest income					12,939
Tax equivalent benefit of financing transactions					214
Total interest income including tax equivalent gross-up					13,153

(1)       Total net interest income presented in the average balance sheet includes a tax equivalent gross up of $[   ] million for the 2005 financial year ($[   ] million benefit in interest income and $[   ] million benefit in interest expense.)  Comparatives include tax equivalent gross up of:  $222 million for the financial year 2004 ($214 million benefit in interest income and $8 million benefit in interest expense).

(2)       Includes fixed assets, goodwill, other financial markets assets, future income tax benefit and prepaid superannuation contributions.

43

	Full Year 30 Sept 05			Full Year 30 Sept 04
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	$m	$m	%	$m	$m	%
Liabilities and shareholders’ equity
Interest bearing liabilities
Deposits
Australia				99,573	4,246	4.3
New Zealand				20,165	920	4.6
Other Overseas				11,854	303	2.6
Due to other financial institutions
Australia				2,053	66	3.2
New Zealand				518	31	6.0
Other Overseas				2,335	14	0.6
Loan capital
Australia				4,505	171	3.8
New Zealand				35	3	8.6
Overseas				50	4	8.0
Other interest bearing liabilities(1)
Australia				22,486	1,943	n/a
New Zealand				434	243	n/a
Other Overseas				13,925	232	n/a
Intragroup payable
Australia				13,843	309	2.2
New Zealand				9,158	143	1.6
Interest bearing liabilities & interest expense including intragroup				200,934	8,628	4.3
Intragroup elimination				(23,001)	(452)
Total interest bearing liabilities and interest expense(2)				177,933	8,176	4.6
Non-interest bearing liabilities
Deposits and due to other financial institutions
Australia				4,002
New Zealand				1,587
Other Overseas				255
Life insurance policy liabilities				10,381
Other liabilities(3)				22,549
Total non-interest bearing liabilities				38,774
Acceptances of customers				4,502
Total liabilities				221,209
Shareholders’ equity				11,979
TOPrS				320
FIRsTS				655
TPS 2003				1,132
TPS 2004				335
Outside equity interests				1,406
Total equity				15,827
Total liabilities and equity				237,036
Tax equivalent gross-up in interest expense(2)
Total reported interest expense					8,184
Tax equivalent benefit of financing transactions					(8)
Total interest expense including tax equivalent gross-up					8,176

(1)       Includes the net result of derivatives used for hedging.

(2)       Total net interest income presented in the average balance sheet includes a tax equivalent gross up of $[   ] million for the 2005 financial year ($[   ] million benefit in interest income and $[   ] million benefit in interest expense.)  Comparatives include tax equivalent gross up of:  $222 million for the financial year 2004 ($214 million benefit in interest income and $8 million benefit in interest expense).

(3)       Includes provisions for current and deferred income tax and other financial market liabilities.

44

Note 4.  Revenue

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Revenue from operating activities
Interest income		7,358			12,939
Fees and commissions received		897			1,742
Proceeds from sale of investment securities		62			73
Wealth management revenue		1,272			1,823
Other non-interest income		247			610
Revenue from operating activities		9,836			17,187

Revenue from outside operating activities
Proceeds from sale of fixed assets		12			90
Proceeds from sale of controlled entities and businesses		574			165
Proceeds from sale of other investments		20			22
Revenue from outside operating activities		606			277
Total revenue		10,442			17,464

Note 5.  Net Interest Income(1)

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Interest income
Loans and other receivables(1)		6,737			11,931
Deposits with other financial institutions		221			402
Investment and trading securities(1)		395			600
Regulatory deposits		5			6
Interest income		7,358			12,939
Interest expense
Current and term deposits		(3,196)			(5,469)
Deposits from other financial institutions		(137)			(120)
Loan capital		(102)			(177)
Debt issues		(614)			(931)
Other(2)		(764)			(1,487)
Interest expense		(4,813)			(8,184)
Net interest income		2,545			4,755

(1)       During the year improvements were made to the way interest earned on repurchase agreements is recognised and comparatives have been restated to provide consistent presentation.  As a result, $79 million for 2004 and $73 million for the first half of 2005 presented as interest from Trading securities has been moved to interest from Other.  There has been no impact on reported net interest income.  The average balance sheet (Note 3) has also been updated to reflect this change.

(2)       Includes income from hedging derivatives.

45

Note 6.  Non-Interest Income

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Non-interest income
Fees and commissions received		897			1,742
Proceeds from sale of assets		668			350
Carrying value of assets sold		(633)			(316)
Net life insurance and funds management income		470			869
Trading income		181			399
Other non-interest income		76			211
Total non-interest income		1,659			3,255

Note 7.  Non-Interest Income Analysis

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Fees and commissions
Lending fees		375			731
Transaction fees and commissions received		468			879
Other non-risk fee income		43			91
Service and management fees		11			41
		897			1,742
Trading income(1)
Foreign exchange		122			183
Trading securities		(56)			(18)
Other financial instruments		115			234
		181			399
Wealth management income
Life insurance and funds management operating income		470			869
Other income
General insurance commissions and premiums (net of claims paid)		47			92
Dividends received		21			34
Lease rentals		3			3
Hedging of overseas operations(2)		(61)			7
Net profit on sale of fixed assets, controlled entities and other investments		35			34
Other		66			75
		111			245
Non-interest income		1,659			3,255

(1)       Trading income includes earnings from our Financial Markets business, as well as our Treasury operations in Australia, New Zealand and the Pacific.

(2)       Includes the unrealised revaluation loss on TPS 2004.

46

Note 8.  Expense Analysis

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Salaries and other staff expenses
Salaries and wages		801			1,565
Other staff expenses		259			400
Restructuring expenses		5			23
		1,065			1,988
Equipment and occupancy expenses
Operating lease rentals		118			242
Depreciation and amortisation:
Premises		1			3
Leasehold improvements		17			34
Furniture and equipment		28			52
Technology		29			65
Computer software		68			104
Electricity, water, rates and land tax		4			7
Other equipment and occupancy expenses		34			100
		299			607
Other expenses
Amortisation of deferred expenditure		2			10
Non-lending losses		37			69
Consultancy fees, computer software maintenance and other professional services(1)		201			361
Stationery		32			72
Postage and freight		47			109
Telecommunications costs		9			22
Insurance		6			17
Advertising		36			68
Transaction taxes		3			5
Training		9			23
Travel		25			55
Outsourcing		238			503
Other expenses		25			31
		670			1,345
Operating expenses		2,034			3,940
Expense/income ratio before amortisation of goodwill		48.4%			49.2%

Note 9.  Deferred Expenses

				% Mov’t	% Mov’t
	30 Sept	31 March	30 Sept	Mar 05-	Sept 04-
$m	2005	2005	2004	Sept 05	Sept 05
Capitalised software		409	377
Other deferred expenditure		322	266
Deferred acquisition costs		99	92

47

Note 10. Income Tax

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Profit from ordinary activities before income tax		1,884			3,492
Prima facie income tax at Australian company tax rate of 30%		565			1,048
Add/(deduct) tax effect of permanent differences
Rebateable and exempt dividends		(34)			(86)
Goodwill amortisation		25			49
Tax losses and timing differences now tax effected		(22)			3
Life insurance:
Tax adjustment on policyholders’ earnings(1)		20			23
Adjustment for life business tax rates		(13)			(22)
Other non-assessable items		(83)			(254)
Other non-deductible items		83			105
Adjustment for overseas tax rates		11			21
Prior period adjustments		38			(25)
Other items		(49)			51
Total income tax expense attributable to profit from ordinary activities		541			913
Effective tax rate (%)		28.7			26.1
Tax equivalent gross up(2)		119			222
Effective tax rate (%) (excluding life company)		27.9			25.8
Effective tax rate (%) (including gross up)		33.0			30.6
Effective tax rate (%) (including gross up and excluding life company accounting)		32.2			30.3

(1)       In accordance with the requirements of Australian Accounting Standard AASB 1038 Life Insurance Business, our tax expense for the year includes an $[   ] million tax charge on policyholders’ investment earnings ($[   ] million first half and $[   ] million second half) of which $[   ] million is in the prima facie tax expense ($[   ] million first half and $[   ] million second half) and the balance shown here.

(2)       The tax equivalent gross up represents the benefit in respect of certain financing transactions entered into by the Institutional Bank.

48

Note 11. Dividends

	Half Year	Half Year	Full Year	Full Year
	Sept 05	March 05	Sept 05	Sept 04
Ordinary dividend (cents per share)
Interim (fully franked)(1) - proposed dividend		49		42
Final (fully franked)(1)		—		44
		49		86
Total dividends paid
Ordinary dividends paid ($m)		807		1,518
		807		1,518
Ordinary dividend payout ratio(2)		71.8%		66.6%
Ordinary dividend payout ratio - cash earnings		65.4%		62.0%

Distributions on other equity instruments
TOPrS, FIRsTS and TPS distributions ($m)		68		154
Total distributions on other equity instruments		68		154

The Group operates a Dividend Reinvestment Plan that is available to the holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in, Australia or New Zealand (excluding NZ Class shares).  The last date for receipt of election notices for the dividend reinvestment plan is [  ] November 2005.

Note 12. Earnings per Ordinary Share

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Earnings per ordinary share (cents)(3)
Basic		68.2			129.2
Fully diluted(4)		67.6			127.7
Cash earnings per ordinary share (cents)		74.9			138.6
Weighted average number of fully paid ordinary shares (millions) - Basic		1,842			1,846
Weighted average number of fully paid ordinary shares (millions) - Fully diluted		1,918			1,917

Reconciliation of ordinary shares on issue (millions)(3)
Number of ordinary shares and NZ Class shares on issue at 1 October 2004	1,831
Number of shares issued on exercise of options and performance share rights
Number of shares issued under the Dividend Reinvestment Plan (DRP)
Number of shares issued under the Employee Share Plan (ESP)
Number of shares exchanged for NZ Class shares
Number of NZ Class shares exchanged for ordinary shares
Number of ordinary shares on issue as at 30 September 2005

(1)       The interim dividends for the NZ Class shares is fully imputed.

(2)       Ordinary dividend per share divided by basic earnings per ordinary share.

(3)       Ordinary shares comprise Westpac ordinary shares and NZ Class shares.

(4)       Fully diluted earnings per share are calculated after adjusting for options, performance share rights, FIRsTS and TPS 2004 in accordance with Australian Accounting Standard AASB 1027 Earnings Per Share.

49

Note 13. Loans

				% Mov’t	% Mov’t
As at	30 Sept	31 March	30 Sept	Mar 05-	Sept 04-
$m	2005	2005	2004	Sept 05	Sept 05
Australia
Overdrafts		3,296	3,279
Credit card outstandings		5,330	5,190
Overnight and call money market loans		188	78
Own acceptances discounted		10,537	10,172
Term loans:
Housing - Owner occupied and Investment		77,783	77,176
Housing - Line of credit		12,912	12,273
Total housing		90,695	89,449
Non-housing		33,275	32,515
Finance leases		4,267	4,133
Margin lending		2,141	1,785
Other		3,232	2,118
Total - Australia		152,961	148,719
New Zealand
Overdrafts		1,091	979
Credit card outstandings		872	846
Overnight and call money market loans		1,243	1,111
Term loans:
Housing		18,433	17,586
Non-housing		9,768	8,953
Redeemable preference share finance		3,219	3,276
Other		780	630
Total - New Zealand		35,406	33,381
Other Overseas
Overdrafts		142	138
Term loans:
Housing		528	494
Non-housing		1,663	1,450
Finance leases		7	10
Other		6	3
Total - Other Overseas		2,346	2,095
Total loans		190,713	184,195
Provisions for bad and doubtful debts		(1,744)	(1,724)
Total net loans		188,969	182,471
Securitised loans		3,761	2,244

50

Note 14. Provisions for Bad and Doubtful Debts

	Half Year	Half Year	Full Year	Full Year
$m	Sept 05	March 05	Sept 05	Sept 04
General provision
Balance at beginning of period		1,487		1,393
Charge to net profit		203		414
Transfer to specific provisions		(78)		(131)
Recoveries of debts previously written off		38		73
Write-offs		(149)		(274)
Exchange rate and other adjustments		(42)		12
Balance at period end		1,459		1,487
Specific provisions
Balance at beginning of period		237		161
Transfer from/(to) general provision comprising:
New specific provisions		124		174
Specific provisions no longer required		(46)		(43)
		78		131
Write-offs(1)		(26)		(50)
Exchange rate and other adjustments		(4)		(5)
Balance at period end		285		237
Total provisions for bad and doubtful debts		1,744		1,724

(1) Write-offs from specific provisions comprised:
Business and Consumer Banking	(15)	(19)
Westpac Institutional Bank	(8)	(28)
New Zealand Banking and Pacific Banking	(3)	(3)
	(26)	(50)

51

Note 15. Impaired Assets

	30 Sept 2005			31 March 2005			30 Sept 2004
As at $m	Gross	Specific Prov’n	Net	Gross	Specific Prov’n	Net	Gross	Specific Prov’n	Net
Non-accrual assets
Australia				411	(230)	181	314	(150)	164
New Zealand				46	(6)	40	55	(7)	48
Other Overseas				62	(21)	41	141	(37)	104
				519	(257)	262	510	(194)	316
Restructured assets
Australia				58	(10)	48	62	(33)	29
Other Overseas				94	(18)	76	109	(10)	99
				152	(28)	124	171	(43)	128
Total impaired assets				671	(285)	386	681	(237)	444

Non-accrual loans with provisions and:
No performance
Australia				248	(183)	65	128	(124)	4
New Zealand				4	(1)	3	7	(1)	6
Other Overseas				50	(21)	29	118	(37)	81
				302	(205)	97	253	(162)	91
Partial performance
Australia				—	—	—	120	(11)	109
New Zealand				4	(1)	3	5	(2)	3
Other Overseas				—	—	—	1	—	1
				4	(1)	3	126	(13)	113
Full performance
Australia				106	(47)	59	29	(14)	15
New Zealand				22	(4)	18	25	(5)	20
Other Overseas				—	—	—	—	—	—
				128	(51)	77	54	(19)	35
Non-accrual loans without provisions and:
No performance
Australia				56	—	56	36	—	36
New Zealand				4	—	4	5	—	5
Other Overseas				12	—	12	16	—	16
				72	—	72	57	—	57
Partial performance
Australia				—	—	—	—	—	—
New Zealand				8	—	8	9	—	9
Other Overseas				—	—	—	—	—	—
				8	—	8	9	—	9
Full performance
Australia				1	—	1	1	—	1
New Zealand				4	—	4	4	—	4
Other Overseas				—	—	—	6	—	6
				5	—	5	11	—	11

Total non-accrual loans				519	(257)	262	510	(194)	316

52

Note 16. Movement in Gross Impaired Assets

				% Mov’t	% Mov’t
	30 Sept	31 March	30 Sept	Mar 05-	Sept 04-
$m	2005	2005	2004	Sept 05	Sept 05
Balance at beginning of period		681	589
New and increased		322	267
Written off		(26)	(39)
Returned to performing or repaid		(288)	(137)
Exchange rate and other adjustments		(18)	1
Balance at period end		671	681

Note 17. Items Past 90 Days but well Secured

				% Mov’t	% Mov’t
As at	30 Sept	31 March	30 Sept	Mar 05-	Sept 04-
$m	2005	2005	2004	Sept 05	Sept 05
Australia
Housing products		82	68
Other products		162	145
Total Australia		244	213
New Zealand
Housing products		31	20
Other products		3	9
Other Overseas		14	30
Total Overseas		48	59
Total		292	272

Note 18. Income on Non-Accrual and Restructured Assets

	Half Year	Half Year	Full Year	Full Year
$m	Sept 05	March 05	Sept 05	Sept 04
Interest received on non-accrual and restructured assets	4			13
Estimated interest forgone on non-accrual and restructured assets	11			26
Interest yield on average non-accrual and restructured assets (annualised)	2.3%			2.2%

Note 19. Impaired Assets and Provisioning Ratios

As at	30 Sept	31 March	30 Sept
%	2005	2005	2004
Total impaired assets to gross loans and acceptances		0.3	0.4
Net impaired assets to equity and general provisions		2.2	2.5
Specific provisions to total impaired assets		42.5	34.8
General provisions to non-housing loans and acceptances(1)		1.5	1.6
Total provisions to gross loans and acceptances		0.9	0.9
Total impaired assets to equity and total provisions		3.7	3.8

Note 20. Delinquencies (90 Days Past Due Loans)

				% Mov’t	% Mov’t
	30 Sept	31 March	30 Sept	Mar 05-	Sept 04-
	2005	2005	2004	Sept 05	Sept 05
Mortgages		0.21%	0.16%
Other Personal Lending		1.03%	0.96%
Total Personal Lending		0.27%	0.22%
Australian Business Banking Portfolio(2)		0.73%	0.75%

(1)       Non-housing loans have been determined on a product basis rather than on a loan purpose basis.

(2)       Three month moving average.

53

Note 21. Charge for Bad and Doubtful Debts

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
General provision:
Recoveries of debts previously written off
Business and Consumer Banking		(29)			(54)
Westpac Institutional Bank		—			(4)
New Zealand Banking and Pacific Banking		(9)			(15)
		(38)			(73)
Write-offs
Business and Consumer Banking		128			236
Westpac Institutional Bank		5			3
New Zealand Banking and Pacific Banking		16			35
		149			274

Dynamic provisioning charge		14			82
Transfer to specific provisions		78			131
Charge for bad and doubtful debts		203			414

Specific provisions:
New provisions
Business and Consumer Banking		23			82
Westpac Institutional Bank		96			79
New Zealand Banking and Pacific Banking		5			13
		124			174
No longer required
Business and Consumer Banking		(9)			(14)
Westpac Institutional Bank		(32)			(18)
New Zealand Banking and Pacific Banking		(5)			(11)
		(46)			(43)
Transfer from general provisions		78			131
Bad and doubtful debts charge to average loans and acceptances annualised (basis points)		21			23

54

Note 22. Deposits

				% Mov’t	% Mov’t
As at	30 Sept	31 March	30 Sept	Mar 05-	Sept 04-
$m	2005	2005	2004	Sept 05	Sept 05
Deposits
Australia
Non-interest bearing		3,584	3,632
Certificates of deposit		24,480	28,747
Other interest bearing:
At call		58,005	53,932
Term		23,827	24,209
Total deposits in Australia		109,896	110,520
New Zealand
Non-interest bearing		1,930	1,795
Certificates of deposit		3,077	3,099
Other interest bearing:
At call		7,903	7,697
Term		11,661	11,106
Total deposits in New Zealand		24,571	23,697
Other Overseas
Non-interest bearing		323	306
Certificates of deposit		1,923	2,372
Other interest bearing:
At call		652	619
Term		8,449	9,019
Total deposits Other Overseas		11,347	12,316
Total deposits		145,814	146,533

55

Note 23. Capital Adequacy

As at	30 Sept	31 March	30 Sept
$m	2005	2005	2004
Tier 1 capital
Total equity		16,253	16,317
Outside equity interests in managed investment schemes		(706)	(1,408)
Hybrid capital in excess of Tier 1 limit		—	(95)
Dividends provided for capital adequacy purposes		(909)	(805)
Goodwill (excluding funds management entities)		(1,198)	(1,259)
Net future income tax benefit		(291)	(280)
Estimated reinvestment under dividend reinvestment plan(1)		163	145
Retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities		(1,509)	(1,405)
Equity in captive lenders mortgage insurance entities		(69)	(62)
Capitalised expenditure(2)		(287)	(269)
Total Tier 1 capital		11,447	10,879
Tier 2 capital
Hybrid capital in excess of Tier 1 limit		—	95
Subordinated undated capital notes		505	546
General provision for bad and doubtful debts		1,459	1,487
Future income tax benefit related to general provision		(445)	(447)
Eligible subordinated bonds, notes and debentures		4,027	3,865
Total Tier 2 capital		5,546	5,546
Tier 1 and Tier 2 capital		16,993	16,425
Deductions
Capital in life and general insurance, funds management and securitisation activities		(860)	(829)
Capital in controlled commercial operations(3)		—	(297)
Net qualifying capital		16,133	15,299
Risk weighted assets		162,038	158,489
Tier 1 capital ratio		7.1%	6.9%
Tier 2 capital ratio		3.4%	3.5%
Deductions		(0.5)%	(0.7)%
Total capital ratio		10.0%	9.7%

Adjusted common equity(4)
Total Tier 1 capital		11,447	10,879
Less: Hybrid capital (net of excess of 25% of Tier 1 capital)		(2,472)	(2,377)
Less: Other deductions in relation to non-consolidated subsidiaries(5)		(860)	(1,126)
Add: Capitalised expenditure		287	269
Adjusted common equity		8,402	7,645
Risk weighted assets		162,038	158,489
Adjusted common equity to risk weighted assets		5.2%	4.8%

(1)       This amount is derived from reinvestment experience of our dividend reinvestment plan.

(2)       Capitalised expenses are deducted in accordance with APRA guidelines that designate certain capitalised expenses as intangible assets from 1 July 2004.

(3)       Represented our interest in Epic which was acquired in June 2004 and sold in December 2004.

(4)       Westpac does not currently deduct capitalised expenses from its ACE capital as this newly introduced Tier 1 capital deduction does not impact the substance of its capital strength. The alternative would be to apply the deduction while at the same time reducing our target ACE range by the equivalent amount. Given the uncertain impact from both Basel II and IFRS on the determination of capital ratios, Westpac has elected to leave both the calculation of ACE and the target range unchanged until we have a more complete understanding of all the changes likely to impact capital over the next few years.

(5)       Capital relating to non-banking subsidiaries.

56

Note 24. Derivative Financial Instruments

As at 30 September 2005

			Positive mark-
		Regulatory	to-market	Negative
	Notional	credit	(replacement	mark-to-
$ bn	amount (1)	equivalent (2)	cost) (3)	market (4)
Derivatives outstanding
Interest rate
Futures
Forwards
Swaps
Purchased options
Sold options
Foreign exchange
Forwards
Swaps
Purchased options
Sold options
Commodities
Equities and credit
Total derivatives
Total derivatives include the following derivatives used for hedging
Interest Rate
Futures
Swaps
Purchased options
Sold options
Foreign exchange
Forwards
Swaps
Total hedging derivatives outstanding
Total gross derivatives
Less: netting benefit
Net derivatives
As at 30 September 2004	949.1	11.8	3.3	4.2
As at 31 March 2005	1,165.5	14.2	4.1	4.5

Maturity profile of foreign exchange and derivative credit risk exposure in gross replacement cost terms.

As at 30 September 2005

		Over	Over	Over	Over
	Less than	3 months	6 months	1 year	2 years	Over
$ bn	3 months	to 6 months	to 1 year	to 2 years	to 5 years	5 years	Total
Interest rate
Swaps

Foreign exchange
Forwards
Swaps
Purchased options
Commodities
Equities and credit
Total derivatives

(1)       Notional amount refers to the face value or the amount upon which cash flows are calculated.

(2)       Regulatory credit equivalent using Australian Prudential Regulation Authority guidelines for capital adequacy requirements.

(3)       Positive mark-to-market or replacement cost is the cost payable of replacing all transactions in a gain position. This measure is the industry standard for the calculation of current credit risk.

(4)       Negative mark-to-market represents the cost payable to our counterparties of replacing all transactions in a loss position.

57

Daily Value at Risk

We use value at risk as the primary method for measuring and monitoring market risk exposure against Board approved limits. Value at risk is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day.  The main types of market risk arising from our trading activities are interest rate and foreign exchange risks. Other market risks include liquidity, commodity, equity, prepayment, specific issuer and capital markets underwriting risks. The table below depicts the aggregate financial markets (including capital markets underwriting) value at risk for the last three half years.

$m	High	Low	Average
Six months ended 30 September 2005
Six months ended 31 March 2005	13.2	3.8	7.0
Six months ended 30 September 2004	9.1	2.8	5.5

	Average for the	Average for the	Average for the
	Half year ended	Half year ended	Half year ended
$m	30 Sept 2005	31 March 2005	30 Sept 2004
Interest rate risk		3.5	3.2
Foreign exchange risk		1.1	1.1
Volatility risk		0.5	0.6
Other market risks(1)		4.1	2.4
Diversification benefit		(2.2)	(1.8)
Net market risk		7.0	5.5

(1)       Commodity, equity, prepayment, specific issuer and capital markets underwriting.

58

Note 25. Statement of Cash Flows

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Reconciliation of net cash provided by operating activities to net profit attributable to equity holders of WBC
Net profit attributable to equity holders of WBC		1,325			2,539
Adjustments:
Outside equity interests		18			40
Depreciation and goodwill amortisation		226			427
Increase in sundry provisions and other non-cash items		2,974			3,153
Bad and doubtful debts		165			341
Increase in other financial market assets and liabilities		(1,110)			(767)
(Increase)/decrease in trading securities		(695)			(135)
(Increase)/decrease in accrued interest receivable		(138)			(95)
Increase in accrued interest payable		120			255
Increase/(decrease) in provision for income tax		78			(309)
Increase/(decrease) in deferred tax liabilities		181			(136)
(Increase)/decrease in deferred tax assets		(189)			181
Net cash provided by operating activities		2,955			5,494
Details of assets and liabilities of controlled entities and businesses acquired follow:
Fixed assets		—			645
Other assets		—			15
Other liabilities		—			(108)
Provisions		—			(5)
Fair value of entities and businesses acquired		—			547
Cash paid and acquisition costs		—			(576)
Cash acquired		—			29
Cash consideration (net of cash acquired)		—			(547)
Details of assets and liabilities of controlled entities and businesses deconsolidated follow:
Cash at bank		54			—
Other investments		—			158
Fixed assets		641			—
Other assets		19			47
Provisions and other liabilities		(129)			—
Borrowings		(21)			—
Outside equity interests		—			(46)
Net assets of entities and businesses disposed		564			159
Gain on disposal		10			6
Cash consideration (net of sale costs)		574			165
Less: Cash deconsolidated		(54)			—
Cash consideration (net of sale costs and cash held)		520			165

59

Note 26. Group Investments and Changes in Controlled Entities

Country where	Beneficial	Carrying
Business is	Interest	Amount
Carried on	%	$m	Nature of Business

60

Note 27. Reconciliation to US GAAP

Please see note on Page 62.

61

(1)  Note to come here.

62

Note 28. Contingent Liabilities

[  ]

Note 29. Events Subsequent to Balance Date

[  ]

63

5.6                               STATEMENT IN RELATION TO THE AUDIT OF THE FINANCIAL STATEMENTS

This report based on financial statements that have been audited.  The audit report, which was unqualified, will be made available with Westpac’s Annual Financial Report.

Dated at Sydney this 3rd day of November 2005 for and on behalf of the Board.

Richard Willcock

Group Secretary and General Counsel

64

6. OTHER INFORMATION	Year End Profit Announcement 2005

6.1                               CREDIT RATINGS(1) AND EXCHANGE RATES

Rating agency	Long term	Short term
Fitch Ratings
Moody’s Investor Services
Standard & Poor’s

Twelve months to/as at	30 Sept 2005		30 Sept 2004
Currency	Average	Spot	Average	Spot
USD	0.7656	0.7616	0.7261	0.7147
GBP	0.4141	0.4326	0.4053	0.3971
NZD	1.0846	1.0998	1.1257	1.0685

Six months to/as at	30 Sept 2005		31 March 2005		30 Sept 2004
Currency	Average	Spot	Average	Spot	Average	Spot
USD	0.7642	0.7616	0.7670	0.7726	0.7123	0.7147
GBP	0.4198	0.4326	0.4084	0.4115	0.3926	0.3971
NZD	1.0861	1.0998	1.0831	1.0873	1.1111	1.0685

(1)       As at September 2005. Unchanged during the reporting period.

65

6.2                               DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains statements that constitute ‘forward-looking statements’ within the meaning of section 21E of the US Securities Exchange Act of 1934. The US Private Securities Litigation Reform Act of 1995 provides a ‘safe harbor’ for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘may’, ‘expect’, ‘intend’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Report as anticipated, believed, estimated, expected or intended.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include:

•                  inflation, interest rate, exchange rate, market and monetary fluctuations;

•                  the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy;

•                  changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which we conduct our operations;

•                  the effects of competition in the geographic and business areas in which we conduct operations;

•                  the ability to increase market share and control expenses;

•                  the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•                  technological changes;

•                  demographic changes and changes in political, social and economic conditions in any of the major markets in which we operate; and

•                  Various other factors beyond our control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us in this report refer to the section on ‘Risk factors’ in our 2005 Annual Financial Report. Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise after the date of this Report.

66

6.3                               SHAREHOLDER CALENDAR

Westpac shares are listed on the Stock Exchanges in Australia, New Zealand, New York and Tokyo.

Important dates for shareholders to note over the following months are:

Ex-dividend date
Record date for final dividend (Sydney)(1)	5.00pm (Sydney time)
Record date for final dividend (New York)(2)	5.00pm (New York time)
Dividend payment date

Share Registries

Australia	New Zealand
Ordinary shares on the main register	Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 8, 580 George Street	Level 12, 120 Albert Street
Sydney NSW 2000 Australia	Auckland 1030 New Zealand

New York	Tokyo
Depositary in USA for American Depository Shares	Paying and share handling agent in Japan for shares
JP Morgan Chase Bank, NA	listed on the Tokyo Stock Exchange
4 New York Plaza	Mitsubishi UFJ Trust & Banking Corporation
13th Floor	1-7-7, Nishi-Ikebukuro
New York NY 10004 USA	Toshima-ku
Tokyo 171-8508 Japan

For further information contact:

Media:

David Lording, Head of Media Relations, +61 (0)2 9226 3510

Analysts and Investors:

Andrew Bowden, Head of Investor Relations, +61 (0) 2 9226 4008

Richard Willcock

Group Secretary and General Counsel

3 November 2005

(1)       New Zealand residents holding Westpac ordinary shares should note Australian dates.

(2)       Dividends will be converted to local currency at the rate ruling on the date of payment of dividend.

67

7. WEALTH MANAGEMENT BUSINESS	Year End Profit Announcement 2005

Westpac’s total wealth management business comprises our Australian wealth management business, BTFG (Australia) (details included in section 4.4) and our New Zealand wealth management business (details included in section 4.3). This combined view has been provided to help understand the contribution of our wealth management business to the overall Group result and does not reflect the way in which we manage our wealth operations.

The following results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business area reflecting the management of our business, rather than its legal structure. Consequently, these results cannot be compared directly to public disclosure of the performance of individual legal entities.

7.1                               TOTAL FUNDS MANAGEMENT AND LIFE INSURANCE BUSINESS

The performance of our wealth management business is summarised below by its three main segments: Funds Management, Life Insurance and Other, and on a geographical basis where significant.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
Profit on Operations $m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Funds Management		83			136
Life Insurance
Australia		27			47
New Zealand		9			19
		36			66
Total Funds Management and Life Insurance		119			202
Other(1)		(21)			(52)
Total profit on operations		98			150

The following table shows the consolidated results for our Australian and New Zealand Funds Management, Life Insurance and Other businesses.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		17			31
Non-interest income		353			633
Operating income		370			664
Operating expenses		(201)			(397)
Core earnings		169			267
Bad debts		—			—
Operating profit before tax		169			267
Tax and outside equity interests		(38)			(52)
Cash earnings		131			215
Goodwill amortisation		(33)			(65)
Profit on operations		98			150
Economic profit		33			(3)
Expense to income ratio		54.3%			59.8%

(1)       Other business includes earnings on capital and other investments and amortisation of goodwill on acquired businesses.

68

Operating income can be reconciled to the net life insurance and funds management income as disclosed in section 5.5 Note 6, Non-Interest Income, and Note 7, Non-Interest Income Analysis, as follows:

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Operating income (from previous page)		370			664
Net interest income		(17)			(31)
Commission expense		12			23
Policy holders tax recoveries		29			33
Transfer pricing - cost of distribution		22			70
Intercompany consolidation eliminations		55			112
New Zealand commission expense		(1)			(2)
Total non-interest wealth management income		470			869

69

7.2                               FUNDS MANAGEMENT BUSINESS

Funds management includes product management, product administration, product and platform intermediary distribution, investment management, margin lending and discount broking. This section covers the Australian (detailed included in section 4.4) and
New Zealand (details included in section 4.3) businesses.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		27			42
Non-interest income		319			610
Gross operating income		346			652
Commission expense		(60)			(134)
Operating income		286			518
Operating expenses		(177)			(349)
Operating profit before tax		109			169
Tax and outside equity interests		(24)			(30)
Cash earnings		85			139
Goodwill amortisation		(2)			(3)
Profit on operations		83			136
Expense to income ratio		61.9%			67.4%

Movement of funds under management (FUM)

Retail FUM in the table below includes all general investment products, Personal Portfolio Services (now closed to new business), Business Superannuation and Mezzanine funds. It excludes the Westpac Guaranteed Income Plan. Personal Portfolio Services has been replaced by the platform product Portfolio Wrap which is included in funds under administration (FUA) in the table below.

	FUM					FUM	FUM	% Mov’t	% Mov’t
	Sept			Net	Other	Sept	March	Mar 05-	Sept 04-
$bn	2004	Sales	Redns	Flows	mov’t(3)	2005	2005	Sept 05	Sept 05
Retail	24.2						24.4
Institutional	11.2						11.4
Australia	35.4						35.8
New Zealand(1)	2.3						2.1
FUM	37.7						37.9
FUM and FUA(2)	62.6						68.7

(1)  Westpac New Zealand and BT New Zealand.

(2)  Includes Wrap and Governance Advisory Services.  Previously Corporate Superannuation was included in Retail Funds Under Mangement (30 September 2004 $3.5 billion and 31 March 2005 $3.9 billion).  Comparatives have been restated for the change.

(3)  Other movement’ primarily reflects the impact of market movements on underlying FUM and FUA.

70

7.3                               LIFE INSURANCE BUSINESS (EXCLUDES GENERAL INSURANCE)

The Life Insurance business result has been determined on a Margin on Service basis. This section covers the Australian business (details included at section 4.4) and New Zealand business (earnings included in the New Zealand segment at section 4.3).

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		—			—
Non-interest Income		95			194
Gross operating income		95			194
Commission expense		(25)			(59)
Operating Income		70			135
Operating expenses		(24)			(48)
Operating profit before tax		46			87
Tax and outside equity interests		(10)			(21)
Cash earnings		36			66
Goodwill amortisation		—			—
Profit on operations		36			66
Expense to income ratio		34.3%			35.6%

Movement in in-force premium for risk business

	In-force					In-force	In-force	% Mov’t	% Mov’t
	Sept			Net	Other	Sept	March	Mar 05-	Sept 04-
$m	2004	Sales	Lapses	Inflows	mov’t (1)	2005	2005	Sept 05	Sept 05
Australia	225.5						232.0
New Zealand	40.3						42.0
Total in-force premiums	265.8						274.0

(1)       Includes movement in in-force premiums due to CPI increases and customer re-rating.

71

7.4                               OTHER BUSINESS

Other includes earnings on capital and other instruments and amortisation of goodwill on acquired businesses.

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
$m	Sept 05	March 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		(10)			(11)
Non-interest Income		24			22
Gross operating income		14			11
Commission expense		—			—
Operating income		14			11
Operating expenses		—			—
Operating profit before tax		14			11
Tax and outside equity interests		(4)			(1)
Cash earnings		10			10
Goodwill amortisation		(31)			(62)
Profit on operations		(21)			(52)

72

7.5                               EMBEDDED VALUE AND VALUE OF NEW BUSINESS

[           ]

73

8.	SEGMENT RESULT	Year End Profit Announcement 2005

8.1	FULL YEAR SEGMENT RESULT

12 months to 30 September 2005

	Business and		BT Financial	Westpac		Group
	Consumer	New	Group	Institutional	Pacific	Business
$m	Banking	Zealand(1)	(Australia)	Bank	Banking	Unit (2)	Group
Net interest income
Non-interest income
Net operating income
Operating expenses
Goodwill amortisation
Bad debts
Profit from ordinary activities before income tax expense
Tax expense
Net profit
Net profit attributable to outside equity interests
Net profit attributable to equity holders of WBC
Goodwill amortisation
Distributions on other equity instruments
TPS 2004 revaluation
Cash earnings
Cash earnings (cents) per ordinary share

(1)  New Zealand earnings are presented in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the year (1.1424). This rate is not the same as the average rate which prevailed for the period (1.0846).

(2)  “Group Business Unit” includes the following amounts associated with the requirements of AASB 1038 Life Insurance business (AASB 1038) and the consolidation of certain Managed Investment Schemes (MIS) by Westpac Life Insurance Services Limited and BT Life Limited:

i)               Non-interest income $182 million credit ($94 million MIS and $88 million AASB 1038)

ii)           Operating expenses $4 million debit (MIS)

iii)       Tax expense $88 million debit (AASB 1038)

iv)          Net profit attributable to outside equity interests $90 million debit (MIS)

74

12 months to 30 September 2004

	Business and		BT Financial	Westpac		Group
	Consumer	New	Group	Institutional	Pacific	Business
$m	Banking	Zealand(1)	(Australia)	Bank	Banking	Unit (2)	Group
Net interest income	3,415	804	25	461	72	(22)	4,755
Non-interest income	1,290	415	589	803	67	91	3,255
Net operating income	4,705	1,219	614	1,264	139	69	8,010
Operating expenses	(2,465)	(588)	(377)	(562)	(51)	103	(3,940)
Goodwill amortisation	(58)	(43)	(61)	(2)	—	—	(164)
Bad debts	(340)	(37)	—	5	(2)	(40)	(414)
Profit from ordinary activities before income tax expense	1,842	551	176	705	86	132	3,492
Tax expense	(563)	(185)	(50)	(211)	(26)	122	(913)
Net profit	1,279	366	126	494	60	254	2,579
Net profit attributable to outside equity interests	—	(3)	—	(3)	(4)	(30)	(40)
Net profit attributable to equity holders of WBC	1,279	363	126	491	56	224	2,539
Goodwill amortisation	58	43	61	2	—	—	164
Distributions on other equity instruments	—	—	—	—	—	(154)	(154)
TPS 2004 revaluation	—	—	—	—	—	10	10
Cash earnings	1,337	406	187	493	56	80	2,559
Cash earnings (cents) per ordinary share							138.6

(1)  New Zealand earnings are presented in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the year (1.1115). This rate is not the same as the average rate which prevailed for the period (1.1257).

(2)  “Group Business Unit” includes the following amounts associated with the requirements of AASB 1038 Life Insurance business (AASB 1038) and the consolidation of certain Managed Investment Schemes (MIS) by Westpac Life Insurance Services Limited and BT Life Limited:

v)             Non-interest income $66 million credit ($33 million MIS and $33 million AASB 1038)

vi)         Operating expenses $3 million debit (MIS)

vii)     Tax expense $33 million debit (AASB 1038)

viii)    Net profit attributable to outside equity interests $30 million debit (MIS)

75

8.2          HALF YEAR SEGMENT RESULT

6 months to 30 September 2005

	Business and		BT Financial	Westpac		Group
	Consumer	New	Group	Institutional	Pacific	Business
$m	Banking	Zealand(1)	(Australia)	Bank	Banking	Unit (2)	Group
Net interest income
Non-interest income
Net operating income
Operating expenses
Goodwill amortisation
Bad and doubtful debts
Profit from ordinary activities before income tax expense
Income tax expense
Net profit
Net profit attributable to outside equity interests
Net profit attributable to equity holders of WBC
Goodwill amortisation
Distributions on other equity instruments
TPS 2004 revaluation
Cash earnings
Cash earnings (cents) per ordinary share

(1) New Zealand earnings are presented in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the half (1.1424). This rate is not the same as the average rate which prevailed for the period (1.0861).

(2) “Group Business Unit” includes the following amounts associated with the requirements of AASB 1038 Life Insurance business (AASB 1038) and the consolidation of certain Managed Investment Schemes (MIS) by Westpac Life Insurance Services Limited and BT Life Limited:

i)               Non-interest income $137 million credit ($78 million MIS and $59 million AASB 1038)

ii)           Operating expenses $2 million debit (MIS)

iii)       Tax expense $59 million debit (AASB 1038)

iv)         Net profit attributable to outside equity interests $76 million debit (MIS)

76

6 months to 31 March 2005

	Business and		BT Financial	Westpac		Group
	Consumer	New	Group	Institutional	Pacific	Business
$m	Banking	Zealand(1)	(Australia)	Bank	Banking	Unit (2)	Group
Net interest income	1,831	405	18	264	33	(6)	2,545
Non-interest income	661	205	336	433	36	(12)	1,659
Net operating income	2,492	610	354	697	69	(18)	4,204
Operating expenses	(1,260)	(291)	(192)	(293)	(27)	29	(2,034)
Goodwill amortisation	(29)	(21)	(31)	(1)	—	(1)	(83)
Bad and doubtful debts	(150)	(17)	—	(31)	(1)	(4)	(203)
Profit from ordinary activities before income tax expense	1,053	281	131	372	41	6	1,884
Income tax expense	(325)	(97)	(38)	(108)	(11)	38	(541)
Net profit	728	184	93	264	30	44	1,343
Net profit attributable to outside equity interests	—	(2)	—	(1)	(2)	(13)	(18)
Net profit attributable to equity holders of WBC	728	182	93	263	28	31	1,325
Goodwill amortisation	29	21	31	1	—	1	83
Distributions on other equity instruments	—	—	—	—	—	(68)	(68)
TPS 2004 revaluation	—	—	—	—	—	40	40
Cash earnings	757	203	124	264	28	4	1,380
Cash earnings (cents) per ordinary share							74.9

(3)  New Zealand earnings are presented in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the half (1.1424). This rate is not the same as the average rate which prevailed for the period (1.0831).

(4)  “Group Business Unit” includes the following amounts associated with the requirements of AASB 1038 Life Insurance business (AASB 1038) and the consolidation of certain Managed Investment Schemes (MIS) by Westpac Life Insurance Services Limited and BT Life Limited:

i)               Non-interest income $45 million credit ($16 million MIS and $29 million AASB 1038)

ii)           Operating expenses $2 million debit (MIS)

iii)       Tax expense $29 million debit (AASB 1038)

iv)         Net profit attributable to outside equity interests $14 million debit (MIS)

77

8.3          NEW ZEALAND BUSINESS UNIT PERFORMANCE (A$ EQUIVALENTS TO 4.3)

New Zealand operations provide banking and wealth management products and services to New Zealand consumer and business customers. The New Zealand wealth business includes; New Zealand Life Company and BTFG New Zealand. The results do not include the earnings of our New Zealand Institutional Bank. All figures are in Australian dollars (A$), converted at the average A$/NZ$ hedge exchange rate for the year (1.1424 for 2005 and 1.1115 for 2004).  This rate is not the same as the average rate which is provided for the period (1.0846 for the twelve months to September 2005, 1.1257 for the twelve months to September 2004).

			% Mov’t			% Mov’t
	Half Year	Half Year	Mar 05-	Full Year	Full Year	Sept 04-
A$m	Sept 05	Mar 05	Sept 05	Sept 05	Sept 04	Sept 05
Net interest income		405			804
Non-interest income		205			415
Operating income		610			1,219
Operating expenses		(291)			(588)
Core earnings		319			631
Bad and doubtful debts		(17)			(37)
Operating profit before tax		302			594
Tax and outside equity interests		(99)			(188)
Cash earnings		203			406
Goodwill amortisation		(21)			(43)
Profit on operations		182			363

Economic profit		97			210
Expense to income ratio		47.6%			48.2%
	$ bn	$ bn		$ bn	$ bn
Deposits		17.7			17.4
Net loans		27.7			26.4
Total assets		28.8			27.9
Funds under management		2.1			2.3

78

9.	EARNINGS RECONCILIATION	Year End Profit Announcement 2005

9.1	FULL YEAR EARNINGS RECONCILIATION

12 months to 30 September 2005

				Managed
	Reported		Policyholder	Investment	TPS 2004	Adjusted
$m	Results	Epic(1)	Tax Recoveries	Schemes	Revaluation	Results
Net interest income(2)		—	—	—	—
Non-interest income		(11)	(88)	(94)	25
Net operating income		(11)	(88)	(94)	25
Operating expenses		8	—	4	—
Goodwill amortisation		—	—	—	—
Underlying performance		(3)	(88)	(90)	25
Bad debts		—	—	—	—
Profit from ordinary activities before income tax		(3)	(88)	(90)	25
Tax expense		—	88	—	—
Net profit		(3)	—	(90)	25
Net profit attributable to outside equity interests		—	—	90	—
Net profit attributable to equity holders of WBC		(3)	—	—	25
Goodwill amortisation		—	—	—	—
Distribution on other equity interests		—	—	—	—
TPS 2004 revaluation		—	—	—	(25)
Cash earnings		(3)	—	—	—
Expense to income ratio (%)

(1)       Represents the reversal of the financial performance of Epic for the period 1 October 2004 to 14 December 2004.

(2)       Does not include the adjustment for hybrid capital benefit (refer section 3.2).

79

12 months to 30 September 2004

				Managed
	Reported		Policyholder	Investment	TPS 2004	Adjusted
$m	Results	Epic(1)	Tax Recoveries	Schemes	Revaluation	Results
Net interest income(2)	4,755	—	—	—	—	4,755
Non-interest income	3,255	(27)	(33)	(33)	14	3,176
Net operating income	8,010	(27)	(33)	(33)	14	7,931
Operating expenses	(3,940)	22	—	3	—	(3,915)
Goodwill amortisation	(164)	—	—	—	—	(164)
Underlying performance	3,906	(5)	(33)	(30)	14	3,852
Bad debts	(414)	—	—	—	—	(414)
Profit from ordinary activities before income tax	3,492	(5)	(33)	(30)	14	3,438
Tax expense	(913)	—	33	—	(4)	(884)
Net profit	2,579	(5)	—	(30)	10	2,554
Net profit attributable to outside equity interests	(40)	—	—	30	—	(10)
Net profit attributable to equity holders of WBC	2,539	(5)	—	—	10	2,544
Goodwill amortisation	164	—	—	—	—	164
Distribution on other equity interests	(154)	—	—	—	—	(154)
TPS 2004 revaluation	10	—	—	—	(10)	—
Cash earnings	2,559	(5)	—	—	—	2,554
Expense to income ratio (%)	49.2%					49.4%

(1)       Represents the reversal of the financial performance of Epic for the period 2 June 2004 to 30 September 2004].

(2)       Does not include the adjustment for hybrid capital benefit (refer to section 3.2).

80

9.2          ALF YEAR EARNINGS RECONCILIATION

6 months to 30 September 2005

				Managed
	Reported		Policyholder	Investment	TPS 2004	Adjusted
$m	Results	Epic	Tax Recoveries	Schemes	Revaluation	Results
Net interest income(1)		—	—	—	—
Non-interest income		—	(59)	(78)	(15)
Net operating income		—	(59)	(78)	(15)
Operating expenses		—	—	2	—
Goodwill amortisation		—	—	—	—
Underlying performance		—	(59)	(76)	(15)
Bad debts		—	—	—	—
Profit from ordinary activities before income tax		—	(59)	(76)	(15)
Tax expense		—	59	—	—
Net profit		—	—	(76)	(15)
Net profit attributable to outside equity interests		—	—	76	—
Net profit attributable to equity holders of WBC		—	—	—	(15)
Goodwill amortisation		—	—	—	—
Distribution on other equity interests		—	—	—	—
TPS 2004 revaluation		—	—	—	15
Cash earnings		—	—	—	—
Expense to income ratio (%)

(1)       Does not include the adjustment for hybrid capital benefit (refer to section 3.2.)

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6 months to 31 March 2005

				Managed
	Reported		Policyholder	Investment	TPS 2004	Adjusted
$m	Results	Epic(1)	Tax Recoveries	Schemes	Revaluation	Results
Net interest income(2)	2,545	—	—	—	—	2,545
Non-interest income	1,659	(11)	(29)	(16)	40	1,643
Net operating income	4,204	(11)	(29)	(16)	40	4,188
Operating expenses	(2,034)	8	—	2	—	(2,024)
Goodwill amortisation	(83)	—	—	—	—	(83)
Underlying performance	2,087	(3)	(29)	(14)	40	2,081
Bad debts	(203)	—	—	—	—	(203)
Profit from ordinary activities before income tax	1,884	(3)	(29)	(14)	40	1,878
Tax expense	(541)	—	29	—	—	(512)
Net profit	1,343	(3)	—	(14)	40	1,366
Net profit attributable to outside equity interests	(18)	—	—	14	—	(4)
Net profit attributable to equity holders of WBC	1,325	(3)	—	—	40	1,362
Goodwill amortisation	83	—	—	—	—	83
Distribution on other equity interests	(68)	—	—	—	—	(68)
TPS 2004 revaluation	40	—	—	—	(40)	—
Cash earnings	1,380	(3)	—	—	—	1,377
Expense to income ratio (%)	48.4%					48.3%

(1)  Represents the reversal of the financial performance of Epic for the period 1 October 2004 to 14 December 2004.

(2)  Does not include the adjustment for hybrid capital benefit (refer to section 3.2.)

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10. ECONOMIC PROFIT	Year End Profit Announcement 2005

Economic profit is defined as cash earning less a capital charge calculated at 11.6% of average adjusted ordinary equity plus the estimated value of franking credits paid to shareholders. Business unit economic profit is defined as cash earnings less a capital charge calculated at 12% of allocated capital plus 70% of the value of Australian tax paid.  The measures of capital, the cost of capital and franking benefits differ between the Group and business units.  As a result the sum of business units’ economic profit will not equal the Group’s economic profit.

Economic profit is used as a key measure of our financial performance because it focuses on shareholder value by requiring a return in excess of a risk-adjusted cost of capital.

Reconciliation of economic profit to net profit attributable to equity holders for the twelve months ended 30 September 2005(1)

		Business and	Westpac		BT Financial
		Consumer	Institutional	New	Group	Pacific
$m	Group	Banking	Bank	Zealand(1)	(Australia)	Banking
Net profit attributable to equity holders
Goodwill amortisation
Distributions on hybrid securities
TPS 2004 revaluation
Cash earnings
Franking benefit
Adjusted cash earnings
Average adjusted ordinary equity
Equity charge
Economic profit

Reconciliation of economic profit to net profit attributable to equity holders for the twelve months ended 30 September 2004

		Business and	Westpac		BT Financial
		Consumer	Institutional	New	Group	Pacific
$m	Group	Banking	Bank	Zealand	(Australia)	Banking
Net profit attributable to equity holders	2,539	1,279	491	363	126	56
Goodwill amortisation	164	58	2	43	61	—
Distributions on hybrid securities	(154)	—	—	—	—	—
TPS 2004 revaluation	10	—	—	—	—	—
Cash earnings	2,559	1,337	493	406	187	56
Franking benefit	477	394	91	16	36	—
Adjusted cash earnings	3,036	1,731	584	422	223	56
Average adjusted ordinary equity	12,340	5,665	2,417	1,761	2,009	99
Equity charge	(1,433)	(680)	(291)	(212)	(241)	(12)
Economic profit	1,603	1,051	293	210	(18)	44

(1)  On 11 July 2005, NZ Class shares were converted to Westpac ordinary shares.  As there is no final 2005 dividend payable in respect to NZ Class shares, the franking benefit previously distributed to NZ Class shareholders is nil for the six months ended 30 September 2005.

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Reconciliation of economic profit to net profit attributable to equity holders for the six months ended 30 September 2005

		Business and	Westpac		BT Financial
		Consumer	Institutional	New	Group	Pacific
$m	Group	Banking	Bank	Zealand(1)	(Australia)	Banking
Net profit attributable to equity holders
Goodwill amortisation
Distributions on hybrid securities
TPS 2004 revaluation
Cash earnings
Franking benefit
Adjusted cash earnings
Average adjusted ordinary equity
Equity charge
Economic profit

Reconciliation of economic profit to net profit attributable to equity holders for the six months ended 31 March 2005

		Business and	Westpac		BT Financial
		Consumer	Institutional	New	Group	Pacific
$m	Group	Banking	Bank	Zealand	(Australia)	Banking
Net profit attributable to equity holders	1,325	728	263	182	93	28
Goodwill amortisation	83	29	1	21	31	—
Distributions on hybrid securities	(68)	—	—	—	—	—
TPS 2004 revaluation	40	—	—	—	—	—
Cash earnings	1,380	757	264	203	124	28
Franking benefit	272	228	56	9	27	—
Adjusted cash earnings	1,652	985	320	212	151	28
Average adjusted ordinary equity	12,999	6,393	2,587	1,925	2,002	93
Equity charge	(752)	(383)	(155)	(115)	(120)	(5)
Economic profit	900	602	165	97	31	23

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11.	GLOSSARY	Year End Profit Announcement 2005

EARNINGS

Cash earnings

Net profit attributable to equity holders plus amortisation of goodwill minus distributions paid on hybrid equity. In addition, the revaluation impact of the hedge related to TPS 2004 is added back in the calculation of cash earnings.

SHAREHOLDER VALUE

Earnings per ordinary share	Net profit attributable to equity holders less distributions paid on hybrid equity divided by the weighted average ordinary shares.

Cash earnings per ordinary share	Cash earnings divided by the weighted average ordinary shares.

Weighted average ordinary shares	Weighted average number of fully paid ordinary shares listed on the ASX as at 30 September 2005.

Fully franked dividends per ordinary share (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.

Dividend payout ratio - net profit	Total fully franked ordinary dividend divided by net profit attributable to the equity holders of WBC.

Dividend payout ratio - cash earnings	Total fully franked ordinary dividend divided by cash earnings.

Return on equity (ROE)	Net profit attributable to equity holders less distributions paid on hybrids divided by the average adjusted ordinary equity.

Cash ROE	Cash earnings divided by the average adjusted ordinary equity.

Economic profit	Cash earning less a capital charge calculated at 11.6% of average adjusted ordinary equity plus the estimated value of franking credits paid to shareholders.

Average ordinary equity	Average total equity less average outside equity interests and average hybrid equity.

Average adjusted ordinary equity	Average ordinary equity plus average accumulated goodwill amortisation less the average estimated final dividend net of the estimated dividend reinvestment.

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PRODUCTIVITY AND EFFICIENCY

Operating expenses	Operating expenses do not include goodwill amortisation and bad and doubtful debt charges.

Expense to income ratio	Operating expenses divided by net operating income.

Total banking group expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Business and Consumer Banking, Institutional Bank, New Zealand banking operations, Pacific Bank and Other.

Full-time equivalent staff (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.

BUSINESS PERFORMANCE

Net interest spread	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities net of impaired loans.

Net interest margin	The net interest spread plus the benefit of net non-interest bearing liabilities & equity.

Average interest earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.

Average interest bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.

CAPITAL ADEQUACY

Net capital ratio	Tier 1 capital ratio plus Tier 2 capital ratio less deductions.

Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by RWA(1).

Adjusted Common Equity (ACE) ratio

ACE is equal to shareholders funds less hybrid equity, intangible assets, investments in insurance, funds management and securitisation entities and any other Tier 1 deductions. This is divided by RWA.

(1)  Australian banks are required to maintain a minimum ratio of capital to risk weighted assets of 8%.  In determining risk weighted assets, assets (including off-balance sheet exposures) are weighted according to notional credit risk as specified by the local regulator.  Classes of asset are assigned a risk weighting according to the amount of capital required to support that asset.  An additional risk weighting is determined for market risk.

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ASSET QUALITY

Impaired assets	Impaired assets, as defined by APRA can be classified into the following two categories:

Non-accrual assets: assets where income may no longer be accrued because reasonable doubt exists as to the collectability of principal and interest.

Restructured assets: assets where the original contractual terms have been formally modified to provide concessions of interest or principal for reasons related to the financial difficulties of the customer.

90 days past due

A loan facility where payments of interest or principal are 90 or more days past due and the value of the security is sufficient to cover the repayment of all principal and interest amounts due, and an additional six months interest.

OTHER

Customer satisfaction	Refers to the proportion of people for whom Westpac is their main financial institution who rate their overall relationship with Westpac as Very or Fairly Satisfied.

Employee morale	Refers to an index (between 0 and 10) rating employee satisfaction across Westpac. The closer the number is to ten, the greater the number of positive responses from surveyed participants.

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